   As filed with the Securities and Exchange Commission on June 11, 1999

                                                 Registration No. 333-79293

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                               PRE-EFFECTIVE

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                               ----------------
                         Wesley Jessen VisionCare, Inc.
             (Exact name of registrant as specified in its charter)

                Delaware                               36-4023739
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)

                             333 East Howard Avenue
                        Des Plaines, Illinois 60018-5903
                                 (847) 294-3000
  (Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

                               ----------------

                                 Kevin J. Ryan
                Chairman, President and Chief Executive Officer
                         Wesley Jessen VisionCare, Inc.
                             333 East Howard Avenue
                        Des Plaines, Illinois 60018-5903
                                 (847) 294-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

             Copies of all communications, including communications
                 sent to agent for service, should be sent to:

                               ----------------
         DENNIS M. MYERS, ESQ.                    DAVID B. WALEK, ESQ.
            Kirkland & Ellis                          Ropes & Gray
        200 East Randolph Drive                 One International Place
        Chicago, Illinois 60601               Boston, Massachusetts 02110
             (312) 861-2000                          (617) 951-7000

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement + +filed with the Securities and Exchange Commission becomes effective. This + +preliminary prospectus is not an offer to sell these securities nor does it + +seek offers to buy these securities in any jurisdiction where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                          Subject to Completion,

                                                        Dated June 11, 1999

                                4,600,000 Shares

                                  Common Stock

  All of the 4,600,000 shares of common stock are being offered by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. See "Selling Stockholders."

  Our common stock is traded on the Nasdaq National Market under the symbol "WJCO." On June 10, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $31.38 per share.

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                                                                 Per Share Total
                                                                 --------- -----
  Public offering price.........................................    $       $
  Underwriting discounts and commissions........................    $       $
  Proceeds, before expenses, to the selling stockholders........    $       $

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  Certain of the selling stockholders have granted the underwriters the right to purchase up to 687,428 additional shares at the public offering price to cover any over-allotments.

                                  -----------

  The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in Baltimore,
Maryland on     , 1999.

Deutsche Banc Alex. Brow___________________________Bear,nStearns & Co. Inc.

Robert W. Baird & Co.
     Incorporated
                 A.G. Edwards & Sons, Inc.

                                       Merrill Lynch & Co.

                                        , 1999

   [picture of a typical print advertisement used by WJ, featuring model Elsa
                                    Benitez]


  Aquaflex(R), CSI Clarity(R), CSI(R), DuraSoft(R), DuraSoft 2, DuraSoft 3, DuraSoft Optifit, Elegance, FreshLook(R), FreshLook Colorblends, Gentle Touch, Hydrocurve, Hydrocurve II(R), Natural Touch, Optifit, Optifit Custom, Polycon(R), Precision UV, SoftPerm(R), Wesley-Jessen(R) and WJ(R) are trademarks of WJ and its subsidiaries.

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and our audited consolidated financial statements and the notes thereto. In this prospectus, "WJ," "Wesley Jessen," "we," "us" or "our" each refers to Wesley Jessen VisionCare, Inc., its consolidated subsidiaries and their respective predecessors and "Predecessor" refers to the operations of the Wesley Jessen division of Schering-Plough Corporation prior to its acquisition by Bain Capital, Inc. and management on June 29, 1995. Except as otherwise specified, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                                  Our Business

  We are the leading worldwide developer, manufacturer and marketer of specialty soft contact lenses, based on our share of the specialty lens market. Our specialty lens products include cosmetic lenses, which change or enhance the wearer's eye color appearance; toric lenses, which correct vision for people with astigmatism; and premium lenses, which offer value-added features such as improved comfort for dry eyes and protection from ultraviolet light. We offer both conventional contact lens products, which can typically be used for up to 24 months before replacement, and a broad range of disposable lenses, which are intended to be replaced at least every week. Founded in 1946 by pioneers in the contact lens industry, we have a long-standing reputation for innovation and new product introductions. For the twelve months ended December 31, 1998, our net sales were $292.3 million and our operating income was $48.7 million.

  The contact lens industry is large and rapidly growing. In 1998, manufacturers' sales of soft contact lenses worldwide totaled $2.3 billion, representing a compound annual growth rate of 10% from $1.1 billion in 1990. According to industry analysts, the U.S. market for contact lenses is expected to grow by approximately 10% per year through the year 2000. We believe that market growth outside the United States will likely exceed domestic growth because of lower contact lens penetration rates internationally. Future growth in the contact lens market is expected to result from (1) continued increases in the number of wearers, as more people use contact lenses as an alternative to eyeglasses, and (2) increased revenues per wearer, as specialty products and disposable lenses grow in popularity. Because the hard contact lens portion of the industry is relatively mature, we expect that most future growth will occur in the soft lens portion, which is comprised of the clear lens segment (lenses that do not provide value-added features) and the specialty lens segment.

  We operate primarily in the specialty segment of the soft lens market, where we have the leading share in each of the cosmetic and premium lens segments and the fourth leading share in the toric lens segment. We have the leading position in the specialty segment of the soft lens market as a whole, which accounts for one-third of industry sales volume and is projected to grow at approximately 15% per year through the year 2000. In recent years, in both the clear and specialty lens segments, there has been a pronounced shift in consumers' preferences toward disposable lenses and away from conventional lenses, which has led to a significant increase in contact lens expenditures per wearer. We estimate that currently more than 40% of U.S. soft lens wearers use disposable lenses, up from 21% in 1993. We believe that our leading portfolio of disposable specialty lenses has positioned us to benefit from the preference shift toward disposable lenses. For the first quarter of 1999, approximately 50% of our revenues were generated from the sale of disposable lenses as compared to 11% in 1995. We also offer a complete line of conventional and disposable clear lenses, which are positioned as companion products to our cosmetic lenses.

  According to an independent research firm, more than 75% of all contact lens prescribers in the United States offer our products, which permits us to rapidly launch new categories of products. We develop technology, manufacturing processes and products through a combination of our in-house staff of more than 100 engineers and scientists and WJ-sponsored research by third-party experts. We market our products (1) to consumers through one of the largest advertising campaigns in the industry and (2) to eyecare practitioners through our 211-person salesforce and network of more than 60 independent distributors, which together sell our products in more than 75 countries.

  We believe that several characteristics of the contact lens industry, in addition to its projected growth, make it an attractive market for us to serve. First, because the need for corrective eyewear is chronic, contact lens wearers typically replace their lenses regularly over an extended period of time. Second, contact lens wearers frequently repurchase the same brand of lenses. We believe this occurs because a doctor's prescription is required for a change in lenses (including a change in brands) and eyecare practitioners are reluctant to change the contact lens brand of a satisfied wearer. The combination of customers' needs for repeat purchases and their brand loyalty provides a recurring revenue stream for established lens manufacturers such as Wesley Jessen. Third, to compete successfully in the contact lens industry requires, among other things, (1) a significant investment in sales and marketing in order to persuade wearers to switch to a new product; (2) the development and cost-efficient application of sophisticated manufacturing processes required to produce contact lenses; (3) U.S. Food and Drug Administration ("FDA") product clearances; and (4) a patent portfolio covering materials, design and processes. As a result, no new significant competitors have entered the soft contact lens industry in the last ten years.

                           Our Competitive Strengths

  We believe we have achieved our leading worldwide market position in specialty soft contact lenses because of the following competitive strengths:

  . High-Quality Branded Products. We produce a broad range of high-quality contact lenses that meet customers' demand for improved cosmetic, comfort, ease-of-care and vision-correction features and are sold under brand names recognized by ophthalmologists and optometrists worldwide.

  . Successful Development and Introduction of New Products. We have a strong track record of developing new specialty contact lens products, with new product lines introduced since 1994 accounting for over 50% of our net sales in 1998.

  . Broad Patent Portfolio. We believe that our intellectual property, including more than 70 U.S. patents in product design, materials and manufacturing processes, makes imitation of our products difficult, supports our strong gross margins and provides us with a competitive advantage.

  . Established Sales and Distribution Network. We believe our salesforce and distributor network constitute the largest and most sophisticated sales organization in the specialty contact lens segment. Our salesforce has focused on developing strong relationships with eyecare practitioners by not only serving their product needs but also offering them opportunities to increase profitability and build their practices through the sale of our value-added products.

  . Strong International Market Presence. We derived approximately 42% of our net sales from sales outside the United States in 1998, and our specialty contact lens products have leading market shares in Europe, Japan and Latin America.

  . Low-Cost, Proprietary Manufacturing Capabilities. We produce substantially all of our contact lens products in four state-of-the-art manufacturing facilities, which apply proprietary technology, and allow us to be a flexible, low-cost manufacturer of specialty lenses.

  . Experienced Management with a Proven Record of Improving Operating Performance. Our senior management team averages more than 10 years of experience in the contact lens industry, and has improved our results from operating losses of $50.5 million in 1994 to operating income of $48.7 million in 1998.

                              Our Growth Strategy

  Our principal objective is to expand our contact lens business in the faster-growing specialty segment of the market in order to achieve continued growth in revenues and operating profit. Our business strategy is to:

  . Capitalize on favorable industry trends, including continued increases in the number of contact lens wearers and an ongoing shift among wearers from conventional lenses to more profitable disposable lenses and from clear lenses to specialty lenses;

  . Increase our market share, using both targeted marketing to eyecare practitioners and direct consumer advertising;

  . Develop and successfully launch new products, particularly category-creating products such as our new lines of disposable toric lenses and disposable specialty color lenses, since industry dynamics have historically provided considerable advantages to a firm that successfully introduces the first product in a category;

  . Increase the international penetration of our products, both in countries where we have market leadership positions and in new markets; and

  . Benefit from our significant operating leverage, by utilizing our manufacturing capacity, investing in new low-cost manufacturing technologies and achieving economies of scale in development, manufacturing, distribution and administration.

                                  Our History

  We were founded in 1946 by contact lens pioneers Drs. Newton K. Wesley and George Jessen, after the two doctors discovered that hard contact lenses could be used to prevent a rare sight-threatening eye disease suffered by Dr. Wesley. Originally known as The Plastic Contact Lens Company, we went on to pioneer the design, manufacturing and fitting techniques of hard contact lenses. From 1980 to 1995, we operated as a wholly owned subsidiary of Schering-Plough Corporation ("Schering-Plough"). On June 29, 1995, Bain Capital, Inc. ("Bain Capital"), together with new and certain then-existing members of management acquired the Predecessor in a leveraged acquisition.

  On October 2, 1996, we acquired substantially all the assets and assumed certain liabilities of the contact lens business of the Barnes-Hind division of Pilkington plc ("Barnes-Hind"). Founded in 1939, Barnes-Hind is widely recognized in the contact lens industry as a leader in product and material innovation and design. At the time of the acquisition, Barnes-Hind was the third largest manufacturer of specialty contact lenses in the world, with a leading market position in premium and toric lenses.

  WJ is a Delaware corporation organized in May 1995. We completed the initial public offering of our common stock in February 1997. Our principal executive offices are located at 333 East Howard Avenue, Des Plaines, Illinois 60018-5903 and our telephone number is (847) 294-3000.

                                  The Offering

 Common stock offered by the selling
  stockholders................................. 4,600,000 shares
 Common stock outstanding after this offering.. 17,172,219 shares
 Use of proceeds............................... We are not selling shares in this offering and will not receive any of the proceeds from
                                                the sale of the shares offered hereby.
 Nasdaq National Market symbol................. "WJCO"

  The common stock to be outstanding after this offering is based on shares outstanding as of May 24, 1999 and excludes: (1) 2,753,029 shares of common stock reserved for issuance upon the exercise of outstanding options and (2) 1,823,635 shares of common stock reserved for issuance to employees or non-employee directors under our stock incentive plans (collectively, the "Stock Plans"). See "Management."

                      Summary Consolidated Financial Data
                    (in thousands, except per share amounts)

  The following table presents summary consolidated financial data for WJ for the periods and dates indicated. The data presented in this table are derived from "Selected Historical Consolidated Financial Data" and our audited consolidated financial statements and the notes thereto which are included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here.

                                     Twelve  Months
                                         Ended                  Three Months
                                      December 31,                 Ended,
                               ----------------------------  ------------------
                                                             March 28, April 3,
                                 1996      1997      1998      1998      1999
                               --------  --------  --------  --------- --------
Statement of Operations Data:
Net sales....................  $156,752  $282,178  $292,259   $70,595  $76,311
Operating costs and expenses:
 Cost of goods sold..........    43,152    92,780    90,471    21,939   25,118
 Cost of goods sold --
  inventory step-up..........    20,706    22,666       --        --       --
 Marketing and
  administrative.............    88,274   137,650   143,309    37,563   38,403
 Research and development....     7,178    11,997    10,818     2,386    2,873
 Amortization of intangible
  assets (negative
  goodwill)..................      (784)     (862)     (997)     (274)    (229)
                               --------  --------  --------   -------  -------
Income (loss) from
 operations..................    (1,774)   17,947    48,658     8,981   10,146
Other (income) expenses:
 Interest expense, net.......     5,385     5,559     4,811       996    1,023
 Other income, net...........    (3,051)      --        --        --       --
                               --------  --------  --------   -------  -------
Income (loss) before income
 taxes and extraordinary
 loss........................    (4,108)   12,388    43,847     7,985    9,123
Income tax (expense)
 benefit.....................     3,037    (4,188)  (14,250)   (2,715)  (2,919)
                               --------  --------  --------   -------  -------
Net income (loss) before
 extraordinary loss..........    (1,071)    8,200    29,597     5,270    6,204
Extraordinary loss, net of
 tax benefit.................    (1,671)   (4,902)      --        --       --
                               --------  --------  --------   -------  -------
Net income (loss)............  $ (2,742) $  3,298  $ 29,597   $ 5,270  $ 6,204
                               ========  ========  ========   =======  =======
Net income (loss) per common
 share:
Basic:
 Income (loss) before
  extraordinary loss.........  $  (0.07) $   0.49  $   1.70   $  0.30  $  0.36
 Extraordinary loss, net of
  income tax benefit.........  $  (0.12) $  (0.29)      --        --       --
 Net income (loss)...........  $  (0.19) $   0.20  $   1.70   $  0.30  $  0.36
Diluted:
 Income (loss) before
  extraordinary loss.........  $  (0.07) $   0.45  $   1.57   $  0.27  $  0.34
 Extraordinary loss, net of
  income tax benefit.........  $  (0.12) $  (0.27)      --        --       --
 Net income (loss)...........  $  (0.19) $   0.18  $   1.57   $  0.27  $  0.34
Weighted average common
 shares outstanding:
 Basic.......................    14,638    16,898    17,432    17,784   17,039
 Diluted.....................    14,638    18,451    18,904    19,396   18,455

                                                         December 31,  April 3,
                                                             1998        1999
                                                         ------------ ----------
Balance Sheet Data:
Working capital.........................................  $   83,717  $   86,739
Total assets............................................     204,518     202,235
Total debt..............................................      69,000      72,000
Stockholders' equity....................................  $   49,952  $   55,327

                                  RISK FACTORS

  You should consider, in addition to the other information set forth elsewhere in this prospectus, the following matters in evaluating WJ and our common stock offered hereby.

We operate in the highly competitive contact lens market and compete against larger contact lens manufacturers.

  The contact lens market is highly competitive. We face competition from other companies within each segment of the contact lens market in which we operate. In the specialty segment of the market, we principally compete with divisions of large medical and pharmaceutical companies as well as with smaller companies. To the extent we operate in the clear lens segment, we face competition primarily from Vistakon (a division of Johnson & Johnson) and other large contact lens manufacturers. Certain of our competitors in each segment have lower costs of operations, products with enhanced features, substantially greater resources to invest in product development and customer support, greater vertical integration and greater access to financial and other resources than WJ. To a lesser extent, we also compete with manufacturers of eyeglasses and other forms of vision correction such as surgical refractive procedures, including new refractive laser procedures like PRK, or photorefractive keratectomy, and like LASIK, or laser in situ keratomileusis. If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for contact lenses by enabling patients to avoid the ongoing cost and inconvenience of contact lenses. We cannot assure you that we will not encounter increased competition in the future, particularly from large manufacturers of clear lenses that have entered or are seeking to enter the specialty lens segment, which could have a material adverse effect on our financial condition or results of operations.

  The contact lens industry has experienced significant growth in recent years. We cannot assure you that such growth will continue in the future or that a general economic slowdown or recession will not have a material adverse effect on our results of operations. During 1998, the average selling prices for disposable clear lenses declined significantly due to competitive market conditions. Because we operate primarily in the specialty segment of the market, these competitive conditions did not require us to reduce the prices for our specialty lens products. Further declines in the prices of disposable clear lenses could, however, cause decreased demand for our products if consumers begin to substitute clear lenses for our products because of the price difference. We cannot assure you that competitive market conditions will not result in further declines in the prices for disposable clear lenses or that we will not have to reduce our prices to remain competitive. In addition, we believe that we currently benefit from significant advertising expenditures by certain of our competitors, which serve to raise consumer awareness of the benefits of disposable contact lenses. We cannot assure you that our operations would not be adversely affected in the event such advertising campaigns were discontinued or substantially reduced.

Our success depends in part on our ability to develop new and enhanced products for the soft contact lens market.

  The specialty segment of the soft contact lens market is characterized by rapid technological advancements and new product innovations. We believe that the manufacturer who is the first to introduce a new product in a particular category is likely to maintain the leading market share in such category. Although we have in the past been successful in attaining an early market share lead in new product categories, we cannot assure you that we will be successful in doing so in the future. In addition, the expense involved in developing new products, as well as the cost of obtaining regulatory approval to market such products, can be substantial. We cannot assure you that such new products will be successful in the marketplace and, as a result, justify the expenses involved in their development and approval. In addition, we cannot assure you that our competitors will not develop new products or technology which will lead to the obsolescence of our products, which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to risks associated with manufacturing our products at our four dedicated facilities and relying on single source suppliers from time to time.

  We produce substantially all of our contact lens products in four state-of-the-art manufacturing facilities. Each facility is dedicated to producing a particular type of contact lens. As a result, any prolonged disruption in the operations of any one of our facilities, whether due to technical or labor difficulties, destruction of or damage to any facility or other reasons, could have a material adverse effect on our financial condition or results of operations.

  We utilize a number of advanced polymers and other sophisticated materials in the production of our contact lenses. Due to the highly technical and specialized nature of certain of our production materials, we rely from time to time on a single supplier to provide us with sufficient quantities of certain materials used in the production of one or more of our product lines. To minimize our reliance on a particular vendor, we continually seek to identify multiple vendors qualified to supply our production materials and currently have only two materials that are significant to our operations that are available from a single source. Although we believe that we are not dependent on any single supplier, our inability to obtain sufficient quantities of certain production inputs could have a material adverse effect on our financial condition or results of operations.

We are subject to certain operational, financial, political and foreign exchange risks due to our significant level of international sales.

  We derived approximately 42% of our net sales from the sale of products outside the United States in the twelve months ended December 31, 1998. We expect that sales to international customers will continue to represent a significant portion of our net sales. Risks inherent in our international business activities generally include difficulties and unexpected changes in the regulatory environment, currency fluctuation risk, longer accounts receivable payment cycles and greater difficulty in collecting accounts receivable, costs and risks associated with localizing products for foreign countries, the burdens of complying with foreign laws, tariffs and other trade barriers, trade embargoes, political instability and difficulties in staffing and managing foreign operations. In addition, the laws of certain countries in which our products are or may be sold may not provide our products and intellectual property rights with the same degree of protection as the laws of the United States. We cannot assure you that these factors or other factors relating to our international business operations will not have a material adverse effect on our financial condition or results of operations.

We are dependent to a large degree on the services of our senior management team.

  We are dependent to a large degree on the services of our senior management team, including Kevin J. Ryan, Chairman, President and Chief Executive Officer. While Mr. Ryan has entered into an employment agreement with us, there can be no assurance that he or other members of the senior management team will remain with us. The loss of any of these individuals could have a material adverse effect on our financial condition or results of operations. As of March 31, 1999, our senior management team collectively owned 196,398 shares of common stock and held options to purchase an additional 1,687,115 shares of common stock, representing on a fully-diluted basis approximately 10% of the outstanding common stock. Each employee's options expire upon or shortly following the termination of such person's employment with WJ for any reason. See "Management--Employment Agreements."

Our business may be adversely impacted by our indebtedness, which requires the use of a substantial amount of our cash flow.

  As of April 3, 1999, we had approximately $72.0 million of long-term indebtedness. Subject to the restrictions in our bank credit agreement, we may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes. The level of our indebtedness could have important consequences, including:

  . a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for other purposes;

  . our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and

  . our level of indebtedness could limit our flexibility in reacting to changes in the industry and economic conditions generally. Certain of our competitors currently have greater operating and financing flexibility than us.

  We believe that, based upon current levels of operations, we should be able to meet our debt service obligations when due. Our ability to service such indebtedness, however, will be dependent on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control. In addition, our bank credit agreement imposes certain operating and financial restrictions on us.

We cannot assure you that we will be successful in our efforts to make strategic acquisitions.

  We expect to continue to seek acquisitions, joint ventures or other strategic arrangements that would enable us to expand our existing product line, broaden our geographic coverage or allow us to offer complementary product lines. We cannot assure you that we will continue to acquire businesses or establish such arrangements on satisfactory terms or that any acquired business will be integrated successfully into our operations or be able to operate profitably. Future acquisitions or other strategic arrangements could require additional financing, which could result in an increase in our indebtedness.

Our manufacturing facilities and products are subject to stringent regulation by the FDA and by various state, local and foreign jurisdictions in which our products are manufactured and/or sold.

  Our manufacturing facilities and products are subject to stringent regulation by the FDA and by various governmental agencies for the states and localities in which our products are manufactured and/or sold, as well as by governmental agencies in certain foreign countries in which our products are manufactured and/or sold. Pursuant to the Federal Food, Drug, and Cosmetic Act (the "FDC Act"), and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices such as contact lenses. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution. The FDA also has the authority to request the recall, repair, replacement or refund of the cost of any device manufactured or distributed by us. In addition, as we continue to expand internationally, we will be subject to regulations in most of the foreign countries in which we sell our products; such regulations may or may not be similar to those of the FDA. Compliance with U.S. and foreign governmental regulations, which are subject to change, can delay new product introduction and may have a material adverse effect on our financial condition or results of operations.

  Under the FDC Act, products developed by us, and significant changes or modifications to existing products, generally require FDA clearance ("510(k) clearance") pursuant to the Section 510(k) notification process ("510(k) notice") or approval of a premarket approval application ("PMA"). We manufacture and market contact lenses which have received 510(k) clearances as well as lenses which have been the subject of approved PMA applications.

  We have made modifications to our products which we believe do not require the submission of new 510(k) notices or PMA supplements. There can be no assurance, however, that the FDA would agree with any of our determinations not to submit a new 510(k) notice or PMA supplement for any of these changes or would not require us to submit a new 510(k) notice or PMA supplement for any of the changes made to the device. If the FDA requires us to submit a new 510(k) notice or PMA supplement for any device modification, we may be prohibited from marketing the modified device until the 510(k) notice or PMA supplement is cleared or approved by the FDA.

  The process of obtaining FDA approvals is lengthy, expensive and uncertain. Moreover, approvals, if granted, may limit the uses for which a product may be marketed. No assurance can be given that future changes in the FDC Act or the FDAs regulations will not have a material adverse effect on any FDA clearance or approval previously received with respect to our products.

  In addition, we cannot assure you that the selling and prescribing practices for contact lenses will not change at some point in the future. These changes could have a material adverse effect on our business, results of operations or financial condition. We are aware of a pending lawsuit against other manufacturers of contact lenses challenging certain of their selling and distribution practices. We have not been named in this lawsuit.

  Our products are also subject to regulation in other countries in which we sell our products. The laws and regulations of such countries range from comprehensive medical device approval procedures such as those described above to simple requests for product data or certifications. The number and scope of these laws and regulations are increasing. Specifically, our products are subject to the "CE marking" approval process in the European Union ("EU"). Additional approvals from foreign regulatory authorities may be required for international sale of our products in non-EU countries. Failure to comply with applicable regulatory requirements can result in the loss of previously received approvals and other sanctions and could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected if we are unable to protect our intellectual property rights.

  We consider certain of our intellectual property rights, including patents, trademarks and licensing agreements, to be an integral component of our business. Our policy is to file patent applications to protect technology, inventions and improvements that are considered important to the development of our business. We cannot assure you that the patent applications filed by us will result in the issuance of patents or that any of our intellectual property will continue to provide competitive advantages for our products or will not be challenged, circumvented by others or invalidated. Our policy is to aggressively prosecute and defend our patents and other proprietary technology. The prosecution and defense of intellectual property protection, like any lawsuit, is inherently uncertain and carries no guarantee of success. The protection of intellectual property in certain foreign countries is particularly uncertain.

We face an inherent risk of exposure to product liability claims in the event that the use of our products results in personal injury.

  We face an inherent risk of exposure to product liability claims in the event that the use of our products results in personal injury. Although we have not experienced any material losses due to product liability claims, we cannot assure you that we will not experience such losses in the future. Also, in the event that any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance that such coverage will be adequate to cover any liabilities that we may incur or that such insurance will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our financial condition or results of operations.

Certain provisions of our charter documents and Delaware law could discourage potential acquisitions proposals and could delay, deter or prevent a change in control.

  Certain provisions of our certificate of incorporation and by-laws may inhibit changes in control of WJ not approved by our board of directors. These provisions include:

  .  a classified board of directors;

  .  a prohibition on stockholder action through written consents;

  . a requirement that special meetings of stockholders be called only by the board of directors or our chief executive officer;

  .  advance notice requirements for stockholder proposals and nominations;

  . limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

  . the authority of the board to issue without stockholder approval preferred stock with such terms as the board may determine.

We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

We do not expect to pay dividends on our common stock for the foreseeable future.

  Since our incorporation in 1995, we have not declared or paid any cash or other dividends on our common stock and do not expect to pay dividends for the foreseeable future. Instead, we currently intend to retain earnings to support our growth strategy and reduce indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. See "Dividend Policy."

Trading in our shares has in the past been, and could in the future be, subject to price and volume fluctuations.

  The market for our shares has in the past been, and could in the future be, subject to price and volume fluctuations. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate. These factors include, but are not limited to:

  . announcements of developments related to our business or our competitors' or customers' businesses;

  .  fluctuations in our financial results;

  .  general conditions or developments in the contact lens market;

  . potential sales of our common stock into the marketplace by WJ or our stockholders;

  . announcements of technological innovations or new or enhanced products by us or our competitors or customers;

  . FDA regulatory actions or litigation by competitors seeking to enjoin us from manufacturing or selling our products;

  . a shortfall in revenue, gross margin, earnings or other financial results or changes in research analysts expectations; and

  . the limited number of shares of our common stock traded on a daily basis.

  We cannot be certain that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to our performance.

Our failure to identify and remediate all material Year 2000 risks could significantly disrupt our business if we are forced to devote substantial resources to Year 2000 remediation efforts, or if Year 2000 problems among our suppliers or customers cause delays in shipping or receiving products.

  We have implemented a multi-phase Year 2000 project consisting of assessment and remediation, and testing following remediation. We cannot, however, be certain that we have identified all of the potential risks. Failure by us to identify and remediate all material Year 2000 risks could adversely affect our business, financial condition and results of operations. We have identified the following risks you should be aware of:

  . we cannot be certain that the entities on whom we rely for certain goods and services that are important for our business will be successful in addressing all of their software and systems problems in order to operate without disruption in the year 2000 and beyond;

  . we cannot be certain that all defects in hardware and software (including embedded chips) used in our production equipment have been identified and will be fully remediated on a timely basis;

  . our customers or potential customers may be affected by Year 2000 issues that may, in part:

    --cause a reduction, delay or cancellation of customer orders

    --cause a delay in payments for products shipped

    --cause customers to expend significant resources on Year 2000 compliance matters, rather than investing in our products; and

  . we have not fully developed a contingency plan related to a failure of our, or a third-party's, Year 2000 remediation efforts and may not be prepared for such an event.

The forward-looking statements contained in this prospectus are based on our predictions of future performance. As a result, you should not place undue reliance on these forward-looking statements.

  This prospectus contains forward-looking statements within the meaning of Section27A of the Securities Act. Such forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect," "intends," and similar expressions, as they relate to us are intended to identify forward-looking statements, which include statements relating to, among other things,

  . the ability of WJ to continue to compete successfully in the contact lens market;

  .  the anticipated benefits from new product introductions;

  .  the continued effectiveness of our sales and marketing strategy;

  . the ability of WJ to continue to successfully develop and launch new products;

  .  the timely resolution of the Year 2000 issue by WJ and our suppliers;
     and

  .  the Euro conversion.

Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein under heading "Risk Factors" and certain economic and business factors, some of which may be beyond our control.

                                USE OF PROCEEDS

  We are not selling shares of common stock in this offering and will not receive any of the proceeds from the sale of the shares of common stock offered hereby.

                         MARKET PRICE FOR COMMON STOCK

  Our common stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "WJCO." Our common stock commenced trading on February 13, 1997. The following table sets forth the high and low sale prices per share for our common stock as reported by Nasdaq for the period indicated:

                                                                   High   Low
                                                                  ------ ------
        1997:
          First Quarter (from February 13, 1997) ................ $16.75 $14.63
          Second Quarter.........................................  25.88  13.00
          Third Quarter..........................................  31.00  22.50
          Fourth Quarter.........................................  39.00  26.25
        1998:
          First Quarter.......................................... $40.25 $31.38
          Second Quarter.........................................  35.63  18.19
          Third Quarter..........................................  26.38  16.13
          Fourth Quarter.........................................  28.25  16.13
        1999:
          First Quarter.......................................... $28.13 $20.25
          Second Quarter (through June 10, 1999).................  35.50  26.63

  As of the close of business on June 10, 1999, we had approximately 204 holders of record of our common stock. We believe that there are a significantly larger number of beneficial holders of our common stock. A recent reported last sale price of our common stock on Nasdaq is set forth on the cover page of this prospectus.

                                DIVIDEND POLICY

  Since our incorporation in 1995, we have not declared or paid any cash or other dividends on our common stock and do not expect to pay dividends for the foreseeable future. Instead, we currently intend to retain earnings to support our growth strategy and reduce indebtedness. As a holding company, our ability to pay dividends in the future is dependent upon the receipt of dividends or other payments from our principal operating subsidiary. Our bank credit agreement permits the payment of dividends of up to $3.0 million annually plus certain excess cash available at the time of payment, if any. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

  Set forth below are selected historical consolidated financial data of the Predecessor and WJ for the dates and for the periods indicated. The selected historical consolidated financial data of the Predecessor as of December 31, 1994 and for the year ended December 31, 1994 and the period from January 1, 1995 through June 28, 1995, were derived from the historical financial statements of the Predecessor that were audited by PricewaterhouseCoopers LLP. The selected historical consolidated financial data of WJ as of December 31, 1995, 1996, 1997 and 1998 and for the period from June 29, 1995 through December 31, 1995 for the years ended December 31, 1996, 1997 and 1998 were derived from the historical financial statements of WJ that were audited by PricewaterhouseCoopers LLP. The selected historical consolidated financial data of WJ for the three months ended March 28, 1998 and April 3, 1999 have been derived from unaudited financial statements of WJ and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the consolidated financial statements for an interim period. All such adjustments are of a normal, recurring nature. Results of operations for an interim period are not necessarily indicative of results for the full year. The information in this table should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the notes thereto which are included elsewhere in this prospectus.

                                    Predecessor                                        WJ
                               ----------------------  -----------------------------------------------------------------------
                                                                                                                  Three
                                  Twelve    January 1    June 29     Twelve Months Ended December 31,         Months Ended,
                               Months Ended  through     through    --------------------------------------  ------------------
                               December 31, June 28,   December 31,                                         March 28, April 3,
                                   1994       1995         1995       1995(a)   1996      1997      1998      1998      1999
                               ------------ ---------  ------------ --------  --------  --------  --------  --------- --------
Statement of Operations
 Data:
Net sales................        $109,640   $  51,019    $ 54,315   $105,334  $156,752  $282,178  $292,259   $70,595  $76,311
Operating costs and expenses:
 Cost of goods sold......          65,591      20,871      19,916     38,442    43,152    92,780    90,471    21,939   25,118
 Cost of goods sold
  --inventory step-up....             --          --       33,929        --     20,706    22,666       --        --       --
 Marketing and
  administrative.........          79,185      43,236      29,476     69,162    88,274   137,650   143,309    37,563   38,403
 Research and
  development............           9,843       4,569       2,524      4,677     7,178    11,997    10,818     2,386    2,873
 Amortization of
  intangible assets
  (negative goodwill)....           5,472       2,736        (392)      (784)     (784)     (862)     (997)     (274)    (229)
                                 --------   ---------    --------   --------  --------  --------  --------   -------  -------
Income (loss) from
 operations..............         (50,451)    (20,393)    (31,138)    (6,163)   (1,774)   17,947    48,658     8,981   10,146
Other (income) expenses:
 Interest expense, net...             --          --        2,599      4,889     5,385     5,559     4,811       996    1,023
 Financing charge........           7,172       3,511         --         --        --        --        --        --       --
 Other income, net.......            (202)     (1,360)        --      (1,360)   (3,051)      --        --        --       --
                                 --------   ---------    --------   --------  --------  --------  --------   -------  -------
Income (loss) before
 income taxes and
 extraordinary loss......        (57,421)    (22,544)    (33,737)     (9,692)   (4,108)   12,388    43,847     7,985    9,123
Income tax (expense)
 benefit.................          26,935       9,401      14,022      4,032     3,037    (4,188)  (14,250)   (2,715)  (2,919)
                                 --------   ---------    --------   --------  --------  --------  --------   -------  -------
Net income (loss) before
 extraordinary loss......         (30,486)    (13,143)    (19,715)    (5,660)   (1,071)    8,200    29,597     5,270    6,204
Extraordinary loss, net
 of tax benefit..........             --          --          --         --     (1,671)   (4,902)      --        --       --
                                 --------   ---------    --------   --------  --------  --------  --------   -------  -------
Net income (loss)........        $(30,486)  $ (13,143)   $(19,715)  $ (5,660) $ (2,742) $  3,298  $ 29,597   $ 5,270  $ 6,204
                                 ========   =========    ========   ========  ========  ========  ========   =======  =======

                              Predecessor                                       WJ
                         ---------------------- --------------------------------------------------------------------
                                                                    Twelve Months Ended                 Three
                            Twelve    January 1   June 29               December 31,                Months Ended,
                         Months Ended  through    through    ------------------------------------ ------------------
                         December 31, June 28,  December 31,                                      March 28, April 3,
                             1994       1995        1995     1995(a)   1996      1997      1998     1998      1999
                         ------------ --------- ------------ ------- --------  --------  -------- --------- --------
Net income (loss) per
 common share (b):
Basic:
 Income (loss) before
  extraordinary loss....                          $  (1.37)          $  (0.07) $   0.49  $   1.70 $   0.30  $   0.36
 Extraordinary loss, net
  of income tax
  benefit...............                               --            $  (0.12) $  (0.29)      --       --        --
 Net income (loss)......                          $  (1.37)          $  (0.19) $   0.20  $   1.70 $   0.30  $   0.36
Diluted:
 Income (loss) before
  extraordinary loss....                          $  (1.37)          $  (0.07) $   0.45  $   1.57 $   0.27  $   0.34
 Extraordinary loss, net
  of income tax
  benefit...............                               --            $  (0.12) $  (0.27)      --       --        --
 Net income (loss)......                          $  (1.37)          $  (0.19) $   0.18  $   1.57 $   0.27  $   0.34
Weighted average common
 shares outstanding:
 Basic..................                            14,416             14,638    16,898    17,432   17,784    17,039
 Diluted................                            14,416             14,638    18,451    18,904   19,396    18,455
Balance Sheet Data
 (at end of period):
Working capital.........   $ 30,940               $ 30,262           $ 77,747  $ 65,835  $ 83,717 $ 78,893  $ 86,739
Total assets............    191,429                 67,330            180,600   173,076   204,518  178,722   202,235
Total debt..............        --                  42,000            102,975    57,000    69,000   62,000    72,000
Stockholders equity
 (deficit)..............   $173,409               $(12,190)          $(13,292) $ 36,846  $ 49,952 $ 44,289  $ 55,327

-------
(a)The pro forma operating results for the year ended December 31, 1995 combine the operations of the Predecessor from January 1, 1995 through June 28, 1995 and WJ from June 29, 1995 through the end of the period and have been adjusted to reflect the period as if the acquisition of WJ and related financing transaction had occurred on January 1, 1995. Because of the purchase accounting adjustments made to the Predecessor's financial statements, the financial statements of the Predecessor for the periods prior to June 29, 1995 are not comparable to those of subsequent periods. The combined pro forma data are intended to assist in making comparisons for periods prior to the acquisition of Barnes-Hind. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidated Financial Statements of WJ included herein.
(b)No historical earnings per share data is presented for periods prior to 1995 as we do not consider such data to be meaningful.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  We are the leading worldwide developer, manufacturer and marketer of specialty soft contact lenses, based on our share of the specialty lens market. Our specialty lens products include cosmetic lenses, which change or enhance the wearer's eye color appearance; toric lenses, which correct vision for people with astigmatism; and premium lenses, which offer value-added features such as improved comfort for dry eyes and protection from ultraviolet light. Founded in 1946 by pioneers in the contact lens industry, we have a long-standing reputation for innovation and new product introductions. We develop technology, manufacturing processes and products through a combination of our in-house staff of more than 100 engineers and scientists and Company-sponsored research by third-party experts. We market and sell our products to consumers through the second largest advertising campaign in the industry and to eyecare practitioners through our 211-person salesforce and network of independent distributors, which together sell our products in more than 75 countries.

Wesley Jessen Acquisition

  On June 29, 1995, Bain Capital, together with new and certain then-existing members of management, acquired the Wesley Jessen contact lens business from Schering-Plough (the "Wesley Jessen Acquisition"). The cash purchase price in the Wesley Jessen Acquisition of $47.0 million (plus fees and expenses of $3.5 million) was funded with $7.5 million of equity and $43.0 million of borrowings under a bank credit agreement. The aggregate purchase price in the Wesley Jessen Acquisition, including assumed liabilities, was $76.6 million. The Wesley Jessen Acquisition was accounted for under the purchase method of accounting. As a result of the Wesley Jessen Acquisition, we recognized a significant non-cash increase in cost of goods sold of $6.6 million in 1996 related to the amortization of Wesley Jessen purchased inventory step-up to fair value at the acquisition date. An adjustment for this non-recurring charge has been reflected in the pro forma column of our Unaudited Statement of Operations Data. See "Results of Operations."

Barnes-Hind Acquisition

  On October 2, 1996, we acquired the contact lens business of Pilkington plc, operating as the Pilkington Barnes-Hind Group (the "Barnes-Hind Acquisition"). The Barnes-Hind Acquisition was completed for a total purchase price of $117.6 million, consisting of cash paid of $62.3 million and liabilities assumed of $55.3 million. In addition, we paid acquisition-related fees and expenses of $4.4 million. The acquisition was financed through borrowings on our then-existing credit agreement and a $5.0 million seller note.

  In connection with the Barnes-Hind Acquisition, we entered into a voluntary consent order with the Federal Trade Commission, which required, among other things, that we divest Barnes-Hind's U.S. Natural Touch product line. On March 17, 1997, we completed the sale of the product line for which we received aggregate consideration of $7.5 million, consisting of $3.0 million in cash and a four-year $4.5 million promissory note which accrues interest at a compound rate of 12% per annum, 8% of which is payable currently and 4% of which is payable-in-kind. On July 31, 1997, the purchaser made a voluntary prepayment of $3.0 million on the promissory note. On May 7, 1998, the purchaser made an additional voluntary prepayment of $1.0 million. As part of the divestiture agreement, we also entered into a supply agreement pursuant to which we will supply the purchaser with Natural Touch lenses for sale in the United States and granted licenses to the purchaser applicable to certain Barnes-Hind patents.

  In connection with the Barnes-Hind Acquisition, we identified significant operating synergies and substantial cost saving opportunities. We have completed the majority of our initial cost reduction measures which, as expected, have improved our operating results. We announced the closing of our manufacturing operations in San Diego, California, expected to be substantially completed by March 2000, with a shift of conventional lens production to our plant in Cidra, Puerto Rico. We believe this consolidation of facilities will generate additional cost savings and further operating leverage. However, there can be no assurance that we will be able to achieve such cost savings in future periods.

  As a result of the Barnes-Hind Acquisition, we incurred significant non-recurring charges as follows: (1) a non-cash increase in cost of goods sold of $14.1 million in 1996 and $22.7 million in 1997 related to the amortization of the Barnes-Hind purchased inventory step-up to fair value at the acquisition date; and (2) extraordinary debt extinguishment costs of $2.8 million ($1.7 million, net of income tax benefit) in 1996 related to the write-off of capitalized financing fees incurred in connection with the refinancing of our then-existing credit agreement. Adjustments for these non-recurring charges and expected cost savings related to the reduction of certain operating expenses including the consolidation of corporate offices, a reduction in the number of corporate level employees and related expenses and the curtailment of certain manufacturing activities have been reflected in the pro forma columns of our Unaudited Statement of Operations Data. See "'Results of Operations."

The IPO and the 1997 Offering

  In February 1997, we consummated an initial public offering (the "IPO") of
2.8 million shares of our common stock at $15.00 per share. In August 1997, we completed a secondary public offering (the "1997 Offering") of 4.3 million shares of our common stock at $23.50 per share, of which 3.8 million shares were sold by certain selling stockholders and 0.5 million shares were sold by us.

  In connection with the IPO, we incurred a non-recurring charge for extraordinary debt extinguishment costs of $7.4 million ($4.9 million, net of income tax benefit) related to the write-off of capitalized financing fees incurred in connection with the Barnes-Hind Acquisition financing. Additionally, we incurred and capitalized financing fees of $2.5 million, which are being amortized over 60 months.

  In September 1997, in connection with the 1997 Offering, we entered into an amended bank credit agreement which increased the total borrowing availability thereunder to $135.0 million, converted all of our remaining term loan borrowings into revolving loans, and reduced the interest rate thereunder. We incurred an additional $0.6 million of fees and expenses associated with the amended bank credit agreement. These costs have been capitalized and are being amortized through September 2002.

  Interest expense reductions as if the IPO had occurred on January 1, 1996 are reflected in the pro forma columns of our Unaudited Statement of Operations Data. See "Results of Operations." However, there can be no assurance that our interest expense will not increase in future periods either as a result of increased borrowings or higher interest rates.

Results of Operations

  The Wesley Jessen and Barnes-Hind Acquisitions occurred on June 29, 1995 and October 2, 1996, respectively. Because of the revaluation of the assets and liabilities, the related impact on cost of sales and expenses and the several cost-reduction and operating improvements undertaken in connection with such acquisitions, the financial statements of WJ for the years ended December 31, 1998, 1997 and 1996 are not comparable. In addition, we completed our IPO in February 1997, which had a significant impact on our on-going interest expense. To improve the comparability of our last three fiscal years, and to assist the reader in better understanding the changes in our operations over such periods, we have set forth below certain pro forma operating results for the years ended December 31, 1996 and 1997 giving effect to the cost-reduction and operating improvements as if such transactions occurred on January 1, 1996. The pro forma adjustments are set forth in the notes to the table. The pro forma information included herein for the prior year periods is presented for informational purposes only and should not be viewed as a substitute for our results of operations calculated in accordance with generally accepted accounting principles. In addition, the following pro forma information does not purport to represent the results of operations of WJ had such transactions in fact occurred on such date, nor does it purport to be indicative of the results of operations of any future periods. The following pro forma information should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                     Unaudited Statement of Operations Data
                     (in thousands, except per share data)

                                                                                    Three
                                Twelve Months Ended December 31,                 Months Ended,
                          ------------------------------------------------  -----------------------
                                      Pro                 Pro
                           Actual    Forma     Actual    Forma     Actual   March 28, April 3,
                            1996    1996(a)     1997    1997(b)     1998      1998      1999
                          --------  --------  --------  --------  --------  --------- --------
Net sales...............  $156,752  $249,999  $282,178  $282,178  $292,259   $70,595  $76,311
Operating costs and
 expenses:
 Cost of goods sold.....    63,858    86,568   115,446    92,780    90,471    21,939   25,118
 Marketing and
  administrative........    88,274   127,030   137,650   136,565   143,309    37,563   38,403
 Research and
  development...........     7,178    12,050    11,997    11,997    10,818     2,386    2,873
 Amortization of
  goodwill, net.........      (784)     (784)     (862)     (862)     (997)     (274)    (229)
                          --------  --------  --------  --------  --------   -------  -------
 Income (loss) from
  operations............    (1,774)   25,135    17,947    41,698    48,658     8,981   10,146
 Other (income) expense:
 Interest expense, net..     5,385     5,809     5,559     5,148     4,811       996    1,023
 Other income, net......    (3,051)   (3,051)      --        --        --        --       --
                          --------  --------  --------  --------  --------   -------  -------
Income (loss) before
 income taxes and
 extraordinary loss.....    (4,108)   22,377    12,388    36,550    43,847     7,985    9,123
Income tax (expense)
 benefit................     3,037    (7,608)   (4,188)  (12,244)  (14,250)   (2,715)  (2,919)
                          --------  --------  --------  --------  --------   -------  -------
Income (loss) before
 extraordinary loss.....    (1,071)   14,769     8,200    24,306    29,597     5,270    6,204
Extraordinary loss, net
 of related income tax
 benefit................    (1,671)      --     (4,902)      --        --        --       --
                          --------  --------  --------  --------  --------   -------  -------
Net income (loss).......  $ (2,742) $ 14,769  $  3,298  $ 24,306  $ 29,597   $ 5,270  $ 6,204
                          ========  ========  ========  ========  ========   =======  =======
Net income (loss) per
 common share:
 Basic..................  $   0.19  $   0.85  $   0.20  $   1.40  $   1.70   $  0.30  $  0.36
 Diluted................  $   0.19  $   0.79  $   0.18  $   1.29  $   1.57   $  0.27  $  0.34
Weighted average common
 shares
outstanding:
 Basic..................    14,638    17,459    16,898    17,302    17,432    17,784   17,039
 Diluted................    14,638    18,684    18,451    18,856    18,904    19,396   18,455

--------
(a) The pro forma results comprise the Wesley Jessen operations and the Barnes-Hind operations and include adjustments for: (i) the divestiture of the U.S. Natural Touch product line of $1,039; (ii) the elimination of inventory step-up amortization of $20,706; (iii) the net reduction in depreciation and amortization expense of $2,876 as a result of our application of purchase accounting; (iv) the net cost savings of $20,712 relating to the reduction of certain operating expenses including the consolidation of corporate offices, a reduction in the number of corporate-level employees and related expenses, and the curtailment of certain manufacturing activities; (v) the net increase in interest expense associated with the financing of the Barnes-Hind Acquisition and the refinancing in connection with the IPO of $386; (vi) the elimination of the extraordinary write-off of capitalized financing fees of $1,671; and (vii) the adjusted income tax expense resulting from the preceding adjustments at an effective income tax rate of 34%.

(b) The pro forma results include adjustments for (i) the elimination of inventory step-up amortization of $22,666; (ii) the cost savings of $1,085 relating to the reduction of certain operating expenses including the consolidation of corporate offices, a reduction in the number of corporate-level employees and related expenses, and the curtailment of certain manufacturing activities; (iii) the net decrease in interest expense of $411 associated with the refinancing in connection with the IPO; (iv) the elimination of the extraordinary write-off of capitalized financing fees of $4,902; and (v) the adjusted income tax expense resulting from the preceding adjustments at an effective income tax rate of 33.5%.

Three Months Ended April 3, 1999 (Unaudited) Compared to Three Months Ended March 28, 1998 (Unaudited)

  Net sales for the three months ended April 3, 1999 increased $5.7 million, or 8.1%, to $76.3 million from $70.6 million for the three months ended March 28, 1998. This increase resulted primarily from 42.8% growth in the sales of disposable and planned replacement contact lenses, from $27.4 million to $39.1 million, offset by a 13.9% decline in the sales of conventional lens products, from $43.2 million to $37.2 million. Sales of disposable and planned replacement lenses grew 59.2% in the U.S. and 23.7% internationally, while sales of conventional lenses fell 8.2% domestically and 22.7% in the rest of the world. Total sales in the United States grew 16.1%, with total international sales posting a decrease of 2.8% for the three month period.

  Gross profit for the three months ended April 3, 1999 increased $2.5 million, or 5.2%, to $51.2 million from $48.7 million in the comparable 1998 period. Gross profit margin decreased 1.8% to 67.1% in 1999, reflecting temporary inefficiencies related to increased production to meet the sales demand for new products.

  Marketing and administrative expenses for the three months ended April 3, 1999 increased by $0.8 million, or 2.2%, to $38.4 million from $37.6 million for the three months ended March 28, 1998. This increase was largely due to higher selling expenses incurred to support an expansion of the international direct salesforce. As a percentage of net sales, marketing and administrative expenses decreased to 50.3% in the 1999 period from 53.2% in the 1998 period.

  Research and development expenses increased $0.5 million, or 20.4%, to $2.9 million for the three months ended April 3, 1999 from $2.4 million for the three months ended March 28, 1998. As a percentage of net sales, research and development expenses increased to 3.8% in the 1999 period from 3.4% in the 1998 period. The increase was driven by developmental spending for a bifocal lens product and regulatory costs for gaining approval to market new products in Japan.

  Interest expense increased 8.1% to $1.2 million for the three months ended April 3, 1999 from $1.1 million for the three months ended March 28, 1998 due to higher average debt balances in 1999, partially offset by the effects of lower current year interest rates available to WJ under our revolving credit facility.

  Net income for the three months ended April 3, 1999 increased $0.9 million, or 17.7%, to $6.2 million from $5.3 million for the three months ended March 28, 1998 as improvement in gross profit was partially offset by increased spending in marketing and administrative expenses along with higher research and development costs and a more favorable year-over-year effective tax rate. The decrease in the effective tax rate to 32% in 1999 from 34% in 1998 was primarily due to a shift in the mix of earnings among our various operations.

Year Ended December 31, 1998 Compared to Pro Forma Year Ended December 31, 1997 (Unaudited)

  Net sales for the year ended December 31, 1998 increased $10.1 million, or 3.6%, to $292.3 million from $282.2 million for the year ended December 31, 1997. This increase resulted primarily from 27.3% growth in the sales of disposable and planned replacement contact lenses, from $98.0 million to $124.8 million, offset by a 9.1% decline in the sales of conventional lenses, from $184.1 million to $167.4 million. Sales of disposable and planned replacement lenses grew 40.4% in the U.S. and 15.0% internationally while sales of conventional lenses fell 8.4% domestically and 10.2% in the rest of the world. For the year, total U.S. sales increased 6.1% while international sales were flat. The sales returns and allowances reserve increased slightly from $10.4 million at December 31, 1997 to $10.6 million at December 31, 1998. This increase resulted primarily from a price rebate provision, which was only partially offset by lower distributor return reserve requirements in the current year.

  Gross profit for the year ended December 31, 1998 increased $12.4 million, or 6.5%, to $201.8 million from $189.4 million in the comparable 1997 period. Gross margin improved 1.9% to 69.0% in 1998, reflecting sales-driven increases in production of the high margin disposable and planned replacement lenses, as well as cost savings from improved plant utilization and other operating efficiencies including those associated with benefits of consolidation.

  Marketing and administrative expenses increased by $6.7 million, or 4.9%, to $143.3 million in 1998 from $136.6 million in 1997. As a percentage of net sales, marketing and administrative expenses increased to 49.0% in 1998 from 48.4% in 1997. This increase was largely due to added promotional spending to support the launch of the FreshLook toric lens and the market expansion of the disposable and planned replacement product lines, along with higher performance related compensation expenses.

  Research and development expenses for 1998 decreased by $1.2 million, or 9.8%, to $10.8 million from $12.0 million in 1997. As a percentage of net sales, research and development expenses declined to 3.7% from 4.3% in the prior year period. The decrease was driven by the realization of operational synergies related to the Barnes-Hind Acquisition, successful completion of various production-related development projects and nonrecurring development efforts in 1997.

  Amortization of goodwill increased by $0.1 million, or 15.7%, to $1.0 million in 1998 from $0.9 million in 1997 due to the impact on negative goodwill of the purchase price reduction, pension valuation and integration of cost estimate changes related to the Barnes-Hind Acquisition.

  Interest expense, net decreased 6.5% to $4.8 million in 1998 from $5.1 million in 1997 due to the paydown of debt throughout 1997 and early 1998 with proceeds from the offerings and funds generated from operations.

  Net income for the year ended December 31, 1998 increased by $5.3 million to $29.6 million from $24.3 million for the year ended December 31, 1997 due to improvement in gross margin partially offset by higher spending in marketing and administrative expenses and a more favorable year-over-year effective tax rate.

Pro Forma Year Ended December 31, 1997 (Unaudited) Compared to Pro Forma Year Ended December 31, 1996 (Unaudited)

  Net sales for the year ended December 31, 1997 increased $32.2 million, or 12.9%, to $282.2 million from $250.0 million for the year ended December 31, 1996. This increase resulted primarily from 38.1% growth in sales of our disposable and planned replacement contact lenses, from $71.0 million to $98.0 million, along with a moderate increase in the conventional lens product lines of 3.1%. Sales of disposable and planned replacement contact lenses grew 51.4% in the U.S. and 27.6% internationally. Total sales in the United States grew 17.4%, while sales in the rest of the world grew 7.8% for the year. The sales returns and allowances reserve decreased slightly from $10.6 million at December 31, 1996 to $10.4 million at December 31, 1997. This is a result of lower actual sales returns and allowances trends which we experienced throughout the year.

  Gross profit for the year ended December 31, 1997 increased $26.0 million, or 15.9%, to $189.4 million from $163.4 million in the comparable 1996 period. Gross profit margin improved 1.7% to 67.1% in 1997, reflecting the higher margins realized on our disposable and planned replacement lenses due to higher production volumes, as well as cost savings from improved plant utilization and other operating efficiencies.

  Marketing and administrative expenses increased by $9.5 million, or 7.5%, to $136.6 million in 1997 from $127.0 million in 1996, largely due to higher promotional spending for all product lines, particularly the former Barnes-Hind conventional lens products, along with higher performance related compensation expenses. As a percentage of net sales, though, marketing and administrative expenses decreased to 48.4% in 1997 from 50.8% in 1996.

  Income from operations of $41.7 million for the year ended December 31, 1997 increased 65.9% from $25.1 million for the year ended December 31, 1996 due to the overall increase in sales volume along with improvement in our gross margin offset slightly by the increase in marketing and administrative expenses.

  Interest expense, net decreased 11.4% to $5.1 million in 1997 from $5.8 million in 1996 due to the paydown of debt with proceeds from the offerings as well as interest income earned on the promissory note receivable related to the sale of our Natural Touch product line.

  Other income for the year ended December 31, 1996 includes $3.7 million of non-recurring licensing fee income. There was no such income in the comparable 1997 period.

  Net income for the year ended December 31, 1997 increased $9.5 million to $24.3 million from $14.8 million for the year ended December 31, 1996. Excluding the 1996 licensing fee income, net income increased $12.0 million. This resulted from higher sales volume and improvement in our gross margins, partially offset by increased spending in marketing and administrative expenses.

Liquidity and Capital Resources

  We finance our operations primarily through funds provided from operations and through borrowings under our revolving credit facility. For the three months ended April 3, 1999, we generated approximately $2.7 million in cash from operating activities, primarily as a result of profitability gains and a higher income taxes payable balance, along with improved customer collections and decreased inventory levels, partially offset by payments made for the prior year's performance related compensation and integration costs related to the Barnes-Hind Acquisition. For the three months ended March 28, 1998, we used approximately $6.1 million in cash from operating activities. This use resulted from increases in accounts receivable and inventories, along with payments made for the prior year's performance related compensation and integration costs relating to the Barnes-Hind Acquisition, partially offset by improvements in profitability and an increase in accounts payable. Since December 31, 1998, we have incurred additional borrowings of $3.0 million, primarily to fund capital expenditures.

  For the year ended December 31, 1998, we provided approximately $31.2 million in cash from operating activities. This source of funds resulted from improved profitability, along with higher income taxes payable and accounts payable balances, partially offset by increased inventory and accounts receivable levels. For the year ended December 31, 1997, we provided approximately $6.9 million in cash from operating activities, primarily as a result of increases in profitability (giving effect to the inventory step-up amortization and the extraordinary loss), partially offset by working capital requirements and payments under the plan to integrate the Barnes-Hind operations. For the year ended December 31, 1996, we provided approximately $19.2 million in cash from operating activities, primarily as a result of increases in profitability (giving effect to the inventory step-up amortization), a decrease in accounts receivable and increases in income taxes payable and accrued liabilities offset by a decrease in accounts payable.

  For the three month periods ended April 3, 1999 and March 28, 1998, we made capital expenditures of approximately $7.8 million and $2.0 million, respectively. The majority of these capital expenditures were for production capacity expansion, information technology enhancements, and site consolidations. For the years ended December 31, 1998, 1997 and 1996, we made capital expenditures of approximately $17.2 million, $16.3 million and $6.6 million, respectively. The majority of these capital expenditures were for facility and equipment improvement, information technology enhancements and site consolidations. We anticipate additional capital expenditures of approximately $23.4 million to be made throughout 1999 to continue to expand production capacity, further consolidate locations, and improve management information systems. We expect to fund these capital expenditures primarily by cash generated from operating activities and borrowings under our revolving credit facility.

  As a result of the Barnes-Hind Acquisition, we expect to incur integration costs of approximately $20.4 million, principally for severance costs and lease expenses on vacated premises. Management expects that this restructuring will be substantially completed by March 2000. As of April 3, 1999, we have paid $13.7 million of these integration costs.

  Effective July 29, 1998, we entered into the first amendment and consent of the amended bank credit agreement to increase the borrowing availability under the revolving credit facility to $170.0 million and to permit the repurchase of a maximum of $35.0 million of our common stock. See "Share Repurchase Program." As of April 3, 1999, we had approximately $98.0 million in borrowing availability under the revolving credit facility portion of the amended bank credit agreement. The amended bank credit agreement imposes certain restrictions on us, including restrictions on our ability to incur indebtedness, declare dividends or other distributions, make investments and capital expenditures, grant liens, sell our assets and engage in certain other activities. In addition, the indebtedness under the amended bank credit agreement is secured by substantially all of our assets, including our real and personal property, inventory, accounts receivable, intellectual property and other tangible assets.

  Management believes that, based on current levels of operations and anticipated internal growth, cash flow from operations, together with other available sources of funds including borrowings under the amended bank credit agreement and cash on hand at April 3, 1999, of $7.6 million, will be adequate over the next twelve months to make required payments of principal and interest on our indebtedness, to fund anticipated capital expenditures and working capital requirements, including the aforementioned restructuring and integration costs, and to enable us and our subsidiaries to comply with the terms of our debt agreements. However, actual capital requirements may change, particularly as a result of any acquisitions we may pursue. Our ability to meet our debt service obligations and reduce our total debt will be dependent upon our future performance and our subsidiaries' future performance which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond our control. A significant portion of our consolidated debt bears interest at floating rates; therefore, our financial condition is and will continue to be affected by changes in prevailing interest rates. In December 1996, we purchased an interest rate cap on $35.0 million notional principal amount at a fixed rate of 8.5%, which expires on December 31, 1999. The cap is intended to provide partial protection from potential exposure relating to our variable rate debt instruments.

  Approximately 38% of our net sales for the three months ended April 3, 1999 and approximately 42% of our net sales for the year ended December 31, 1998 were to international customers and we expect that sales to international customers will continue to represent a material portion of our net sales. Historically, fluctuations in foreign currency exchange rates have had only a minor impact on our results of operations and we do not expect such fluctuations to be material in the foreseeable future.

 Share Repurchase Program

  The board of directors approved a share repurchase plan on June 10, 1998 and we completed the program on September 18, 1998. Under the plan, we repurchased one million shares of our outstanding common stock at an average cost of $21 per share. Repurchases were made in normal market trading at prevailing prices and were funded from operating cash flow and our existing bank credit agreement.

 Recent Acquisitions

  In May 1999, we, through our Hong Kong subsidiary, acquired certain assets of Eycon Lens (Hong Kong) Co., Ltd. On June 26, 1998, we acquired the operations of Plastic Contact Lens Argentina SAIC ("'PCL") from its sole shareholder. On July 31, 1998, we, through our Australian subsidiary, acquired certain assets and assumed certain liabilities of Eycon Lens Laboratories, Pty, Ltd. from its shareholders. The total adjusted purchase price for the three acquisitions of approximately $3.2 million (including additional fees and expenses) was funded with existing liquidity. None of these acquisitions were material to our financial statements. We have accounted for the acquisitions under the purchase method of accounting.

Seasonality and Quarterly Information

  Historically, we have experienced limited seasonality, with slightly greater revenues in the quarters ended June and September and slightly lower revenues in the quarters ended March and December.

  The following table sets forth our unaudited operating results for the last eight fiscal quarters, excluding the impact of the inventory step-up. The information for each of the quarters is unaudited but includes all adjustments, consisting of only normal receiving adjustments, which management considers necessary for the fair presentation thereof.


                                  1997                           1998                    1999
                         -------------------------  ----------------------------------  -------
                         Second    Third   Fourth    First   Second    Third   Fourth    First
                         Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
                         -------  -------  -------  -------  -------  -------  -------  -------
Statement of Operations
Data:
Net sales............... $72,083  $75,235  $70,789  $70,595  $73,417  $75,254  $72,992  $76,311
Operating income........     710   11,989   12,220    8,981   12,840   13,535   13,302   10,146
Net income (loss).......    (371)   7,095    7,305    5,270    7,727    8,051    8,549    6,204
Other Data:
Amortization of
 goodwill, net..........    (196)    (196)    (274)    (274)    (273)    (247)    (203)    (229)
Depreciation............     231      231      317      475      470      842      335    1,135
Inventory step-up.......   9,574      --       --       --       --       --       --       --

Inflation

  Management believes that inflation has not had a material impact on our results of operations during the three years ended December 31, 1998 and the three months ended April 3, 1999.

Recently Issued Accounting Pronouncements

  Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities" issued in June 1998, establishes accounting and reporting standards for derivative instruments and for hedging activities. Amending SFAS 52, "Foreign Currency Translation" and SFAS 107, "Disclosures about Fair Value of Financial Instruments" and superseding SFAS 80, "Accounting for Futures Contracts," SFAS 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk" and SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," SFAS 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and measurement of those instruments at fair value. SFAS 133 is effective for fiscal quarters of fiscal years beginning after June 15, 1999 and does not permit retroactive application to prior period financial statements, however the FASB has issued an exposure draft that may delay the effective date to fiscal years beginning after June 15, 2000. We expect to implement SFAS 133 in our financial statements for the year ending December 31, 2000, unless the exposure draft is adopted as a final statement. This Statement is not expected to have a material impact on our financial statements.

Year 2000

  We utilize and rely upon computer technology in many facets of our operations, such as in the manufacture of contact lenses, the distribution of lenses to customers, the arrangement of credit in connection with the purchase of goods and the internal and external reporting of financial and operational information. The technologies employed by us throughout our operation include hardware and software as well as microprocessors and other electronic devices which are components of production equipment ("embedded chips"). In the past, certain computer programs were written using two digits rather than four to define the applicable year. Consequently, any of our systems and equipment that involve the use of time-sensitive software programmed in that manner may recognize a date identified as "00" as the year "1900" rather than "2000", which could result in miscalculations or system failures. This is commonly referred to as the Year 2000 or Y2K issue.

  We have undertaken a global approach to addressing the Year 2000 issue. Thus far, we have identified the areas of our operations in which the Year 2000 issue may arise and conducted a global survey of all personal computer, software and other essential equipment to identify components that must be modified or replaced. A formal plan has been established to acquire new and repair existing Company personal computers and associated software by June 1999. An assessment of manufacturing equipment and software has been completed. We are using both internal and external resources to identify and test systems for Year 2000 compliance and to modify or replace them when necessary. Mainframe system software modifications are progressing according to plan, and critical components are being tested. In addition, we have initiated written communications with significant suppliers and all banking institutions with which we have financial arrangements to determine the extent to which our systems and operations are vulnerable to those third parties' failures to remediate their Year 2000 compliance problems. Our global steering committee meets bi-weekly to monitor the progress of testing all Company Information Technology ("IT") and relevant non-IT systems, to establish milestones for completion of specific Year 2000-related tasks throughout our facilities, and to supervise generally the measures taken by us to address the Year 2000 issue.

  We presently believe that, as a result of our actions, the Year 2000 issue will not pose significant operational problems for our computer systems. If, however, the modifications, conversions and testing described above are not accomplished in a timely manner, the Year 2000 issue could have a material impact on our operations. In addition, there can be no guarantee that the systems of third parties will be made compliant in a timely manner and would not have an adverse effect on us. To minimize the potential risk related to unsuccessful remediation on either our part or the part of our significant suppliers or bankers, a contingency plan is being developed.

  We are using both internal and external resources to identify and test systems for Year 2000 compliance and to modify or replace them where necessary. To assure Year 2000 compliance, we have made commitments of $1.9 million to date, of which $0.8 million and $0.6 million was spent in 1998 and 1999, respectively, and have projected commitments of $1.2 million in future periods. The majority of these costs will be expensed as incurred, with the remainder treated as capital expenditures. Costs related to Year 2000 compliance were not significant in years prior to 1998.

  At this time, management is unable to estimate the effect of noncompliance with the Year 2000 issue on our results of operations, liquidity and financial condition beyond the belief that noncompliance would be material in nature.

Conversion to Euro Currency

  On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency--the euro. The conversion to the euro will eliminate currency exchange risk between member countries. Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. The transition period for the introduction of the euro will be between January 1, 1999 and June 30, 2002.

  We conduct business in some member countries affected. The more important issues facing us include: converting information technology systems; negotiating and amending business agreements and contracts; processing tax and accounting records; and potentially the competitive impact of cross-border price transparency. Our operating subsidiaries affected by the euro currency conversion are addressing the issues involved, currently with preliminary emphasis on order processing, banking and assessment of financial systems. Due to the uncertainties involved, the issue of one common currency's effect on pricing and its impact on results of operations cannot be reasonably estimated at this time.

  Based on our work to date, we believe the euro currency conversion has not and will not have a material impact on our consolidated financial condition and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

  We are primarily exposed to market risks that relate to interest rates and foreign currency exchange rates. Our attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. Selectively, we enter into interest rate caps and foreign currency forward exchange contracts to manage market risks. We do not hold financial instruments for trading or speculative purposes.

 Foreign currency exchange rate risk

  We use forward exchange contracts to minimize the effects of foreign currency fluctuations between the British Pound Sterling and the Japanese Yen. These contracts are used to hedge certain intercompany amounts owed, and the notional amounts and fair values of those contracts were not material at December 31, 1998.

 Interest rate risk

  Virtually all of our debt bears interest at floating rates, approximately 6% at December 31, 1998. Therefore, increases and decreases in interest rates have significant impact on our overall profitability, but do not have a significant impact on the fair value of the debt overall. A 10% increase in the interest rate would increase our interest expense by approximately 10%, or $544,000. We purchased an interest rate cap of 8.5% on $35.0 million of notional principal amount in order to partially offset adverse impacts of potential interest rate increases. We currently do not expect to incur any expense or receive any significant benefit from the interest rate cap because of the large difference between the current interest rate and the interest rate cap.

                                    BUSINESS

General

  We are the leading worldwide developer, manufacturer and marketer of specialty soft contact lenses, based on our share of the specialty lens market. Our specialty lens products include cosmetic lenses, which change or enhance the wearer's eye color appearance; toric lenses, which correct vision for people with astigmatism; and premium lenses, which offer value-added features such as improved comfort for dry eyes and protection from ultraviolet light. We offer a broad range of both conventional contact lenses, which can typically be used for up to 24 months before replacement, and disposable contact lenses, which are intended to be replaced at least every week. Founded in 1946 by pioneers in the contact lens industry, we have a long-standing reputation for innovation and new product introductions. For the twelve months ended December 31, 1998, our net sales were $292.3 million and our operating income was $48.7 million.

  We operate primarily in the specialty segment of the soft lens market. In recent years, in both the clear and specialty lens segments, there has been a pronounced shift in consumers' preferences toward disposable lenses and away from conventional lenses, which has led to a significant increase in contact lens expenditures per wearer. We estimate that more than 40% of U.S. soft lens wearers use disposable lenses, up from 21% in 1993. We also offer a complete line of conventional and disposable clear lenses, which are positioned as companion products to our cosmetic lenses.

  According to an independent research firm, more than 75% of all contact lens prescribers in the United States offer our products, which permits us to rapidly launch new categories of products. Wesley Jessen develops proprietary technologies, manufacturing processes and products through a combination of its in-house staff of more than 100 engineers and scientists and Company-sponsored research by third-party experts. We are among the largest advertisers in the industry and market our products to consumers through advertising campaigns and to eyecare practitioners through our 211 person salesforce and network of independent distributors, which together sell our products in more than 75 countries.

  We were founded by Drs. Newton K. Wesley and George Jessen, who went on to pioneer the design, manufacture and fitting techniques of hard contact lenses. From 1980 to 1995, we operated as a wholly owned subsidiary of Schering-Plough. On June 29, 1995, Bain Capital and management acquired the Predecessor in a leveraged acquisition. On October 2, 1996, we acquired Barnes-Hind division from Pilkington plc. At the time of the acquisition, Barnes-Hind was the third largest manufacturer of specialty contact lenses in the world, with a leading market position in premium and toric lenses.

Industry Overview

  Industry analysts estimate that over 50% of the world's population needs some type of corrective eyewear. In the United States alone, there are over 156 million people who require some form of corrective eyewear. Most individuals who wear contact lenses begin to do so in their early teens and the majority of wearers are between the ages of 18 and 39. We believe that the number of contact lens wearers will expand as technology improves the convenience, comfort and fit of contact lenses, so that lenses provide cost-effective and comfortable vision correction to a larger segment of the population.

  The contact lens industry is large and rapidly growing. In 1998, manufacturers' sales of soft contact lenses worldwide totaled $2.3 billion, representing a compound annual growth rate of approximately 10% from $1.1 billion in 1990. We believe that market growth outside the United States will likely exceed domestic growth because of lower contact lens penetration rates internationally.

Since 1991, the number of contact lens wearers in the United States has increased by 4% per year while revenue per wearer has increased by 5% per year as conventional users have shifted to more costly specialty and disposable lenses. While the market for hard contact lenses has been relatively flat since 1991 with approximately 6 million U.S. wearers, the number of people wearing soft contact lenses has grown at a compound annual growth rate of 6% since that time.

  The contact lens industry can be divided into the soft lens portion, which represents approximately 80% of U.S. wearers, and the hard lens portion, primarily rigid gas permeable ("RGP"), which represents approximately 20% of U.S. wearers. Within the soft contact lens market, there are three principal replacement regimes: conventional, disposable and planned replacement. Conventional lenses are typically replaced after 12 to 24 months and require periodic cleaning throughout the life of the lens. Disposable soft contact lenses were introduced in the late 1980s based on the concept that changing lenses on a more frequent basis helped to improve comfort, convenience and health of the eye for many wearers. Disposable lenses are intended to be changed as often as daily or weekly depending on the product. Planned replacement lenses are designed to be changed as often as every month or up to every three months and currently represent 15% of the overall soft lens market.

  The two primary segments within the soft lens market are clear and specialty. Clear lenses, which do not provide value-added features that specialty lenses offer, represent approximately 67% of the U.S. soft lens market and include both conventional and disposable products. Growth in the clear lens segment has been driven primarily by growth in the population of 14- to 25-year-olds, the prime age group for new lens wearers, the substitution of soft for hard contact lenses and the continuous evolution in the contact lens market toward more frequent replacement of contact lenses.

  Specialty lenses represent the remaining 33% of the U.S. soft lens market and generally command a premium price because they are designed for patients who have a medical need for a specialized lens or who desire a lens with additional features. Specialty lenses include cosmetic lenses which change or enhance the natural color of eyes while correcting vision, toric lenses for astigmatics, bifocal lenses for presbyopes and premium lenses that offer protein deposit resistance, improved visual acuity, enhanced comfort for dry eyes or UV protection. The specialty lens segment of the soft contact lens market has higher projected growth rates than the clear lens segment. During the past several years the number of specialty lens wearers has increased at a rate of 11% per year; more than double the rate of increase of clear wearers. We believe that continued rapid growth in sales of specialty lenses will result from:

  .  the continued trend toward disposables;

  . increased awareness among consumers and eyecare practitioners of the value-added features available with specialty lenses; and

  . new product innovations, such as disposable toric contact lenses, new cosmetic designs, ultraviolet protection lenses and effective bifocal contact lenses.

  An important characteristic of the contact lens industry is that an individual's need for corrective eyewear is chronic. The need for vision correction is often diagnosed at an early age and increases over time. Contact lenses represent an alternative to eyeglasses, while offering improved peripheral vision and additional features, such as eye color enhancement and UV protection. Contact lens wearers will typically purchase lenses regularly for several years.

  Contact lenses require a prescription specifying a particular brand of lenses. Such prescriptions are written by either ophthalmologists or optometrists referred to in the contact lens industry as "fitters." An ophthalmologist is a physician with a Doctor of Medicine ("MD") degree who specializes in eyecare, and an optometrist is a state-licensed eyecare specialist who holds a Doctor of Optometry ("OD") degree. Fitters have the ability to influence patients' choice of which contact lens brand they will wear. Therefore, if a contact lens manufacturer successfully markets its products to a fitter, that fitter will carry that manufacturer's brand of contact lenses in inventory and offer it to patients. Once the brand is in the fitter's inventory, the manufacturer will likely receive a stream of revenues from new patients for whom the brand is prescribed as well as from patients who are refitted, change lens types or need different prescriptions. Also, the manufacturer will be more likely to successfully place new products in the fitter's inventory. Prescriptions for contact lenses are filled by either ophthalmologists, optometrists, optical chains, health maintenance organizations (HMOs), pharmacies or mail order houses.

  The contact lens industry is characterized by high brand loyalty. We believe that wearers resist switching brands once a particular brand is prescribed and fitted successfully. By staying with an existing brand, a customer can replace his or her current lens without an eye examination. Even for an adjusted prescription, customers typically acclimate to a particular lens design and may experience discomfort if refitted with a new brand. Typically, only when a customer is experiencing difficulty with a lens or the customer wants to switch from conventional to disposable lenses or from clear to specialty lenses will a fitter refit with a different brand of lens. We believe, based on historical patterns in the contact lens industry that once a product category has matured, brand loyalty causes competitive market share to remain relatively constant. However, overall market share may shift because of different growth rates of each category or the creation of new categories.

  No new significant competitors have entered the soft contact lens industry in the last ten years. To compete successfully in the industry entails substantial risks and requires significant investment of time and resources. In particular, we believe a new entrant must successfully (1) develop innovative product offerings; (2) master the sophisticated processes required to manufacture contact lenses; (3) invest the significant capital required to develop manufacturing capacity; (4) overcome existing patent protections covering the design, materials and manufacturing processes of contact lenses; and (5) obtain FDA product clearances, each of which may take several years.

Competitive Strengths

  We believe we have achieved our leading worldwide market position in specialty contact lenses because of the following competitive strengths:

    High-Quality Branded Products. We produce a broad range of high-quality contact lenses that meet customer demand for improved cosmetic, comfort, ease-of-care and vision-correction features and are sold under brand names recognized by ophthalmologists and optometrists worldwide. Our cosmetic lens products are marketed under the DuraSoft, Elegance, Wild Eyes, FreshLook and FreshLook Colorblends brand names, our toric lenses under the Optifit, Hydrocurve and CSI brand names, and our premium lenses under the Gentle Touch, Precision UV, Aquaflex and CSI brand names. Both eyecare practitioners and wearers tend to show significant brand loyalty once a particular brand of lenses is properly fitted and prescribed. As a result, our large installed base of contact lens fitters and current wearers affords us a recurring revenue stream.

    Successful Development and Introduction of New Products. We have a strong track record of developing new specialty contact lens products, with new product lines introduced since 1994 accounting for over 50% of our net revenues for 1998. We introduced the first disposable opaque lens and the first disposable lens that offers UV protection in 1994. We believe that being the first to introduce a new specialized lens is a competitive advantage over subsequent entrants to that product category because of the significant brand loyalty in the contact lens industry.

    Broad Patent Portfolio. We believe that our intellectual property, including more than 70 U.S. patents in product design, materials and manufacturing processes, makes imitation of our products difficult, supports our strong gross margins and provides us with a competitive advantage. Our most important patents cover the design of our toric lenses; the material, process and design of clear-pupil cosmetic lenses; and the technology necessary to produce certain advanced polymer lenses. We believe that our patent portfolio and manufacturing expertise allow us to produce and sell specialty lens products that are not otherwise available on the market.

    Established Sales and Distribution Network. We believe our salesforce and distributor network constitute the largest and most sophisticated sales organization in the specialty contact lens market. Our salesforce has focused on developing strong relationships with eyecare practitioners throughout North America, Europe, Asia and Latin America. Through our sales efforts, we seek to educate and inform eyecare practitioners as to (1) the breadth of our specialized product line; (2) the extent to which they can build their practice through the use of our products; and (3) their ability to generate more revenue per patient by prescribing our value-added lenses instead of conventional or disposable clear lenses.

    Strong International Market Presence. We derived approximately 42% of our 1998 net sales from sales outside the United States, and our specialty contact lens products have leading market shares in Europe, Japan and Latin America. We have over 107 international sales representatives and more than 60 distributors covering more than 75 countries. We believe that such international markets offer attractive opportunities for increased sales as a result of lower contact lens penetration rates as compared to the United States.

    Low-Cost, Proprietary Manufacturing Capabilities. We produce substantially all of our contact lens products in four state-of-the-art manufacturing facilities, which apply proprietary technology, allow us to be a flexible, low-cost manufacturer of specialty lenses. We believe that we enjoy a competitive advantage over other contact lens manufacturers as a result of our ability to produce cost-effective specialized contact lenses using short production runs. Consequently, we can offer approximately 180,000 stock-keeping units (SKUs). Furthermore, our manufacturing operations in Puerto Rico provide us with significant tax benefits.

    Experienced Management with a Proven Record of Improving Operating Performance. Our senior management team averages more than 10 years of experience in the contact lens industry, and has improved our results from operating losses of $50.5 million in 1994 to operating income of $48.7 million in 1998. This operating improvement was accomplished through the successful implementation of cost reduction programs, rationalization of manufacturing processes, refocusing of research and development programs, and execution of targeted marketing strategies.

Growth Strategy

  Our principal objective is to expand our contact lens business in the faster-growing specialty segments of the market in order to achieve continued growth in revenues and operating profit. Our continuing business strategy is to:

    Capitalize on Favorable Industry Trends. According to industry analysts, the number of soft contact lens wearers in the United States has increased from 19 million in 1990 to over 27 million in 1998. We estimate that the number of soft contact lens wearers will increase by approximately 5% annually through the year 2000 as soft contact lenses continue to gain popularity and the number of 14- to 25-year-olds, the prime age group for new lens wearers, increases. In addition, there has been an ongoing shift among wearers from conventional lenses to more profitable disposable lenses as well as from clear lenses to specialty lenses, which favors our product line, including our FreshLook disposable cosmetic lenses and Precision UV disposable premium lenses. For the first quarter of 1999, approximately 50% of our net sales were generated from the sale of disposable lenses as compared to 11% in 1995.

    Increase Our Market Share. We employ a two-pronged marketing strategy to increase our market share, using both direct consumer advertising and targeted marketing to eyecare practitioners. In 1998, we spent approximately $15.0 million on a national consumer advertising campaign featuring model Elsa Benitez to raise brand awareness and demand among consumers. In addition, we use our highly trained salesforce to market our specialty lens products to eyecare practitioners. The salesforce seeks to train new ODs and MDs to fit our lenses and to educate eyecare practitioners as to the value-added features and revenue potential of our products.

    Develop and Successfully Launch New Products. Our research and development program is geared toward developing new products with commercial appeal, particularly category-creating products such as our new line of disposable toric lenses and disposable specialty color lenses, as industry dynamics have historically provided considerable advantages to a firm that successfully introduces the first product in a category. In the last twelve months, we have introduced four new products or line extensions, including disposable toric lenses, a new line of specialty color lenses, novelty cosmetic lenses and ultraviolet-absorbing disposable lenses. The ultraviolet protection lens allows us to further penetrate the emerging health-conscious market and permits cross-promotion with our current specialty lens wearers.

    Increase the International Penetration of our Products. We believe that several international markets, particularly Europe, Japan and Brazil, offer significant opportunities for growth. In Europe, we intend to expand our direct sales organization, and in Japan, we will continue to develop strategic partnerships with leading local manufacturers and distributors.

    Benefit from Our Significant Operating Leverage. We plan to further improve our results of operations by utilizing our manufacturing capacity, investing in new low-cost manufacturing technologies and achieving economies of scale in development, manufacturing, distribution and administration. We enjoy significant operating leverage (i.e., a disproportionately greater impact on earnings resulting from a change in revenues) due to significant fixed-cost components of our manufacturing operations, research and development program and marketing efforts.

  We regularly consider the expansion of our contact lens business through acquisitions, joint ventures and other strategic alliances. Through such arrangements, we will seek to broaden our product lines within the contact lens industry and our geographic coverage and to acquire complementary product lines.

Products

  The following table sets forth the approximate composition, by product line, of our net sales for the year ended December 31, 1998:

                           Net Sales by Product Line
                             (dollars in thousands)

                                                      Year Ended
                                                     December 31,
                                                         1998
                                                   ----------------
                                                    Amount  Percent
                                                   -------- -------
        Product Line
        Specialty Lenses.......................... $241,948    83%
        Clear Lenses..............................   41,784    14%
        Hard/Other Lenses.........................    8,527     3%
                                                   --------   ---
          Total Lenses............................ $292,259   100%
                                                   ========   ===

  Specialty Lenses. Our products primarily consist of specialty soft contact lenses, including cosmetic, toric and premium lenses. With the broadest product offering in the industry, we captured nearly 38% of the U.S. specialty lens segment in 1998. Our specialty soft contact lens products include the following:

  Cosmetic Lenses. Cosmetic lenses enhance or change the color of a wearer's eyes. Our opaque color lenses, which change the color of dark eyes (e.g., brown to green), utilize a patented dot matrix technology that we believe allows for superior cosmetic appeal. As a result, our opaque cosmetic lens products have become the standard in the market. In early 1996, we introduced our FreshLook Enhancers lenses, which enhance the natural color of light eyes and which we believe will become the market standard due to its patented color printing process that allows the pupil-covering zone of the lens to remain clear. In September 1998, we launched FreshLook ColorBlends in North America. This new cosmetic disposable lens is made with proprietary technology which imprints three distinct color patterns on a lens to better replicate the natural iris coloration. We manufacture a complete line of cosmetic lenses including: (1) the conventional DuraSoft 2 daily wear lens, which is removed and cleaned daily and typically is replaced after 12 to 24 months; (2) the conventional DuraSoft 3 extended wear lens, which can be worn overnight for up to seven days and is also typically replaced after 12 to 24 months; and (3) the disposable FreshLook contact lens, which is intended to be replaced weekly. With the broadest product offering in the cosmetic lens segment, we have obtained over 60% share of the U.S. cosmetic lens market in 1998.

  Toric Lenses. Toric lenses are designed to correct vision for people with astigmatism, which is characterized by an irregularly shaped cornea. Prior to the introduction of our toric lenses and other competing products in the late 1980s, this condition was not effectively correctable through the use of soft contact lenses. In February 1997, we introduced a toric version of our enhancer colored lenses. Over 30% of the U.S. population requiring vision correction are diagnosed with astigmatism, of which only about 5% currently wear soft contact lenses. Our FreshLook Toric, Optifit, Hydrocurve and CSI toric lens sales represented 15% of the U.S. toric lens market in 1998.

  Premium Lenses. Premium lenses offer the wearer value-added features such as protein deposit resistance, improved visual acuity, enhanced comfort for dry eyes and UV protection. We manufacture the premium CSI lens, which has long been regarded by eyecare practitioners and optical retailers as having superior visual acuity and deposit resistance. We also recently repositioned Precision UV, the first disposable lens available with UV protection, which is gaining share from many clear disposable lenses. Our market research suggests that some 90% of contact lens wearers are interested in lenses offering UV protection. Our Gentle Touch product, which is typically replaced every three months, was the first lens designed specifically for and approved by the FDA for use without intensive cleaning or special handling required of conventional lenses and offers the unique combination of enhanced comfort for dry eyes, deposit resistance and low cost relative to disposable alternatives.

  The following table sets forth certain of the brand names under which our specialty contact lenses are sold:

         Type of Lens                       Specialty Contact Lens
-------------------------------  ---------------------------------------------
                                       Cosmetic          Toric      Premium
                                 --------------------- ---------- ------------
Conventional:                    DuraSoft              CSI        Aquaflex
                                 Elegance (a)          Optifit    CSI
                                 Natural Touch (a)     Hydrocurve Hydrocurve
                                 Wild Eyes
Disposable/Planned Replacement:  FreshLook Colors      FreshLook  Gentle Touch
                                 FreshLook Enhancers              Precision UV
                                 FreshLook ColorBlends

--------
(a) Sold only in international markets.

  We have successfully entered into the private label market with the offering of a private label UV protection lens. We sell our specialty contact lenses under private label primarily in Japan, the United Kingdom, France, Belgium, Spain, Italy and Canada. We believe that the private label market offers significant growth opportunities due to our unique product offerings and low-cost manufacturing capabilities.

  Clear Lenses. Wesley Jessen manufactures a complete line of conventional and disposable clear lenses that are positioned as companion lenses to the DuraSoft and FreshLook cosmetic product lines. We believe that eyecare practitioners can increase their revenues and profitability, as well as the value provided to lens wearers, by fitting patients with either a DuraSoft or FreshLook clear or cosmetic lens and then selling the patient a companion cosmetic or clear lens with no additional fitting expense. In fact, approximately 70% of color lens wearers also own clear lenses.

  Hard/Other Lenses. We also sell Polycon RGP lenses to a large base of eyecare practitioners who fit RGP lenses. In addition, we manufacture prosthetic lenses, which are custom cosmetic products that return damaged or disfigured eyes to normal appearance. We donate all profits generated from our prosthetic product line to professional associations to generate goodwill with eyecare practitioners.

Research and Development

  Our research and development efforts are focused on product development and process technology to support our specialty lens business. We maintain a core research and development staff of over 100 engineers and scientists, which oversees our research projects. Most such projects are conducted in-house by the technical staff. Other projects are conducted by independent laboratories and universities at our direction and expense. Our research and development expenses totaled $10.8 million, or 3.7% of net sales, for the year ended December 31, 1998.

  In the last twelve months, we have introduced four new products or line extensions, including disposable toric lenses, a new line of specialty color lenses, novelty cosmetic lenses and additional UV-absorbing disposable lenses. The UV protection lens allows us to further penetrate the emerging health-conscious market and permits cross-promotion with our current specialty lens wearers.

  We have a history of innovation and new product introductions. We are currently investing in the development of, among other specialty products, extensions to our lines of cosmetic contact lenses, new disposable UV-protection lenses, new disposable bifocal contact lenses (for persons, typically over age 45, who experience both farsightedness and nearsightedness) and new premium disposable lenses. Finally, we have targeted additional research and development projects to cut manufacturing costs in the cosmetic, premium and toric product lines.

Manufacturing

  Substantially all of our products are manufactured in our four principal production facilities, which are located in Cidra, Puerto Rico; Des Plaines, Illinois; San Diego, California; and Southampton, United Kingdom. See "-- Properties." We utilize state-of-the-art manufacturing equipment and process technology to control the quality of our products and to minimize costs. We engage in manufacturing processes that are designed to handle short production runs. As a result, we believe that we enjoy a competitive advantage over other contact lens manufacturers because we can be more versatile and cost-competitive in market segments that require special features and products manufactured to meet more stringent specifications. Our disposable lens manufacturing facilities are currently operating at approximately 80% of their capacity. We are currently expanding our production capacity at our Des Plaines, Illinois facility. This expansion is expected to be completed by the end of 1999.

  We produce our hard and soft contact lens products primarily through manufacturing processes known as lathing and cast molding. Lathing is a machining process through which a piece of rigid lens material is shaped into a concave form with refractive characteristics by using a high-precision lathe. Following this machining, soft lenses are hydrated in a saline solution and sterilized, while RGP lenses are produced using polymers that do not absorb moisture and do not require sterilization. Lathing technology is particularly well suited for use in short production runs and is used by us to produce soft lenses at our Cidra, Puerto Rico; San Diego, California; and Southampton, United Kingdom facilities and to produce RGP lenses at our Atlanta, Georgia and Farnham, United Kingdom facilities. In connection with the 1996 Barnes-Hind Acquisition, we are in the process of closing our manufacturing operations in San Diego, California and shifting conventional lens production to our plant in Cidra, Puerto Rico. In addition, we have obtained alternate production sources for our RGP contact lenses.

  We use cast molded technology to produce our disposable contact lenses. In this process, a disposable plastic mold is made through the use of an automated injection molding press containing highly-engineered optical tooling. A liquid monomer is then dispensed into the mold which polymerizes to form the lens. In dry cast molding, the lenses are formed in a rigid state and are hydrated to their final characteristics after being removed from the mold. In wet cast molding, the lenses are formed fully hydrated. We use dry cast molded technology at our Southampton, United Kingdom facility and wet cast molded technology at our Des Plaines, Illinois facility.

Sales and Marketing

  We have implemented a two-pronged sales and marketing strategy that reflects our belief that both consumers and eyecare practitioners are important to the success of our products. To generate consumer awareness and increase demand for its products, we have spent approximately $15 million in 1998 on a national advertising campaign featuring supermodel Elsa Benitez. In total, we spent approximately $31.5 million worldwide during 1998 for the advertisement and promotion of our disposal cosmetic lenses. We also developed a successful national consumer mail-in rebate program in 1998. We continued our "free gift with purchase" offer designed to increase sales of our cosmetic lenses.

  Due to the fitter's influence over a patient's choice of contact lens brand, we believe that developing and maintaining strong relationships with eyecare practitioners is the most critical aspect of our sales and marketing strategy. We have a salesforce of 211-persons who market our products to eyecare practitioners. Our salesforce seeks to train new ODs and MDs to fit our lenses and to inform them of the revenue potential and value-added features of our products. In marketing to eyecare practitioners, we stress the quality and features offered by our products, the breadth of our product line and the ability of such practitioners to generate more revenue per patient by offering our value-added products. We also advertise our products to eyecare practitioners through promotional materials, trade publications and conventions.

  We currently sell through a direct salesforce in North America, U.K., Italy, France, Spain, Belgium, Holland, Germany, Mexico, Brazil, Argentina, Japan and Australia. Countries in Europe, Asia and Latin America not directly served by us are serviced by a broad network of distributors. The Barnes-Hind Acquisition strengthened our global distribution infrastructure by contributing direct salesforces in Germany, Spain, Belgium, Netherlands, Luxembourg and Australia, in addition to strengthening existing salesforces in the United States, France, Italy, Canada and the United Kingdom.

  The following table sets forth our net sales to the geographic regions indicated for the year ended December 31, 1998:

                        Net Sales to Geographic Regions
                             (dollars in thousands)

        Region                                      Amount  Percent
        ------                                     -------- -------
        United States............................. $170,189    58%
        Rest of World.............................  122,070    42%
                                                   --------   ---
          Total................................... $292,259   100%
                                                   ========   ===

  For additional information about our geographic sales, refer to footnote 15 of our audited consolidated financial statements which are included elsewhere in this prospectus.

Customers

  We currently sell our products through a variety of channels including fitters and wholesalers who sell to fitters and lens-replacement suppliers. We sell to a highly fragmented account base with no one customer accounting for more than 5% of our revenues for the year ended December 31, 1998. Furthermore, our top 10 customers accounted for less than 25% of our revenues for the year ended December 31, 1998.

  In the United States, we sell to three customer segments: private practitioners, chain warehouses and wholesalers. There are approximately 17,100 private practitioners (MDs and ODs not affiliated with a retail chain) who fit our products. In addition, we have distribution in over 10,000 retail chain locations, such as Cole National Corporation, LensCrafters, National Vision Association and Wal-Mart Stores, Inc., that advertise, promote and fill prescriptions for our products. Wholesalers supply but do not fit our lenses. The chart below illustrates the mix of our distribution channels in the United States in 1998:

                       Net Sales by Distribution Channel
                         (as a percentage of net sales)

                                                          Percent of
                                                          1998 U.S.
        Distribution Channel                                Sales
        --------------------                              ----------
        Private practitioners............................     54%
        Chain warehouses.................................     14%
        Wholesalers......................................     32%
                                                             ---
          Total..........................................    100%
                                                             ===

  In Europe, key corporate accounts like Boots in the United Kingdom and Optic 2000 in France have selected our lenses as their private label as well as offering our branded products. In Japan, the world's second largest contact lens market, we have a direct salesforce and also have formed strategic relationships with several hard and soft contact lens manufacturers.

  The Barnes-Hind Acquisition provided us with access to a new set of accounts and the opportunity to cross-sell existing product lines between the extensive customer bases of Barnes-Hind and us.

Distribution

  We perform most warehousing, inventory management, order taking and order fulfillment functions in-house. Our fulfillment system provides the flexibility to receive, fill and ship orders as small as a single lens and as large as a full truckload. Approximately 8,500 orders are received daily, primarily by telephone and facsimile in nine customer service centers in North America, Europe, Japan, Argentina and Australia.

  In the U.S., approximately 68% of our lenses are shipped primarily by common carriers directly to eyecare practitioners from a distribution center in Des Plaines, Illinois. The remaining 32% are shipped to wholesalers, who resell lenses to practitioners and mail-order houses. In several key markets outside the U.S., we sell and distribute lenses directly to eyecare practitioners. In other international markets, we serve customers through our network of independent distributors.

Competition

  The contact lens market is highly competitive. We face competition from other companies within each segment of the contact lens market in which we operate. In the specialty segment of the market, we principally compete with divisions of large medical and pharmaceutical companies, including Ciba Vision (a division of Novartis Corporation) and Bausch & Lomb, Inc. as well as with smaller companies. To the extent we operate in the clear lens segment, we face competition primarily from Vistakon (a division of Johnson & Johnson) and other large contact lens manufacturers such as Ciba Vision, Bausch & Lomb, Inc. and Ocular Sciences, Inc. Certain of our competitors in each segment have lower costs of operations, products with enhanced features, substantially greater resources to invest in product development and customer support, greater vertical integration and greater access to financial and other resources than us. While we are the leading manufacturer and distributor of specialty contact lenses, we rank fourth in the contact lens market overall in terms of net revenues. To a lesser extent, we also compete with manufacturers of eyeglasses and providers of other methods of vision correction, including refractive surgical procedures.

  Within the contact lens market, we believe that the principal competitive factors in the specialty segment include product innovation, brand awareness, product quality and price. Due to the manner in which contact lenses are distributed (i.e., through prescription), we also compete on the basis of our relationships and reputation with eyecare practitioners.

Suppliers

  We have a broad base of suppliers. We have qualified multiple vendors to supply substantially all of the materials we use in our manufacturing processes and actively seek to qualify new vendors to insure adequate access to such materials. The primary raw materials we use in the production of contact lenses are specialty chemicals. For the year ended December 31, 1998, no supplier accounted for more than 5% of our costs of goods sold.

  We use a number of advanced polymers and other sophisticated materials in the production of our contact lenses. Due to the highly technical and specialized nature of certain of our production materials, we rely from time to time on single suppliers to provide us with sufficient quantities of certain materials used in the production of one or more of our product lines. To minimize our reliance on a particular vendor, we continually seek to identify multiple vendors qualified to supply our production materials. Although we believe that we are not dependent on any single supplier, our inability to obtain sufficient quantities of certain production inputs could have a material adverse effect on our financial condition or results of operations.

Patents and Trademarks

  Our business and competitive position benefit from the validity and enforcement of our intellectual property protection. We own a variety of patents, trademarks, trade secrets, know-how and other intellectual property which we believe to be important to our current and future success. The market for our products rewards product innovation, which tends to amplify the importance of intellectual property protection.

  We hold numerous U.S. and foreign patents and patent applications which relate to aspects of the technology used in our products. Our policy is to file patent applications to protect technology, inventions and improvements that are considered important to the development of our business. There can be no assurance that patent applications filed by us will result in the issuance of patents or that any of our intellectual property will continue to provide competitive advantages for our products or will not be challenged, circumvented by others or invalidated.

  We hold more than 70 U.S. patents, many of which have been extended into key foreign countries. The most important part of our patent portfolio relates to the design and production techniques of our cosmetic lenses. These patents begin to expire in the year 2004. Our patents include patterns for changing the color of and enhancing the iris, as well as methods for performing the printing operation and promoting the adhesion of the printed ink to the lens. This group of patents covers both the technology used by us in the production of our cosmetic lenses, as well as many viable alternatives which could be used to replicate such production techniques. Another important group of patents covers our newest lens molding technology, which accommodates a high degree of automation with correspondingly lower manufacturing cost. The features covered are casting cup design, numerous process techniques and blister package design. We have filed but not yet received a patent for our automatic lens inspection system. We also hold patents covering a UV-absorbing compound used for making UV-absorbing lenses, the design and manufacture of toric lenses, lens materials and bifocal lens technology.

  Our policy is to aggressively prosecute and defend our patents and other proprietary technology. We are currently seeking to enforce our intellectual property rights to cosmetic lenses in lawsuits filed by us and pending in Italy and have similar actions planned in other countries. The prosecution and defense of intellectual property protections, like any lawsuit, is inherently uncertain and carries no guarantee of success. The protection of intellectual property in certain foreign countries is particularly uncertain. We cannot assure you that the prosecution and defense of our intellectual property will be successful or that we will be able to secure adequate intellectual property protections in the future.

  Our trademarks include the following well recognized brand names:
Aquaflex(R), CSI(R), DuraSoft(R), Elegance, FreshLook(R), FreshLook Colorblends, Gentle Touch, Hydrocurve, Optifit(R), Polycon(R), Precision UV and SoftPerm(R). Our policy is to register trademarks in countries where registration is available and deemed necessary or appropriate. Trademark applications are pending for various marks in the United States and other countries. There are gaps in registrations, and some marks may not be available for use in various countries.

  In addition to patents and trademarks, we own certain trade secrets, copyrights, know-how and other intellectual property. We seek to protect these assets, in part, by entering into confidentiality agreements with our business partners, consultants and vendors and appropriate non-competition agreements with our officers and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any such breach or that our trade secrets and other intellectual property will not otherwise become known or be independently developed by others and thereby become unprotected.

Government Regulation

  Our products are generally regulated in the United States and in foreign countries as "medical devices." As a manufacturer of medical devices, we are subject to regulation in the United States by the FDA and corresponding state and foreign regulatory agencies where we sell our products. These regulations generally govern the introduction of new medical devices, the maintenance of certain records, the tracking of devices and other matters. The regulatory environment in which we operate can be expensive, time-consuming and uncertain.

 FDA Regulation

  Pursuant to the FDC Act, and the regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution, and promotion of medical devices.

  Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or PMA for devices, withdrawal of marketing clearances or approvals and criminal prosecution. The FDA also has the authority to request the recall, repair, replacement or refund of the cost of any device manufactured or distributed by us.

  Under the FDC Act, clearance or approval by the FDA is required prior to the commercialization of a medical device. The FDA classifies medical devices as Class I, Class II or Class III, depending on the nature of the medical device and the existence in the market of any similar devices. The nature of the clearance or approval procedures is dependent on the classification of the medical device in question. Class I medical devices are subject to general controls, including labeling, premarket notification and adherence to the FDA's good manufacturing practice regulations ("GMP Regulations"). Class II medical devices are subject to general and special controls, including performance standards, postmarket surveillance, patient registries and FDA guidelines. Class III medical devices are those which must receive premarket approval by FDA to ensure their safety and effectiveness, are generally life-sustaining, life-supporting devices or implantable devices or new devices which have been found not to be substantially equivalent to currently marketed medical devices. Our products are generally regulated as Class II medical devices, with some products (extended wear lenses) regulated as Class III medical devices.

  Before a new device can be introduced into the U.S. market, it must receive from the FDA clearance or approval, either premarket notification clearance under Section 510(k) of the FDC Act or approval pursuant to the more costly and time-consuming PMA procedure. Our daily wear contact lenses are generally subject to the 510(k) clearance procedure while our extended wear contact lenses are subject to the PMA requirements. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, laboratory and animal studies. The PMA must also contain a complete description of the device and its components, and a detailed description of the methods, faculties and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and any training materials. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Modifications to a device that is the subject of an approved PMA, its labeling, or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

  A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or a Class III medical device for which the FDA has not called for PMAs. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. While less expensive and time-consuming than obtaining PMA clearance, securing 510(k) clearance may involve the submission of a substantial volume of data, including clinical data, and may require a substantive review of six months or more. We market contact lenses which have received 510(k) clearances as well as lenses which have been the subject of approved PMA applications.

  Any products manufactured or distributed pursuant to 510(k) clearance or an approved PMA are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experience with the use of the device.

  We currently have over 20 PMAs and 510(k) clearances for our products marketed in the United States. New products may require clinical studies to support a PMA or 510(k) clearance. There is no certainty that clinical studies involving new products will be completed in a timely manner or that the data and information obtained will be sufficient to support the filing of a PMA or 510(k) clearance. We cannot assure you that we will be able to obtain necessary approvals to market new devices or any other products under development on a timely basis, if at all, and delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

  We have made modifications to our devices which we believe do not require the submission of new 510(k) notices or PMA supplements. We cannot assure you, however, that the FDA would agree with any of our determinations not to submit a new 510(k) notice or PMA supplement for any of these changes or would not require us to submit a new 510(k) notice or PMA supplement for any of the changes made to the device. If the FDA requires us to submit a new 510(k) notice or PMA supplement for any device modification, we may be prohibited from marketing the modified device until the 510(k) notice or PMA supplement is cleared by the FDA. We cannot assure you that future clearances or approvals, whether under the 510(k) clearance procedure or the PMA procedure, will be obtained in a timely fashion or at all. The failure to obtain such clearances or approvals in a timely fashion or at all, could have a material adverse effect on our business, financial condition or results of operations.

  If human clinical trials of a device are required, whether for a 510(k) or a PMA, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials. IDE regulations generally require FDA approval and approval by an independent institutional review board before a clinical study may begin. Conforming with IDE regulations can add significant cost and/or delay to the process of obtaining FDA approval for a medical device. Submission of an application IDE does not give assurance that the FDA will approve the IDE application and, if it is approved, we cannot assure you that the FDA will determine that the data derived from these studies support the safety and efficacy of the device or warrant the continuation of clinical studies. Sponsors of clinical trials are permitted to sell investigational devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

  As a manufacturer of medical devices, we are required to register with the FDA and comply with the FDA's good manufacturing practice ("GMP") regulations. GMP regulations require that we manufacture our products and maintain our manufacturing, testing and control activities records in a prescribed manner. Further, we are required to comply with FDA requirements for labeling and promoting our products. We are subject to periodic inspections by the FDA and can be subjected to a number of regulatory actions if we are found not to be in compliance with applicable laws and regulations. If the FDA believes that a company may not be operating in compliance with applicable laws and regulations, it can record its observations on a Form FDA 483; place it under observation and reinspect the facilities; institute proceedings to issue a warning letter apprising of violative conduct; detain or seize products; mandate a recall; enjoin future violations; and assess civil and criminal penalties against us, our officers or our employees. In addition, clearances or approvals could be withdrawn in appropriate circumstances. Failure to comply with regulatory requirements or any adverse regulatory action could have a material adverse affect on us. On occasion, we have received notifications from the FDA of alleged deficiencies in our compliance with FDA requirements. Our San Diego, California; Cidra, Puerto Rico; and Des Plaines, Illinois facilities have been inspected within the past two years. A Form FDA 483 was issued following the inspection of our San Diego facility. We responded and no follow up inspection was required. We do not expect such inspections to give rise to any material FDA compliance issues or to otherwise have a material adverse effect on us. On April 19, 1998, the FDA issued a warning letter challenging certain claims by us regarding Precision UV contact lenses. We responded by suspending use of the challenged materials. We later submitted to the FDA a PMA supplement and a 510(k) submission substantiating the claims. We also took additional steps to address the FDAs concerns. The PMA supplement and the 510(k) submission were approved by the FDA and we have resumed use of the claims. We do not expect any future action by the FDA regarding the warning letter.

  Manufacturers of medical devices for marketing in the United States must also comply with medical device reporting ("MDR") requirements that a firm report to FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the FTC. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

  We are subject to routine inspection by the FDA and certain state agencies for compliance with GMP requirements, MDR requirements, and other applicable regulations. The FDA has recently finalized changes to the GMP regulations, including the addition of design control requirements, which will likely increase the cost of compliance with GMP requirements. We cannot assure you that we will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon our business, financial condition or results of operation. We believe that all of our products offered for sale have received all required FDA approvals or clearance, and that we are in substantial compliance with FDA regulations, including GMP and MDR requirements.

 International Regulation

  Our products are also subject to regulation in other countries in which we sell our products. The laws and regulations of such countries range from comprehensive medical device approval procedures such as those described above to simple requests for product data or certifications. The number and scope of these laws and regulations are increasing. In particular, medical devices in the EU are subject to the EU's new medical devices directive (the "Directive").

  Under the system established by the Directive, all medical devices other than active implants and in vitro diagnostic products currently must qualify for CE marking. "CE marking" means the manufacturer certifies that its product bearing the CE mark satisfies all requirements essential for the product to be considered safe and fit for its intended purpose.

  In order to qualify for CE marking, the manufacturer must comply with the "Essential Requirements" of the Directive, relating to the safety and performance of the product. In order to demonstrate compliance, a manufacturer is required to undergo a conformity assessment, which includes assessment of the manufacturer's quality assurance system by self-selected certification organizations referred to as a "Notified Body." After all necessary conformity assessment tests have been completed to the satisfaction of the Notified Body and the manufacturer is convinced that it is in full compliance with the Directive, CE marking may be affixed on the products concerned. We have undergone such conformity assessment, with two Dutch and one British non-governmental entities chosen by us as our Notified Bodies. We have received CE marking authorization for all products we currently market in the EU.

  Although member countries must accept for marketing medical devices bearing a CE marking without imposing further requirements related to product safety and performance, each country may require the use of its own language or labels and instructions for use. "National Competent Authorities" who are required to enforce compliance with the requirements of the Directive, can restrict, prohibit and recall CE-marked products if they are unsafe. Such a decision must be confirmed by the European Commission in order to be valid. Member countries can impose additional requirements as long as they do not violate the Directive or constitute technical barriers to trade.

  Additional approvals from foreign regulatory authorities may be required for international sale of our products in non-EU countries. Failure to comply with applicable regulatory requirements can result in the loss of previously received approvals and other sanctions and could have a material adverse effect on our business, financial condition and results of operations.

 Additional Regulation

  We also are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We cannot assure you that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our ability to do business.

  Our success depends to a significant extent upon the success of our customers in the retail optical industry. These customers are subject to a variety of federal, state and local laws, regulations and ordinances, including those regarding advertising, location and design of stores, products sold and qualifications and practices of the industry. The state and local legal requirements vary widely among jurisdictions and are subject to frequent change. Furthermore, numerous health-care related legislative proposals have been made in recent years in the United States Congress and in various state legislatures. The potential impact of these proposals with respect to the business of our customers is uncertain, and we cannot assure you that the proposals, if adopted, would not have a material adverse impact on us.

Employees

  As of April 3, 1999, we had approximately 2,690 full-time and part-time employees, including 1,767 in the United States (including Puerto Rico), 766 in Europe, and 157 in the rest of the world. We have no collective bargaining agreements with any union and believe that our overall relations with employees are satisfactory.

Environmental, Health and Safety Matters

  We are subject to federal, state, local and foreign environmental laws and regulations and are subject to liabilities and compliance costs associated with the past and current handling, processing, storing and disposing of hazardous substances and wastes. Our operations are also subject to federal, state and local occupational health and safety laws and regulations. We devote resources to maintaining environmental regulatory compliance and managing environmental risk and believe that we conduct our operations in substantial compliance with applicable environmental and occupational health and safety laws and regulations. We do not expect to incur material capital expenditures for environmental controls in the current or succeeding fiscal year.

  In connection with the Wesley Jessen Acquisition and the Barnes-Hind Acquisition, the respective sellers, subject to certain limitations, agreed to retain responsibility for, and indemnify us from and against, certain environmental matters. These matters include addressing a limited area of historical contamination at our Des Plaines facility and settling any liability of Barnes-Hind at Superfund sites located in Whittier, California and Santa Barbara County, California. Notwithstanding these contractual agreements, we could be pursued in the first instance by governmental authorities or third parties with respect to certain indemnified matters, subject to our right to seek indemnification from the appropriate seller. Management does not currently believe that any such matter will have a material adverse effect on our business or financial condition.

Properties

  Our principal manufacturing facilities are located in Cidra, Puerto Rico; Des Plaines, Illinois; San Diego, California; and Southampton, United Kingdom. Our headquarters is located in Des Plaines, Illinois (a suburb of Chicago). In Europe, Barnes-Hind has consolidated warehouses and customer service centers into one distribution center in the United Kingdom and two customer service centers in the United Kingdom and France.

  We believe that substantially all of our property and production equipment is in good condition and, after the completion of our current expansion at our Des Plaines, Illinois facility, that we have sufficient capability to meet our current and projected manufacturing and distribution needs for the foreseeable future. All of our owned properties are subject to a mortgage as collateral under our bank credit agreement. The following table describes our principal properties as of December 31, 1998:

                                                                    Square
             Location                         Function              Footage Owned/Leased
 --------------------------------- ------------------------------   ------- ------------
 Des Plaines, Illinois............ Corporate                        340,000     Owned
                                   Headquarters/Disposable
                                   Manufacturing/R&D/Distribution
 Des Plaines, Illinois............ Distribution Center               62,883    Leased
 Chicago, Illinois ............... Distribution Center (1)           48,000    Leased
 San Diego, California............ Conventional Manufacturing        19,000     Owned
 San Diego, California............ Conventional                      69,700    Leased
                                   Manufacturing/Distribution
 Atlanta, Georgia ................ RGP Manufacturing                  7,200    Leased
 Cidra, Puerto Rico............... Conventional Lens                 65,000     Owned
                                   Manufacturing
 Southampton, United Kingdom...... Disposable Manufacturing/R&D      66,200    Leased
 Southampton, United Kingdom...... Conventional Manufacturing        12,250    Leased
 Farnham, United Kingdom.......... RGP Manufacturing                  5,000    Leased
 Chandlers Ford, United Kingdom .. Conventional Manufacturing        20,000    Leased
 Eastleigh, United Kingdom........ Distribution Center               25,000    Leased
 Mississauga, Ontario ............ Sales Office/Distribution          7,000    Leased
 Rome, Italy ..................... Sales Office/Distribution          7,750    Leased
 Paris, France ................... Sales Office                      12,000    Leased
 Sydney, Australia ............... Sales Office/Distribution          7,500    Leased
 Sydney, Australia ............... Manufacturing                      7,050    Leased
 Tokyo, Japan .................... Sales Office/Distribution          5,000    Leased
 Madrid, Spain ................... Sales Office/Distribution              *    Leased
 Rotterdam, Holland .............. Sales Office                           *    Leased
 Sao Paulo, Brazil................ Sales Office/Distribution              *    Leased
 Munich, Germany ................. Sales Office                           *    Leased
 Hong Kong ....................... Sales Office                           *    Leased
 Singapore........................ Sales Office                           *    Leased
 Mexico City, Mexico.............. Sales Office                           *    Leased
 Buenos Aires, Argentina.......... Manufacturing                          *    Leased
 Buenos Aires, Argentina.......... Sales Office/Distribution              *    Leased

--------
*Less than 5,000 square feet.
(1) This facility was sublet to a third party in September 1998.

  Cidra, Puerto Rico. This 65,000 square foot facility was completed in 1991 and produces our DuraSoft and Optifit conventional clear and specialty lenses.

  Des Plaines, Illinois. This 340,000 square foot facility currently produces all of our FreshLook disposable lenses, and also houses our corporate headquarters, research and development activities and other administrative services.

  San Diego, California. This 88,700 square foot facility produces our CSI, Hydrocurve and Gentle Touch premium and toric lenses. Additionally, the facility is used for customer service and management information systems. The U.S. distribution function was transferred to the Des Plaines, Illinois facility in February 1999. For additional information about the phase out of this facility, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Southampton, United Kingdom. This 66,200 square foot facility was substantially completed in 1996 and supports production of our Precision UV lenses.

Legal Proceedings

  We are currently a party to various claims and legal actions which arise in the ordinary course of business. We believe such claims and legal actions, individually or in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations. We carry insurance coverage in the types and amounts that management considers reasonably adequate to cover the risks we face in the industry in which we compete. We cannot assure you, however, that such insurance coverage will be adequate to cover all losses which we may incur in future periods.

  In connection with the Barnes-Hind Acquisition, Pilkington agreed, subject to certain limitations, to retain responsibility for, and indemnify us from and against, certain litigation and other claims. Notwithstanding these contractual agreements, we could be pursued in the first instance by third parties with respect to certain indemnified matters, subject to our right to seek indemnification from such seller. Management does not currently believe that any such matter will have a material adverse effect on our business or financial condition.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

  The following table sets forth certain information with respect to our directors, executive officers and certain key employees as of March 31, 1999:

Name                      Age Position
----                      --- --------
Kevin J. Ryan (1).......   59 Chairman of the Board, President and Chief Executive Officer
Edward J. Kelley........   51 Vice President, Finance, Chief Financial Officer and Director
Raleigh S. Althisar,
 Jr.....................   50 Vice President, Worldwide Manufacturing
Ronald J. Artale........   48 Vice President and Controller
Lawrence L. Chapoy......   56 Vice President, Research & Development
William M. Flynn........   40 Vice President, Pan Asia
Joseph F. Foos..........   47 Vice President, Scientific Affairs
George H. McCrary.......   56 Vice President, Americas
Daniel M. Roussel.......   50 Vice President, Europe
Thomas F. Steiner.......   53 Vice President, Marketing
Michael A. D'Amato (2)..   45 Director
Adam W. Kirsch..........   37 Director
Sol Levine (1)(2).......   70 Director
John W. Maki (2)........   38 Director
John J. O'Malley........   51 Director
Stephen G. Pagliuca
 (1)....................   44 Director

--------
(1)Member of the Compensation Committee.
(2)Member of the Audit Committee.

  Kevin J. Ryan has served as President, Chief Executive Officer and a Director of WJ since June 1995 and has served as Chairman of the Board since February 1999. From 1991 to 1995, Mr. Ryan was President of Biosource Technologies Inc., a company engaged in discovery, development and production of new biopharmaceuticals and gene-based agricultural products. From 1987 to 1990, Mr. Ryan served as President of Barnes-Hind's contact lens business; from 1983 to 1987, as President of Revlon VisionCare (a division of Revlon, Inc.); and from 1978 to 1983, as President of Barnes-Hind (then a part of Revlon VisionCare).

  Edward J. Kelley has served as Vice President, Finance, Chief Financial Officer and a Director of WJ since June 1995. Prior to joining WJ, Mr. Kelley served as the President, Asia Pacific and Latin America of Barnes-Hind's contact lens business from 1994 to 1995 and its Chief Financial Officer from 1989 to 1994. Prior to joining Barnes-Hind, Mr. Kelley held positions of increasing responsibility with Simon & Schuster, Revlon Health Care and Peat Marwick Mitchell & Company.

  Raleigh S. Althisar, Jr. has served as Vice President, Worldwide Manufacturing of WJ since October 1996. Prior to joining WJ, Mr. Althisar served as Executive Vice President, Worldwide Manufacturing of Barnes-Hind. Prior thereto, he held positions of increasing responsibility with the Sola division of Barnes-Hind, Syntex Ophthalmics, Retail Optical Management and Milton Roy Ophthalmics.

  Ronald J. Artale has served as Vice President of WJ since February 1997 and Controller since March 1996. Prior to joining WJ, Mr. Artale served as Corporate Vice President, Planning with Simon & Schuster. In addition, Mr. Artale has held positions of increasing responsibility with Revlon VisionCare, including Vice President, Finance for Barnes-Hind.

  Lawrence L. Chapoy has served as Vice President, Research & Development of WJ since 1993. Prior to joining WJ, Dr. Chapoy spent eight years with Montedison Chemical Company as a Project Researcher and fifteen years as a Chemical Engineering Professor at the Polytechnic University of Denmark. In these positions, Dr. Chapoy conducted and managed research in a variety of materials science related areas. Dr. Chapoy holds more than 25 patents, has authored more than 75 publications and presented over 100 lectures during the course of his career.

  William M. Flynn has served as the Vice President, Pan Asia of WJ since 1994. Prior to being named to his current position, Mr. Flynn served as International Finance Manager for two years and in other positions in the Finance Department of Schering-Plough Corporation for two years. In addition, Mr. Flynn held a variety of finance positions with Prudential Insurance Company of America and RCA Records.

  Joseph F. Foos has served as Vice President, Scientific Affairs of WJ since 1994. Mr. Foos joined Wesley Jessen in 1987 and has served as Manager, Quality for two years, Project Manager for Research and Development Pilot Manufacturing and various other positions of increasing responsibility.

  George H. McCrary has served as Vice President, Americas of WJ since 1996. Prior to joining WJ, Mr. McCrary held the position of Senior Vice President of Sales, Marketing and Distribution for Foster Grant Corporation and prior to that, Vice President Sales and Marketing, Consumer Products Division for Revlon VisionCare. Before joining Revlon VisionCare, he held sales and marketing positions of increasing responsibility with the Warner-Lambert Company.

  Daniel M. Roussel has served as Vice President, Europe for WJ since 1995. Mr. Roussel opened WJ's French subsidiary and served for three years as General Manager Wesley Jessen, France. Previously, Mr. Roussel held positions in marketing and sales with Schering-Plough in Hong Kong, Japan, and Portugal. Mr. Roussel also worked as Regional Director, Asia Pacific, for Goupit Labs based in Hong Kong.

  Thomas F. Steiner has served as Vice President, Marketing of WJ since 1996. Mr. Steiner has served in various marketing-related positions since joining WJ in 1982. Prior to joining WJ, Mr. Steiner worked at Sara Lee Corporation for seven years as Group Product Manager and Project Research Manager. Mr.Steiner also worked at J. Walter Thompson Company as Associate Research Director.

  Michael A. D'Amato has been a Director of WJ since September 1997. Mr. D'Amato has served as the Executive Vice President of The Advisory Board Company and the Chief Financial Officer of DGB Enterprises, Inc. since October 1997, and from 1996 until July 1998, he was the Chief Financial Officer of The Advisory Board Company. From July 1998 until February 1999, Mr. D'Amato also served as the Executive Vice President--Finance and the Secretary of The Corporate Executive Board Company ("CEBC"). From October 1997 until November 1998, Mr. D'Amato served as the Chief Financial Officer of CEBC. From 1995 to 1996, Mr. D'Amato served as the Special Advisor to the Chairman of The Advisory Board Company. Prior to joining The Advisory Board Company, Mr. D'Amato was a Partner of Bain & Company from 1982 through 1995. Mr. D'Amato joined Bain & Company in 1977. Mr. D'Amato also serves as a director of CEBC.

  Adam W. Kirsch has been a Director of WJ since its incorporation in May 1995. Mr. Kirsch also held the office of Executive Vice President of WJ from April 1995 to May 1998. Mr. Kirsch has been a Managing Director of Bain Capital since May 1993 and a general partner of Bain Venture Capital since 1990. Mr. Kirsch joined Bain Venture Capital in 1985 as an associate, and prior to joining Bain Venture Capital, Mr. Kirsch was a consultant at Bain & Company, where he worked in mergers and acquisitions. He serves on the board of several companies including Therma-Wave, Inc., Brookstone, Inc., Dade Berhing Inc. and several other private companies.

  Sol Levine has been a Director of WJ since September 1997. Mr. Levine is currently the President of Mardan Corporation. Mr. Levine served as President of Revlon, Inc. prior to his retirement in December 1991. Mr. Levine also serves on the board of Biosource Technologies, Inc. and several other private companies.

  John W. Maki has been a Director of WJ since November 1996. Mr. Maki is currently a Managing Director of Technology Directors Inc. Mr. Maki was a Principal at Bain Capital from 1995 to July 1997 and was an associate at Bain Capital from 1993 to 1995 and at Bain Venture Capital from 1988 to 1993. Prior to joining Bain Venture Capital, Mr. Maki was a consultant at Bain & Company, an international management consulting firm, where he specialized in healthcare and consumer product companies. He also serves on the board of Biosource Technologies, Inc. and Chroma Graphics, Inc.

  John J. O'Malley has been a Director of WJ since November 1996. Mr. O'Malley is currently a Managing Director of Technology Directors Inc. Mr. O'Malley was an Executive Vice President of Bain Capital from 1993 to February 1999. From 1991 to 1993, Mr. O'Malley was President and Chief Executive Officer of Robertson Ceco, an international construction products and engineering company. From 1986 to 1991, he was Executive Vice President of HMK Group Inc., a diversified manufacturing and services company. Mr. O'Malley is also a director of GS Industries, Inc., Medical Specialties Group, Inc., Biosource Technologies, Inc. and Chroma Graphics, Inc.

  Stephen G. Pagliuca has been a Director of WJ since its incorporation in May 1995. Mr. Pagliuca served as Chairman of the Board from April 1995 to February 1999. Mr. Pagliuca has been a Managing Director of Bain Capital since May 1993 and a general partner of Bain Venture Capital since 1989, where he founded Information Partners. Prior to joining Bain Venture Capital, Mr. Pagliuca was a partner at Bain & Company, where he provided strategic and operational advice for clients in the healthcare and information industries. He also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca also serves as director of Dade Berhing Inc., Coram Healthcare Corporation, Gartner Group, Inc. and The Corporate Executive Board Company.

  Our executive officers are duly elected by the board of directors to serve until their respective successors are elected and qualified. There are no family relationships between any of the directors or executive officers of WJ.

  Our board is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Our by-laws provide that directors shall be elected by a plurality vote, with no cumulative voting. Messrs. Maki and D'Amato are in the class of directors whose term expires at the 2001 annual meeting of our stockholders. Messrs. Kirsch, Kelley and Levine are in the class of directors whose term expires at the 1999 annual meeting of our stockholders. Messrs. Pagliuca, Ryan and O'Malley are in the class of directors whose term expires at the 2000 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their respective successors are elected and qualified.

Executive Compensation

General

  The following table sets forth information concerning the compensation paid or accrued for the years ended December 31, 1998, 1997 and 1996 for our chief executive officer and each of the four other most highly compensated executive officers of WJ as of the end of the last fiscal year. We collectively refer to these five executive officers as our "named executives."

                           Summary Compensation Table

                                                                       Long Term
                                                                      Compensation
                                       Annual Compensation               Awards
                             ---------------------------------------- ------------
                                                          Other        Securities
                                                          Annual       Underlying     All Other
Name and Principal Position  Year  Salary  Bonus (a) Compensation (b)   Options    Compensation (c)
---------------------------  ---- -------- --------- ---------------- ------------ ----------------
Kevin J. Ryan...........     1998 $250,008 $584,625        $--           25,000         $4,466
 Chairman, President         1997  250,008  477,125         --           32,000          2,275
 and Chief Executive         1996  250,008  590,000         --          126,398          1,800
 Officer

Edward J. Kelley........     1998 $175,000 $414,038        $--           15,000         $2,018
 Chief Financial             1997  175,000  338,713         --           25,000            717
 Officer and Vice            1996  175,000  417,500         --           35,800            688
 President, Finance

Lawrence L. Chapoy......     1998 $146,100 $213,993        $--            5,000         $2,423
 Vice President,             1997  146,100  176,888         --            5,000          1,143
 Research & Development      1996  146,100  216,228         --            5,592            841

Daniel M. Roussel.......     1998 $134,341 $179,308        $--            6,000         $  --
 Vice President,             1997  120,622  144,432         --            5,000            --
 Europe                      1996  133,843  184,703         --           15,621            --

Thomas F. Steiner.......     1998 $140,000 $205,058        $--            6,000         $1,557
 Vice President,             1997  140,000  169,502         --            5,000            746
 Marketing                   1996  120,000  177,600         --           16,103            668

--------
(a) Reflects bonuses received by such named executives under our management bonus plan as a result of our meeting certain performance targets in such fiscal year. Bonuses for 1998 also include payments made under our profit sharing plan in the following amounts: Mr. Ryan--$16,000; Mr. Kelley-- $16,000; Mr.Chapoy--$14,610; and Mr. Steiner--$14,000. In 1997, such payments were as follows: Mr. Ryan--$15,750; Mr.Kelley--$15,750; Mr. Chapoy--$14,610; and Mr. Steiner--$14,000. In 1996, such payments were as follows: Mr. Ryan--$15,000; Mr. Kelley--$15,000; Mr. Chapoy--$14,610; and
    Mr. Steiner--$12,000. Mr. Roussel is not eligible to participate in such plan.

(b) None of the perquisites and other benefits paid to each named executive in 1998, 1997 or 1996 exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by such named executive during that year.

(c) Reflects premium payments made by us on behalf of such named executives for life and long-term disability insurance as follows:

                                                                      Long-term
                                                              Life    Disability
      Name                                             Year Insurance Insurance
      ----                                             ---- --------- ----------
      Kevin J. Ryan................................... 1998  $4,050      $416
                                                       1997   1,800       475
                                                       1996   1,800       --
      Edward J. Kelley................................ 1998  $1,728      $290
                                                       1997     435       282
                                                       1996     435       253
      Lawrence L. Chapoy.............................. 1998  $2,180      $243
                                                       1997     865       278
                                                       1996     554       282
      Thomas F. Steiner............................... 1998  $1,325      $232
                                                       1997     518       228
                                                       1996     403       265

Option Grants in Last Fiscal Year

  The following table sets forth information regarding stock options granted by us to the named executives in our last fiscal year:

                                                                                   Potential Realizable
                                                                                     Value at Assumed
                         Number of                                                 Annual Rates of Stock
                         Securities                 Exercise   Market             Price Appreciation for
                         Underlying   % of Total     or Base  Price on                Option Term(d)
                          Options   Options Granted   Price   Date of  Expiration -----------------------
                         Granted(a) in Fiscal Year  ($/Share) Grant(b)  Date(c)       5%          10%
                         ---------- --------------- --------- -------- ---------- ----------- -----------
Kevin J. Ryan ..........   25,000         4.5%       $20.50    $20.50   11/9/08   $   322,250 $   811,750
Edward J. Kelley........   15,000         2.7%        20.50     20.50   11/9/08       193,350     490,050
Lawrence L. Chapoy......    5,000         0.9%        20.50     20.50   11/9/08        64,450     163,350
Daniel M. Roussel.......    6,000         1.1%        20.50     20.50   11/9/08        77,340     196,020
Thomas F. Steiner.......    6,000         1.1%        20.50     20.50   11/9/08        77,340     196,020

--------
(a) Options vest in four equal annual installments beginning on the first anniversary of the date of grant. The grant date of such options was November 9, 1998.
(b) Market price was determined based on the last reported sale price of the common stock as reported by Nasdaq.
(c) Options will expire the earlier of 30 days after the date of termination or November 9, 2008.
(d) Amounts reflect certain assumed rates of appreciation set forth in the executive compensation disclosure rules of the SEC. Actual gains, if any, on stock option exercises depend on future performance of our stock and overall market conditions. At an annual rate of appreciation of 5% per year for the option term, the price of the common stock would be approximately $33.39 per share. At an annual rate of appreciation of 10% per year for the option term, the price of the common stock would be approximately $53.17 per share.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

  The following table sets forth information for the named executives concerning stock option exercises during our last fiscal year and options outstanding at the end of the last fiscal year:

                                                         Number of Securities     . Value of Unexercised
                                                        Underlying Unexercised    In-the-Money Options at
                                                           Options at FY-End            FY-End (a)
                         Shares Acquired on   Value    ------------------------- -------------------------
Name                          Exercise      Realized   Unexercisable/Exercisable Unexercisable/Exercisable
----                     ------------------ ---------- ------------------------- -------------------------
Kevin J. Ryan...........       50,000       $1,683,014      146,904/979,696       $ 4,076,586/$27,186,564
Edward J. Kelley........       41,000        1,268,954       53,331/156,439       $ 1,479,935/$ 4,341,182
Lawrence J. Chapoy......        8,952          301,245        17,702/56,076       $   491,231/$ 1,556,109
Daniel M. Roussel.......            0                0       27,652/133,238       $   767,343/$ 3,697,355
Thomas F. Steiner.......        7,000          216,039        23,176/90,624       $   643,134/$ 2,514,816

--------
(a) Fair market value of the common stock was determined based on the last reported sale price of the common stock as reported by Nasdaq on December 31, 1998 which was $27.75 per share.

Employment Agreements

  On June 28, 1995, WJ and Kevin J. Ryan entered into an employment agreement, pursuant to which Mr. Ryan agreed to serve as President and Chief Executive Officer of WJ for a period that will end with Mr. Ryan's resignation, death or disability, or upon termination by WJ, with or without cause. Under the employment agreement, Mr. Ryan will receive:

  .an annual base salary equal to at least $250,000;

  .an annual bonus based on our achievement of certain targeted operating results; and

  .certain fringe benefits.

  If Mr. Ryan's employment is terminated by us without cause (as defined therein), he will be entitled to receive his base salary and fringe benefits for 12 months following such termination in addition to his bonus for the year in which his employment was terminated, pro rated based on the number of days elapsed in the year, if he would have otherwise been entitled to receive such bonus had he not been terminated. Mr. Ryan has agreed not to compete with us for a period of one year following his termination of employment with us and not to disclose any confidential information at any time without the prior written consent of WJ.

  On June 28, 1995, Edward J. Kelley entered into an employment agreement with us containing substantially similar terms as those described above. Under such agreement, Mr. Kelley has agreed to serve as the Chief Financial Officer of WJ for:

  .an annual base salary equal to at least $175,000;

  .an annual bonus based on our achievement of certain targeted operating results; and

  .certain fringe benefits.

Management Bonus Plan

  In November 1997, the board adopted the Wesley Jessen Corporation Professional Incentive Plan for calendar year 1998 (the "Bonus Plan"). Under the Bonus Plan, participants are eligible to earn an annual bonus upon the achievement by WJ of a specified level of earnings per share. The annual bonus is equal to a specified percentage of a participant's annual salary, subject to increase based on achievement beyond targeted levels. Bonuses under the Bonus Plan are not subject to any cap. Approximately 140 employees participated in the Bonus Plan for 1998, including each of the named executives.

Director Compensation

  Directors who are employees of WJ or are affiliated with our significant stockholders do not receive a salary or an annual retainer for their services. We pay non-employee directors not otherwise affiliated with us or our significant stockholders an annual cash retainer of $10,000. In addition, we reimburse all directors for reasonable expenses incurred in attending board meetings. Pursuant to our 1997 Non-Employee Director Stock Option Plan (the "Director Option Plan"), non-employee directors are granted options to purchase 10,000 shares of common stock upon their initial election or appointment to the board (or upon the adoption of the Director Option Plan for those directors in office on the date of such adoption) and will be entitled to options to purchase an additional 2,000 shares of common stock on an annual basis on each anniversary of such director's election or appointment to the board (which will be granted on the date of our next annual meeting of stockholders following such anniversary). See "Non-Employee Director Stock Option Plan."
Messrs. Pagliuca, Kirsch, Maki, O'Malley, Levine and D'Amato will be granted annual options on the date of our 1999 annual meeting. The directors do not receive any additional compensation for committee participation.

Committees of the Board of Directors

  The board has two standing committees: the audit committee and the compensation committee.

  The compensation committee is authorized to provide a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews our chief executive officer's recommendations on (1) compensation of all officers of WJ and (2) adopting and changing major compensation policies and practices, and reports its recommendations to the whole board for approval and authorization. The compensation committee administers our stock plans (subject to approval by the full board of any awards made thereunder) and is currently comprised of Messrs. Levine, Pagliuca and Ryan. The compensation committee held one meeting in 1998.

  The audit committee is authorized to make recommendations to the board regarding the independent auditors to be nominated for election by the stockholders and to review the independence of such auditors, approve the scope of the annual audit activities of the independent auditors, approve the audit fee payable to the independent auditors and review such audit results. PricewaterhouseCoopers LLP presently serves as the independent accountants of WJ. The audit committee is currently comprised of Messrs. D'Amato, Levine and Maki. The audit committee held one meeting in 1998.

Compensation Committee Interlocks and Insider Participation

  The compensation committee is currently comprised of Messrs. Pagliuca, Levine and Ryan. Mr. Pagliuca is a Managing Director of Bain Capital, which is a party to the Advisory Agreement with WJ. Mr. Ryan is the Chairman of the board, President and Chief Executive Officer of WJ. The compensation for employees who are also directors of WJ (Messrs. Ryan and Kelley) for the years ended 1996, 1997 and 1998 was established pursuant to the terms of their respective employment agreements with WJ. See "Certain Relationships and Related Transactions."

Stock Incentive Plan

  In connection with the IPO, the board and stockholders of WJ approved the Wesley Jessen VisionCare, Inc. Stock Incentive Plan (the "Stock Plan"). The Stock Plan is administered by our compensation committee, composed of at least two Non-Employee Directors (as that term is defined in Rule 16b-3 under the Exchange Act). Certain employees, advisors and consultants of WJ are eligible to participate in the Stock Plan. The compensation committee is authorized under the Stock Plan to select the participants and determine the terms and conditions of the awards under the Stock Plan. The Stock Plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the compensation committee deems consistent with the purposes of the Stock Plan. An aggregate of 800,000 shares of our common stock have been reserved for issuance under the Stock Plan, subject to certain adjustments reflecting changes in our capitalization. As of May 26, 1999, our stockholders have approved an amendment to the Stock Plan that increased the number of shares reserved for issuance by 1,000,000. The Stock Plan provides that participants will be limited to receiving awards relating to no more than 50,000 shares of common stock per year. As of March 31, 1999, options to purchase an aggregate of 537,200 shares were outstanding under the Stock Plan.

  Options granted under the Stock Plan may be either incentive stock options ("ISOs") or such other forms of non-qualified stock options ("NQOs") as the committee may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of (i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of WJ (a "10% Owner") will be at least 110% of the fair market value of a share of common stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner and an NQO will be at least 100% of the fair market value of a share of common stock on the date of grant.

  Options granted under the Stock Plan may be subject to time vesting and certain other restrictions at the sole discretion of the committee. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by us for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by us, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 180 days after such date. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

  All outstanding awards under the Stock Plan will terminate immediately prior to consummation of a liquidation or dissolution of WJ, unless otherwise provided by the board. In the event of the sale of all or substantially all of the assets of WJ or the merger of WJ with another corporation, all restrictions on any outstanding awards will terminate and participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the board.

  The board generally will have the power and authority to amend the Stock Plan at any time without approval of our stockholders, subject to applicable federal securities and tax laws limitations (including regulations of Nasdaq).

Employee Stock Discount Purchase Plan

  The Wesley Jessen VisionCare, Inc. Employee Stock Discount Purchase Plan, including a substantially identical plan for international employees (the "Employee Stock Purchase Plan") was established to give employees desiring to do so a convenient means of purchasing shares of common stock through payroll deductions. The Employee Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price. We believe that ownership of stock by employees will foster greater employee interest in the success, growth and development of WJ. As of March 1, 1999, an aggregate of 93,458 shares of common stock have been issued under the Employee Stock Purchase Plan.

  Subject to certain restrictions, each employee of WJ is eligible to participate in the Employee Stock Purchase Plan. Participation is discretionary with each eligible employee. We have reserved 500,000 shares of common stock for issuance in connection with the Employee Stock Purchase Plan. Each eligible employee is entitled to purchase a maximum of 125 shares per quarter. Elections to participate can be made at any time and purchases of stock are made on a quarterly basis. Each participating employee contributes to the Employee Stock Purchase Plan by choosing a payroll deduction in any specified amount, with a minimum deduction of $10 per payroll period. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction at any time. Elected contributions are credited to participants' accounts at the end of each calendar month. In addition, employees may make lump sum contributions at the end of the quarter to enable them to purchase the maximum number of shares available for purchase during the plan year.

  Each participating employee's contributions are used to purchase shares for the employee's share account within 15 days after the last day of each calendar month. The cost per share is 85% of the lower of the closing price of our common stock on the Nasdaq National Market on the first or the last day of the calendar month. The number of shares purchased on each employee's behalf and deposited in his/her share account is based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any month. Shares purchased under the Employee Stock Purchase Plan carry full rights to receive dividends declared from time to time. Under the Employee Stock Purchase Plan, any dividends attributable to shares in the employee's share account are automatically used to purchase additional shares for such employee's share account. Share distributions and share splits are credited to the participating employee's share account as of the record date and effective date, respectively. A participating employee has full ownership of all shares in such employee's share account and may withdraw them for sale or otherwise at any time. Subject to applicable federal securities and tax laws, the board has the right to amend or to terminate the Employee Stock Purchase Plan. Amendments to the Employee Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Employee Stock Purchase Plan is terminated, the Committee is required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

Non-Employee Director Stock Option Plan

  The Director Option Plan was established to encourage stock ownership by certain directors of WJ and to provide those individuals with an additional incentive to manage WJ in the shareholders' best interests and to provide a form of compensation that will attract and retain highly qualified individuals as members of the board. The Director Option Plan provides for the granting of options to non-employee directors, as defined, covering an aggregate of 250,000 shares of common stock of WJ, subject to certain adjustments reflecting changes in our capitalization. To date, options to purchase an aggregate of 68,000 shares of common stock have been granted under the Director Option Plan. Options to acquire an additional 12,000 shares of common stock were granted on May 26, 1999.

  The committee or the full board is authorized under the Director Option Plan to make discretionary grants of options and determine the terms and conditions of such options. In addition, the Director Option Plan provides for an initial one-time grant of options to purchase 10,000 shares of common stock to each non-employee director serving as a member of the board upon the effectiveness of the Director Option Plan or to any new non-employee director upon being elected to the board. The Director Option Plan also provides that each non-employee director shall automatically be entitled to options to purchase 2,000 shares of common stock upon each anniversary of such director's election to the board (which will be granted at our next annual meeting of stockholders following such anniversary). The Director Option Plan requires that the exercise price for each option granted under the plan must equal 100% of the fair market value of our common stock on the date the option is granted. The initial one-time grants are immediately exercisable and the annual grants will vest in three equal installments commencing on the first anniversary of the grant date. Nothing contained in the Director Option Plan or any agreement to be executed pursuant to the Director Option Plan will obligate us, our board or our stockholders to retain an optionee as a director of WJ.

Wesley Jessen Retirement Plan

  Substantially all full-time United States and Puerto Rico employees of WJ participate in the Wesley Jessen Cash Balance Pension Plan (the "Retirement Plan"), a defined benefit plan intended to qualify under Section 401(a) of the Code. The Retirement Plan became effective on January 1, 1996. The Retirement Plan is a cash balance plan whereby each participant's benefits are determined based on annual pay credits and interest credits made to each participant's account. In general, a participant becomes vested under the Retirement Plan upon completion of five years of service.

  Annual pay credits range from 3.0% to 8.0% of compensation, depending on a participant's length of service with WJ. Compensation refers to pension eligible earnings of a participant under the Retirement Plan (up to $160,000 for 1998, as limited by the Code), including all direct compensation paid to participants plus any pretax deferrals.

  Interest credits are based on a participant's account balance on the first day of each calendar year and the plans interest credit rate. This interest credit rate is determined for each calendar year and equals the value as of December of the immediately preceding calendar year of the average yield on 1-year Treasury bills.

  No pay or interest credits are granted under the Retirement Plan for periods of employment prior to June 29, 1995. However, service is calculated from date of hire for the purpose of determining the level of pay credit for the plan year, subject to bridging service for participants from certain acquired entities. The normal retirement age under the plan is age 65. Benefits are computed on a straight line basis. We contribute actuarially determined amounts to fund benefits under the Retirement Plan within regulatory minimum requirements and maximum tax deductible limits.

  The aggregate estimated annual benefits payable from the Retirement Plan to Messrs. Ryan, Kelley, Chapoy and Steiner upon normal retirement age is $23,395, $54,637, $14,672 and $38,125, respectively. Mr. Roussel is not eligible to participate in the Retirement Plan. Messrs. Ryan, Kelley, Chapoy and Steiner currently have approximately 15 (including 12 years of service with acquired entities), 20 (including 17 years of service with acquired entities), 5 and 15 years of credited service, respectively, under the Retirement Plan.

  There is a supplemental benefit payable to Mr. Ryan pursuant to a Supplemental Executive Retirement Plan (SERP) earned during his employment with Barnes-Hind and Revlon VisionCare, the obligation for which was assumed by us as a result of the acquisition of PBH. The estimated annual benefit payable to Ryan upon normal retirement age is equal to $30,480.

                             PRINCIPAL STOCKHOLDERS

  The table below sets forth certain information regarding our equity ownership as of March 31, 1999 by: (1) each person or entity who beneficially owns five percent or more of our common stock; (2) each director and the named executives; and (3) all directors and executive officers of WJ as a group. Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name. Beneficial ownership of our common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

                                                              Number
Name and Address                                             of Shares Percent
----------------                                             --------- -------
Directors and Executive Officers:
Kevin J. Ryan(l)(2)......................................... 1,033,938   5.7%
Edward J. Kelley(3).........................................   234,261   1.4%
Lawrence L. Chapoy(4).......................................    75,196     *
Daniel M. Roussel(5)........................................   156,002     *
Thomas F. Steiner(6)........................................   104,514     *
Michael A. D'Amato(7).......................................    15,000     *
Adam W. Kirsch(7)(8)........................................ 5,298,095  31.0%
Sol Levine(7)...............................................    25,000     *
John W. Maki(7)(8)..........................................   738,629   4.3%
John J. O'Malley(7)(8)......................................   738,629   4.3%
Stephen G. Pagliuca(7)(8)................................... 5,298,095  31.0%
All directors and executive officers as a group (16
 persons)(9)................................................ 7,252,768  38.5%
5% Stockholders:
Bain Capital Funds(10)...................................... 5,287,428  30.9%
 c/o Bain Capital, Inc.
 Two Copley Place
 Boston, Massachusetts 02116
Putnam Investments, Inc.(11)................................ 1,594,200   9.3%
 One Post Office Square
 Boston, Massachusetts 02109
Suzanne Zak(12)............................................. 1,176,190   6.9%
 100 N. Sixth Street, Ste. 476A
 Minneapolis, Minnesota 55403
The Northwestern Mutual Life Insurance Company(13).......... 1,029,300   6.0%
 720 East Wisconsin Avenue
 Milwaukee, Wisconsin 53202

--------
*  Represents less than one percent.
 (1) The address of such person is c/o WJ, 333 East Howard Avenue, Des Plaines, Illinois 60018-5903.
 (2) Includes 987,696 shares of common stock that can be acquired through currently exercisable options.
 (3) Includes 147,689 shares of common stock that can be acquired through currently exercisable options. Certain of Mr. Kelley's shares are held by an individual retirement account for his sole benefit.
 (4) Includes 61,802 shares of common stock that can be acquired through currently exercisable options.
 (5) Includes 143,439 shares of common stock that can be acquired through currently exercisable options.
 (6) Includes 98,587 shares of common stock that can be acquired through currently exercisable options.

 (7) Includes currently exercisable options to purchase 10,667 shares of common stock issued to such person pursuant to the Director Option Plan.
 (8) Messrs. Pagliuca, Kirsch, Maki and O'Malley are each Directors of WJ. Messrs. Pagliuca and Kirsch are each Managing Directors of Bain Capital Investors, Inc. ("BCII") and limited partners of Bain Capital Partners IV, L.P. ("BCPIV"). BCPIV is the sole general partner of Bain Capital Fund IV, L.P. ("Fund IV") and Bain Capital Fund IV-B, L.P. ("Fund IV-B"). BCII is the sole general partner of BCPIV. Accordingly, Messrs. Pagliuca and Kirsch may be deemed to beneficially own shares owned by Fund IV and Fund IV-B. In addition, Messrs. Pagliuca, Kirsch, Maki and O'Malley are each general partners of BCIP Associates ("BCIP") and BCIP Trust Associates, L.P. ("BCIP Trust" and collectively with Fund IV, Fund IV-B and BCIP, the "Bain Capital Funds") and, accordingly, may be deemed to beneficially own shares owned by such funds. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Messrs. Pagliuca and Kirsch is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116. Messrs. Maki and O'Malley are no longer employed by Bain Capital.
 (9) Includes an aggregate of 1,748,942 shares of common stock that can be acquired through currently exercisable options held by the Directors and executive officers of WJ. Excluding the shares owned by the Bain Capital Funds that are attributed to Messrs. Pagliuca, Kirsch, Maki and O'Malley, the Directors and executive officers of WJ as a group would beneficially own 1,965,340 shares of common stock, representing approximately 10.4% of the outstanding common stock.
(10) Pursuant to an Amendment No. 1 to Schedule 13G filed with the SEC on February 16, 1999, each of the following entities reported the shared power to vote and to dispose of that number of shares as listed: (i) Fund IV--2,126,215 shares of common stock; (ii) Fund IV-B--2,433,251 shares of common stock; (iii) BCIP--340,285 shares of common stock; (iv) BCIP Trust--387,677 shares of common stock; (v) each of BCPIV and BCII-- 4,559,466 of the shares of common stock; (vi) W. Mitt Romney, as the sole stockholder of BCPIV and as a member of the Management Committee of BCIP and BCIP Trust--5,287,428 shares of common stock; and (vii) Mr. Joshua Bekenstein, as the other member of the Management Committee of BCIP and BCIP Trust--727,962 shares of common stock. Certain other Managing Directors of BCII may also be deemed to have shared voting and dispositive power with respect to the shares held by BCIP and BCIP Trust. The address for each of these reporting persons is Two Copley Place, Boston, Massachusetts 02116.
(11) Pursuant to an Amendment No. 1 to Schedule 13G filed with the SEC on February 11, 1999: (i) Putnam Investments, Inc. ("PI") reported shared voting power with respect to 266,900 shares and shared dispositive power with respect to 1,513,400 shares; (ii) Putnam Investment Management, Inc. ("PIM") reported shared dispositive power with respect to 1,099,800 shares; (iii) The Putnam Advisory Company, Inc. ("PAC") reported shared voting power with respect to 266,900 shares and shared dispositive power with respect to 413,600 shares; (iv) Putnam Health Services Trust ("PHST") reported shared dispositive power with respect to 984,370 shares; and (v) Marsh & McLennan Companies, Inc. ("MMC"), as the parent holding company of PI, was listed as a reporting person in the Schedule 13G but did not report beneficial ownership with respect to any shares. The address for PIM, PAC and PHST is the same as the address for PI listed in the table above. The address for MMC is 1166 Avenue of the Americas, New York, New York 10036.
(12) Pursuant to a Schedule 13G filed with the SEC on February 12, 1999: (i) Suzanne Zak, the chief executive officer of Zak Capital, Inc. and the managing member of the general partner of Zak Minotaur Fund, L.P., reported the shared power to vote and to dispose of 1,176,190 shares; (ii) Zak Capital, Inc. reported the shared power to vote and to dispose of 1,150,490 shares; and (iii) Zak Minotaur Fund, L.P. reported the shared power to vote and to dispose of 25,700 shares. The address for Zak Capital, Inc. and Zak Minotaur Fund, L.P. is the same as the address listed for Suzanne Zak in the table above.
(13) Pursuant to a Schedule 13G filed with the SEC on February 8, 1999, The Northwestern Mutual Life Insurance Company reported the sole power to vote and to dispose of 422,200 shares and the shared power to vote and to dispose of 607,100 shares. Robert W. Baird & Co. Incorporated is a subsidiary of The Northwestern Mutual Life Insurance Company.

                              SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of common stock by the selling stockholders as of June 10, 1999 and as adjusted to reflect the sale of the common stock being offered hereby by the selling stockholders. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated by the SEC under the Exchange Act.

                                     Shares                          Shares            Shares
                               Beneficially Owned    Number of Beneficially Owned      Subject
    Selling Stockholders        Prior to Offering     Shares    After Offering(1)     to Over-
    --------------------       ---------------------   Being   ---------------------  Allotment
                                 Number    Percent    Offered   Number      Percent    Option
                               ----------- --------- --------- ----------- ---------  ---------
Bain Capital Fund IV, L.P....    1,855,115    10.8%  1,578,682     276,433       1.9%  276,433
Bain Capital Fund IV-B, L.P..    2,433,251    14.2   2,116,900     316,351       2.1   316,351
BCIP Trust Associates, L.P...      387,677     2.3     337,274      50,403         *    50,403
BCIP Associates..............      223,585     1.3     179,344      44,241         *    44,241
Combined Jewish
 Plilanthropies (2)..........      198,850     1.2     198,850         --        --        --
Fidelity Investments
 Charitable Gifts Fund (2)...      138,950       *     138,950         --        --        --
The Webster Charitable Trust
 (2).........................       50,000       *      50,000         --        --        --

--------
*Indicates less than 1%
(1)Assumes the over-allotment option granted to the underwriters by the selling stockholders are not exercised.

(2)Represents shares received by such entities as a result of charitable contributions by certain employees of Bain Capital.

  For a description of the material relationships between us and the selling stockholders, see "Principal Stockholders" and "Certain Transactions."

                              CERTAIN TRANSACTIONS

Advisory Agreement

  In June 1995, we entered into an Advisory Agreement with Bain Capital, which was amended and restated in October 1996 (the "Advisory Agreement"), pursuant to which Bain Capital agreed to provide management consulting, advisory services and support, negotiation and analysis of financial alternatives, acquisitions and dispositions and other services agreed upon by us and Bain Capital. In exchange for such services, Bain Capital receives: (i) a quarterly management fee of not more than $500,000, plus reasonable out-of-pocket expenses, and (ii) a transaction fee in connection with the consummation of each acquisition, divestiture or financing by us or our subsidiaries in an amount equal to 1.0% of the aggregate value of such transaction. For the year ended December 31, 1998, we paid Bain Capital fees of $2,000,000 under the Advisory Agreement. The Advisory Agreement has an initial term ending on January 31, 2004, subject to automatic one-year extensions unless WJ or Bain Capital provides written notice of its desire not to extend such term.

Registration Agreement

  WJ, certain investment funds controlled by Bain Capital (the "Bain Capital Funds") and their related investors and BT Investment Partners, Inc. are parties to a registration agreement. Under the registration agreement, the holders of a majority of the registrable securities owned by the Bain Capital Funds and their related investors have the right at any time, subject to certain conditions, to require us to register any or all of their shares of common stock under the Securities Act on Form S-1 (a "Long-Form Registration") or on Form S-2 or Form S-3 (a "Short-Form Registration") each on an unlimited number of occasions at our expense. We are not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration and may postpone the filing of such registration for up to six months if the holders of a majority of the registrable securities agree that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by us or any of our subsidiaries to engage in an acquisition, merger or similar transaction. In addition, all holders of registrable securities are entitled to request the inclusion of any shares of common stock subject to the registration agreement in any registration statement at our expense whenever we propose to register any of our securities under the Securities Act, subject to certain conditions. In connection with all such registrations, we have agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. The holders of an aggregate of 5,250,481 shares of common stock have certain demand registration rights pursuant to the registration agreement. This offering is being conducted pursuant to a demand registration by the Bain Capital Funds pursuant to the registration agreement.

Indebtedness of Management

  On May 7, 1997, we loaned Mr. Ryan, our Chairman, President and Chief Executive Officer, $1.2 million pursuant to the terms of an unsecured promissory note bearing interest at an annual rate of 8%, payable quarterly. The note is due on the earlier of (i) May 9, 2002, or (ii) the date Mr. Ryan ceases to be employed by us. As of March 15, 1999, an aggregate of $1.2 million in principal was outstanding under the note.

Indemnification Agreements

  Prior to the completion of our IPO, we entered into agreements to provide indemnification for our directors and executive officers in addition to the indemnification provided for in our restated certificate and by-laws.

                          DESCRIPTION OF CAPITAL STOCK

General Matters

  Our total amount of authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of May 24, 1999, we had 17,172,219 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and our amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law. See "Where You Can Find More Information."

  Our restated certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of WJ unless such takeover or change in control is approved by the board of directors.

Common Stock

  The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive such dividends as may be lawfully declared at such time and in such amounts as the board of directors may from time to time determine. See "Dividend Policy." The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of WJ. Upon any liquidation, dissolution or winding up of WJ, the holders of common stock are entitled to receive on a pro rata basis the assets of WJ which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Additional shares of authorized common stock may be issued, as determined by the WJ board from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

  Our common stock is included for trading on Nasdaq under the symbol "WJCO."

Preferred Stock

  Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock maybe entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of WJ before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors of WJ, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. There are no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Certain Provisions of the Restated Certificate of Incorporation and By-laws

  Classified Board. The restated certificate provides for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of WJ and could increase the likelihood that incumbent directors will retain their positions.

  Elimination of Stockholder Action Through Written Consents. The restated certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

  Elimination of the Ability to Call Special Meetings. The restated certificate and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders are not permitted to call a special meeting or to require the board to call a special meeting.

  Advanced Notice Procedures For Stockholder Proposals. The by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of WJ.

  Amendments to the Restated Certificate and By-laws. The restated certificate and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the restated certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Certain Provisions of Delaware Law

  We are subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless:

  . the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

  . upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

  A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to WJ and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

  The restated certificate limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the restated certificate provides that we shall indemnify our directors and officers to the fullest extent permitted by such law. We have entered into indemnification agreements with all our current directors and executive officers. We expect that we will enter into a similar agreement with any new directors or executive officers. We obtained director's and officer's insurance prior to the completion of the IPO.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement with the underwriters named below in which they have severally agreed to purchase from the selling stockholders the number of shares of common stock set forth beside their names below. Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc., Robert W. Baird & Co. Incorporated, A.G. Edwards & Sons, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

                                                                       Number of
Underwriter                                                             Shares
-----------                                                            ---------
Deutsche Bank Securities Inc..........................................
Bear, Stearns & Co. Inc...............................................
Robert W. Baird & Co. Incorporated....................................
A.G. Edwards & Sons, Inc..............................................
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.................................................
                                                                       ---------
  Total............................................................... 4,600,000
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters to purchase the common stock is subject to the terms and conditions set forth in the underwriting agreement. The underwriting agreement requires the underwriters to purchase all of the shares of the common stock offered by this prospectus, if any are purchased. The shares of common stock offered by the underwriters pursuant to this prospectus are subject to prior sale, when, as and if delivered to and accepted by the underwriters, and subject to the underwriters' right to reject any order in whole or in part.

  The underwriters have advised the selling stockholders that they propose to offer the shares of common stock to the public at the public offering price of
$    per share. Any shares sold by the underwriters to securities dealers may
be sold at a discount of up to $    per share from the public offering price.
Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the public offering price. The underwriters may change the public offering price after the common stock is released for sale to the public.

  The underwriters may sell more shares than the total number set forth in the table above. To cover these sales, certain of the selling stockholders have granted the underwriters an option to purchase up to an aggregate of 687,428 additional shares of common stock at the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option at any time within 30 days after the date of this prospectus only to cover these sales. To the extent the underwriters exercise this option, each of the underwriters will purchase shares in approximately the same proportion as the number of shares of common stock to be purchased by it shown in the above table bears to 687,428, and the selling stockholders will be obligated, pursuant to the option, to sell those shares to the underwriters. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,600,000 shares are being offered. If the underwriters exercise their over-allotment option in full, the total public offering price will be
$    , the total underwriting discount will be $    , and the total proceeds to
the selling stockholders will be $    .

  We and the selling stockholders have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act.

  To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thereby creating a short position in the underwriters' account. A short position results when an underwriter sells more shares of common stock than such underwriter is committed to purchase. Additionally, to cover over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if they do, they may discontinue doing so at any time. The underwriters also may reclaim selling concessions allowed to an underwriter or dealer, if the underwriters repurchase shares distributed by such underwriter or dealer.

  We have agreed not to offer, sell or make any other disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock for a period of 90 days after the date of this prospectus, directly or indirectly, without the prior written consent of Deutsche Bank Securities
Inc. We may, however, without this consent, (1) issue options under our stock option plan, issue shares upon exercise of options granted under the stock option plan or sell shares under our stock purchase plan or (2) in connection with acquisitions of businesses.

  In connection with this offering, certain underwriters and other selling group members or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making consists of displaying bids on the Nasdaq limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Rule 103 limits the net purchases by a passive market maker on each day to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period. The passive market maker must stop its passive market making transactions for the rest of that day when such limit is reached.

  Certain of the representatives of the underwriters have provided investment banking and other financial services to us and to our subsidiaries from time to time. BT Investment Partners, Inc., an affiliate of Deutsche Bank Securities Inc., is a limited partner in Fund IV of the Bain Capital Funds. Bankers Trust Company, also an affiliate of Deutsche Bank Securities Inc., is the administrative agent and lender under our bank credit agreement.

  We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $350,000.

                                    EXPERTS

  The consolidated financial statements of WJ as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis, Chicago, Illinois, a partnership which includes professional corporations. Certain legal matters will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts. Kirkland & Ellis and Ropes & Gray have from time to time represented, and may continue to represent, certain of the underwriters in connection with various legal matters and Bain Capital and certain of its affiliates, including WJ, in connection with certain legal matters.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

  We have filed with the SEC a registration statement on form S-3 with respect to our common stock being offered hereby. This prospectus is a part of that registration statement. Other parts of the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. Copies of the registration statement, including exhibits, may be inspected, without charge, at the offices of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the SEC at prescribed rates.

  The SEC permits us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents previously filed with the SEC by us (SEC File Number 0-22033) are incorporated by reference into this prospectus:

  1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

  2. Proxy Statement relating to the Annual Meeting of Stockholders of WJ held on May 26, 1999;

  3. Current Report on Form 8-K, dated May 5, 1999 (announcing our results for the three month period ended April 3, 1999);

  4. Quarterly Report on Form 10-Q for the quarterly period ended April 3, 1999; and

  5. The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 22, 1997.

  We are also incorporating by reference additional documents that we file with the SEC between the date of this prospectus and the date of the completion of the offering.

  You can obtain any of the documents incorporated by reference through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate party at the following address or telephone number: Ronald
J. Artale, Vice President and Controller, Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, Illinois 60018-5903, telephone number: (847) 294-3000.

                         INDEX TO FINANCIAL STATEMENTS

                         WESLEY JESSEN VISIONCARE, INC.

Report of Independent Accountants........................................  F-2
Consolidated Statements of Operations for the years ended December 31,
 1998, 1997 and 1996.....................................................  F-3
Consolidated Balance Sheets at December 31, 1998 and 1997................  F-4
Consolidated Statements of Cash Flows for the years ended December 31,
 1998, 1997 and 1996.....................................................  F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1998, 1997 and 1996..................................  F-6
Notes to Consolidated Financial Statements...............................  F-7


                        UNAUDITED INTERIM FINANCIAL DATA

Condensed Consolidated Balance Sheets at April 3, 1999 (unaudited) and
 December 31, 1998....................................................... F-26
Condensed Consolidated Statements of Operations for the three months ended April 3, 1999 and March 28, 1998 (unaudited)...................... F-27
Condensed Consolidated Statements of Cash Flows for the three months ended April 3, 1999 and March 28, 1998 (unaudited)...................... F-28
Notes to Condensed Consolidated Financial Statements (unaudited)......... F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Wesley Jessen VisionCare, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Wesley Jessen VisionCare, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
February 23, 1999

                         WESLEY JESSEN VISIONCARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                 Twelve Months Ended
                                        --------------------------------------
                                        December 31, December 31, December 31,
                                            1998         1997         1996
                                        ------------ ------------ ------------
Net sales..............................   $292,259     $282,178     $156,752
Operating costs and expenses:
  Cost of goods sold...................     90,471       92,780       43,152
  Cost of goods sold--inventory step-
   up..................................        --        22,666       20,706
  Marketing and administrative.........    143,309      137,650       88,274
  Research and development.............     10,818       11,997        7,178
  Amortization of goodwill, net........       (997)        (862)        (784)
                                          --------     --------     --------
Income (loss) from operations..........     48,658       17,947       (1,774)
Other (income) expense:
  Interest income......................       (633)        (522)         --
  Interest expense.....................      5,444        6,081        5,385
  Other income, net....................        --           --        (3,051)
                                          --------     --------     --------
Income (loss) before income taxes and
 extraordinary loss....................     43,847       12,388       (4,108)
Income tax benefit (expense)...........    (14,250)      (4,188)       3,037
                                          --------     --------     --------
Income (loss) before extraordinary
 loss..................................     29,597        8,200       (1,071)
Extraordinary loss, net of related
 income tax benefit of $2,526 in 1997
 and $1,093 in 1996....................        --        (4,902)      (1,671)
                                          --------     --------     --------
Net income (loss)......................   $ 29,597     $  3,298     $ (2,742)
                                          ========     ========     ========
Income (loss) per common share:
 Basic
  Income (loss) before extraordinary
   loss................................   $   1.70     $   0.49     $  (0.07)
  Extraordinary loss, net of income tax
   benefit.............................   $    --      $  (0.29)    $  (0.12)
  Net income (loss)....................   $   1.70     $   0.20     $  (0.19)
 Diluted
  Income (loss) before extraordinary
   loss................................   $   1.57     $   0.45     $  (0.07)
  Extraordinary loss, net of income tax
   benefit.............................   $    --      $  (0.27)    $  (0.12)
  Net income (loss)....................   $   1.57     $   0.18     $  (0.19)
Weighted average common shares
 outstanding
 Basic.................................     17,432       16,898       14,638
 Diluted...............................     18,904       18,451       14,638

   The accompanying notes are an integral part of these financial statements.

                         WESLEY JESSEN VISIONCARE, INC.
                          CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                               December 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
                           ASSETS
Current assets:
  Cash and cash equivalents................................  $  8,859  $  4,759
  Accounts receivable--trade, net (Note 5).................    47,363    42,642
  Other receivables........................................     6,840     4,773
  Inventories..............................................    62,055    49,262
  Deferred income taxes....................................    18,602    18,102
  Prepaid expenses.........................................     6,977     7,675
  Assets held for sale.....................................     1,222     1,222
                                                             --------  --------
   Total current assets....................................   151,918   128,435
                                                             --------  --------
Property, plant and equipment, net.........................    36,338    21,480
Other assets...............................................     6,011     6,894
Deferred income taxes......................................     3,528    10,838
Notes receivable...........................................     1,803     2,773
Goodwill, net..............................................     2,569       --
Capitalized financing fees, net............................     2,351     2,656
                                                             --------  --------
   Total assets............................................  $204,518  $173,076
                                                             ========  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable...................................  $ 17,689  $ 14,229
  Accrued compensation and benefits........................    25,565    19,806
  Accrued advertising......................................     4,060     4,113
  Other accrued liabilities................................     9,744    11,212
  Transition reserve.......................................     7,886    11,225
  Income taxes payable.....................................     3,257     2,015
                                                             --------  --------
   Total current liabilities...............................    68,201    62,600
                                                             --------  --------
Negative goodwill, net.....................................    12,587    13,681
Long term debt.............................................    69,000    57,000
Other liabilities..........................................     4,778     2,949
                                                             --------  --------
   Total liabilities.......................................   154,566   136,230
                                                             --------  --------
Commitments and contingencies (Note 13)                           --        --
Stockholders' equity
  Common stock, $.01 par value, 50,000,000 shares
   authorized, 16,994,884 and 17,736,011 issued and
   outstanding at December 31, 1998 and December 31, 1997,
   respectively............................................       180       177
  Additional paid in capital...............................    60,847    56,390
  Accumulated earnings (deficit)...........................    10,438   (19,159)
  Treasury stock, 1,000,000 shares at December 31, 1998, at
   cost....................................................   (21,306)      --
  Accumulated other comprehensive loss.....................      (207)     (562)
                                                             --------  --------
   Total stockholders' equity..............................    49,952    36,846
                                                             --------  --------
   Total liabilities and stockholders' equity..............  $204,518  $173,076
                                                             ========  ========

   The accompanying notes are an integral part of these financial statements.

                         WESLEY JESSEN VISIONCARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                  Twelve Months Ended
                                         --------------------------------------
                                         December 31, December 31, December 31,
                                             1998         1997         1996
                                         ------------ ------------ ------------
Operating activities:
 Net income (loss)......................   $29,597      $  3,298     $(2,742)
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
   Extraordinary loss on early
    extinguishment of debt..............       --          7,428       2,764
   Depreciation expense.................     2,121           901         462
   Purchased inventory step-up..........       --         22,666      20,706
   Amortization of capitalized financing
    fees................................       584           508         699
   Amortization of goodwill.............      (997)         (862)       (784)
   (Gain) loss on disposal of property,
    plant, and equipment................        17          (120)        187
   Deferred income tax..................     7,772        (1,622)     (6,087)
   Stock compensation...................       --            257         --
 Changes in balance sheet items:
   Accounts receivable--trade, net......    (3,057)       (3,941)      5,625
   Other receivables....................    (1,716)         (545)        799
   Inventories..........................   (11,198)       (3,723)        402
   Prepaid expenses.....................       750        (1,192)     (1,664)
   Other assets.........................       882          (491)         83
   Notes receivable.....................       (30)       (1,227)        --
   Trade accounts payable...............     2,458         2,179      (4,690)
   Accrued liabilities..................      (562)      (14,139)      1,883
   Other liabilities....................     1,740         2,181         145
   Income taxes payable.................     2,807        (4,679)      1,450
                                           -------      --------     -------
     Cash provided by operating
      activities........................    31,168         6,877      19,238
                                           -------      --------     -------
Investing activities:
 Cash paid for assets acquired..........    (2,994)          --      (61,816)
 Proceeds from Natural Touch sale.......     1,000         6,000         --
 Capital expenditures...................   (17,238)      (16,298)     (6,617)
 Proceeds from the sale of property,
  plant and equipment...................       133           417         427
                                           -------      --------     -------
     Cash used in investing activities..   (19,099)       (9,881)    (68,006)
                                           -------      --------     -------
Financing activities:
 Issuance of stock......................     2,150        48,513         272
 Repurchase of shares...................   (21,306)          --          --
 Proceeds from long term debt...........    43,000       150,000     122,255
 Payments of long term debt.............   (31,000)     (194,375)    (61,380)
 Payment of financing fees..............      (279)       (3,076)     (7,778)
                                           -------      --------     -------
     Cash provided by (used in)
      financing activities..............    (7,435)        1,062      53,369
                                           -------      --------     -------
 Effect of exchange rates on cash and
  cash equivalents......................      (534)         (372)        (50)
 Net increase (decrease) in cash and
  cash equivalents......................     4,100        (2,314)      4,551
Cash and cash equivalents:
 Beginning of period....................     4,759         7,073       2,522
                                           -------      --------     -------
 End of period..........................   $ 8,859      $  4,759     $ 7,073
                                           =======      ========     =======
Supplemental disclosure of cash flow
 information
 Cash paid during the period for
  interest..............................   $ 4,074      $  6,287     $ 4,359
                                           =======      ========     =======
 Cash paid during the period for taxes,
  net...................................   $ 3,316      $  7,474     $   744
                                           =======      ========     =======

   The accompanying notes are an integral part of these financial statements.

                         WESLEY JESSEN VISIONCARE, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (in thousands)

                           Class L                   Common Stock                            Accumulated
                        Common Stock  Common Stock    Repurchase     Additional Accumulated     Other
                        ------------- ------------- ---------------   Paid in    Earnings   Comprehensive Comprehensive
                        Shares Amount Shares Amount Shares  Amount    Capital    (Deficit)  Income (Loss) Income (Loss)
                        ------ ------ ------ ------ ------ --------  ---------- ----------- ------------- -------------
Balance at December
31, 1995..............    429   $  4   3,862  $ 38    --   $    --    $ 7,483    $(19,715)     $   --        $   --
Issuance of stock.....      1    --        7   --     --        --         15         --           --            --
Stock subscription
receivable............    --     --      --      1    --        --        256         --           --            --
Exchange of stock.....   (109)   (1)     221     2    --        --        --          --           --            --
Retroactive effect of
February 12, 1997
Class L Common Stock
Reclassification......   (321)   (3)   1,461    15    --        --        --          --           --            --
Retroactive effect of
February 12, 1997
Class L Common Stock
split.................    --     --    8,725    87    --        --       (100)        --           --            --
Comprehensive income
 Net income...........    --     --      --    --     --        --        --       (2,742)         --         (2,742)
 Other comprehensive
 income
 Currency translation
 adjustment...........    --     --      --    --     --        --        --          --         1,368         1,368
                         ----   ----  ------  ----  -----  --------   -------    --------      -------       -------
Balance at December
31, 1996..............    --    $--   14,276  $143    --   $    --    $ 7,654    $(22,457)     $ 1,368       $(1,374)
                                                                                                             =======
Issuance of stock.....    --     --    3,460    34    --        --     47,261         --           --            --
Stock compensation....    --     --      --    --     --        --        257         --           --            --
Stock option related
tax benefit...........    --     --      --    --     --        --      1,218         --           --            --
Comprehensive income
 Net income...........    --     --      --    --     --        --        --        3,298          --          3,298
 Other comprehensive
 income
 Currency translation
 adjustment...........    --     --      --    --     --        --        --          --        (1,930)       (1,930)
                         ----   ----  ------  ----  -----  --------   -------    --------      -------       -------
Balance at December
31, 1997..............    --    $--   17,736  $177    --   $    --    $56,390    $(19,159)     $  (562)      $ 1,368
                                                                                                             =======
Issuance of stock.....    --     --      259     3    --        --      2,147         --           --            --
Repurchase of common
stock.................    --     --      --    --   1,000   (21,306)      --          --           --            --
Stock option related
tax benefit...........    --     --      --    --     --        --      2,310         --           --            --
Comprehensive income
 Net income...........    --     --      --    --     --        --        --       29,597          --         29,597
 Other comprehensive
 income
 Currency translation
 adjustment...........    --     --      --    --     --        --        --          --           355           355
                         ----   ----  ------  ----  -----  --------   -------    --------      -------       -------
Balance at December
31, 1998..............    --    $--   17,995  $180  1,000  $(21,306)  $60,847    $ 10,438      $  (207)      $29,952
                         ====   ====  ======  ====  =====  ========   =======    ========      =======       =======

   The accompanying notes are an integral part of these financial statements.

                         WESLEY JESSEN VISIONCARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and description of business

Basis of presentation

The consolidated financial statements include the accounts of Wesley Jessen VisionCare, Inc., its wholly owned subsidiary, Wesley Jessen Corporation, and Wesley Jessen Corporation's wholly owned subsidiaries (collectively, the "Company").

Description of business

The Company's primary business activity is the research, development, manufacture, marketing and sale of conventional and disposable soft contact lenses in the United States and certain other countries. The Company is headquartered in Des Plaines, Illinois and operates in one business segment.

The IPO

In February 1997 and March 1997 the Company completed an initial public offering ("IPO") of 2,821,000 shares of common stock at $15.00 per share. Concurrent with the offering, the board of directors declared a 4.549-to-one conversion of Class L Common Stock into Common Stock (the "Conversion") and a 3.133-to-one split of the Common Stock (the "Split"). For balance sheet presentation purposes the Conversion and the Split have been given effect as if they had occurred on December 31, 1996. All per share data have been presented as if the Conversion and Split had occurred on June 29, 1995. Additionally, concurrent with the IPO, the board of directors amended the Company's Articles of Incorporation, authorizing 5,000,000 and 50,000,000 shares of Serial Preferred Stock and Common Stock, respectively.

The Offering

In August 1997 and September 1997, the Company completed a public offering of 4,300,000 shares of common stock at $23.50 per share (the "Offering"). Of the 4,300,000 shares, 500,000 were offered by the Company and the remaining 3,800,000 shares were offered by certain selling stockholders.

Net proceeds received by the Company, after deducting underwriting discounts, commissions and offering expenses, were used to repay certain outstanding debt from the Barnes-Hind Acquisition (Note 3) and to reduce the Company's indebtedness under it's bank credit agreement.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of consolidation

All significant intercompany accounts and transactions have been eliminated in consolidation.

                         WESLEY JESSEN VISIONCARE, INC.

Revenue recognition

Revenue is recognized when product is shipped. Net sales include estimates for returns and allowances. The Company grants credit terms to its customers consistent with normal industry practices and does not require collateral. No individual customer accounts for more than 10 percent of sales or accounts receivable.

Other income

Other income for the year ended December 31, 1996 includes income of $3.7 million relating to licensing of a patent by the Company.

Cash and cash equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These amounts are stated at cost which approximates fair value.

Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market value. Market value for raw materials is based on replacement costs and for other inventory classifications on net realizable value. Consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

Prepaid expenses

Prepaid expenses include sample inventory to be used for promotional purposes. The sample value is charged to promotional expense during the period in which the samples are shipped.

Property, plant and equipment

Property, plant and equipment is recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, which are as follows (in years):

      Buildings and improvements........................................ 5 to 25
      Machinery and equipment...........................................       7
      Furniture and fixtures............................................       7
      Automobiles.......................................................       3

Expenditures for renewals and betterments are capitalized. Maintenance and repairs are charged to operations.

Goodwill

Goodwill resulting from the Argentina PCL Acquisition (Note 3) and the Eycon Lens Laboratories Acquisition (Note 3) is being amortized on a straight line basis over a period of fifteen years. Goodwill was $2.6 million, net of $0.1 million of accumulated amortization at December 31, 1998.

                         WESLEY JESSEN VISIONCARE, INC.

Negative goodwill resulting from the Wesley Jessen Acquisition (Note 3) and the Barnes-Hind Acquisition (Note 3) is being amortized on a straight-line basis as a credit to income over a period of fifteen years. Negative goodwill was $12.6 million, $13.7 million and $10.6 million, net of $3.1 million, $2.0 million and $1.2 million of accumulated amortization, at December 31, 1998, 1997 and 1996, respectively.

Capitalized financing fees

Capitalized financing fees are amortized over the term of the underlying debt utilizing the effective interest method.

Research and development costs

Expenditures related to the development of new products and processes, including significant improvements and refinements of existing products, are expensed as incurred.

Foreign currency translation

The functional currency of each of the Company's foreign subsidiaries is the local currency of its respective country. Asset and liability accounts of each entity are translated at the exchange rate in effect at each period-end, and income and expense accounts are translated at average exchange rates prevailing during the period. Gains and losses resulting from the translation of these foreign currency financial statements are included in the other comprehensive loss in stockholders' equity.

Concentration of credit risk

The Company provides credit, in the normal course of business, to distributors, optical store chains and physicians' offices. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

Fair value of financial instruments

Cash, accounts receivable, accounts payable, and accrued liabilities are reflected in the financial statements at cost which approximates fair value, primarily because of the short-term maturity of those instruments. The Company believes that due to the adjustable interest rates applicable to its long-term debt, the fair value approximates the carrying value of the obligations.

Earnings per share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." The difference between the weighted average shares used in the computations of basic and diluted earnings per share for the years ended December 31, 1998 and 1997 is the dilutive effect of outstanding stock options, using the treasury stock method from the date of grant. Weighted average shares used in the computations for the year ended December 31, 1996 does not include the effect of these stock options, as the effect would be antidilutive.

3. Acquisitions

On June 29, 1995, Bain Capital, together with new and certain then-existing members of management, acquired the Wesley Jessen contact lens business from Schering-Plough Corporation (the "Wesley

                         WESLEY JESSEN VISIONCARE, INC.

Jessen Acquisition"). The Wesley Jessen Acquisition was completed for a total purchase price of $76.6 million, consisting of cash paid of $47.0 million and liabilities assumed of $29.6 million. As a result of the Wesley Jessen Acquisition, Wesley-Jessen Corporation acquired certain assets from Schering-Plough, consisting of manufacturing facilities in Des Plaines, Illinois and Cidra, Puerto Rico, a distribution facility in Chicago, Illinois, and a number of non-U.S. sales and service offices, assumed certain liabilities and paid certain acquisition costs directly attributable to the Wesley Jessen Acquisition. The Wesley Jessen Acquisition was financed by $43.0 million of bank debt and $7.5 million of proceeds from the issuance of the Company's common stock.

On October 2, 1996, the Company acquired the contact lens business of Pilkington plc, operating as the Pilkington Barnes-Hind Group (the "Barnes-Hind Acquisition"). The Barnes-Hind Acquisition was completed for a total purchase price of $117.6 million, consisting of cash paid of $62.3 million and liabilities assumed of $55.3 million. In addition, the Company paid acquisition-related fees and expenses of $4.4 million. The acquisition was financed through borrowings on the Company's then-existing credit agreement and a $5.0 million seller note.

The purchase method of accounting was used to record the acquisitions. The results of operations of the acquired companies have been included in the results of operations of the Company since the acquisition date. The excess of the estimated fair values of the net assets acquired over the purchase prices paid for the Wesley Jessen Acquisition of $11.8 million and the Barnes-Hind Acquisition of $4.0 million have been recorded as negative goodwill (Note 2). The Company's total inventories were written up to fair value at the date of acquisition for the Wesley Jessen Acquisition and the Barnes-Hind Acquisition by $40.6 million and $36.7 million, respectively. Of these amounts, $22.7 million and $20.7 million was charged to cost of goods sold during the years ended December 31, 1997 and 1996, respectively.

In connection with the Barnes-Hind Acquisition, the Company entered into a voluntary consent order with the Federal Trade Commission which provided, among other things, that the Company divest Barnes-Hind's U.S. Natural Touch Product Line. On March 17, 1997, the Company completed the sale of the product line, for which it received aggregate consideration of $7.5 million, consisting of $3.0 million in cash and a four-year $4.5 million promissory note. The promissory note accrues compounded interest at a rate of 12% per annum, 8% of which is paid currently and 4% of which is payable-in-kind. As part of the sale, the Company entered into a supply agreement pursuant to which the Company will supply the purchaser with Natural Touch lenses for sale in the United States. On July 31, 1997, the purchaser made a voluntary prepayment of $3.0 million on the promissory note. On May 7, 1998, the purchaser made an additional voluntary prepayment of $1.0 million.

Also in connection with the Barnes-Hind Acquisition, the Company undertook a plan to integrate the acquired operations with those of the Company and to restructure the Company's pre-existing operations (Note 4).

On June 26, 1998, the Company acquired the operations of Plastic Contact Lens Argentina SAIC (PCL) from its sole shareholder. On July 31, 1998, the Company, through its Australian subsidiary, executed a purchase agreement to acquire certain assets and assume certain liabilities of Eycon Lens Laboratories, Pty, Ltd. from its shareholders. The total adjusted purchase price for both acquisitions of approximately $2.7 million (plus additional fees and expenses of $0.3 million) was funded with existing liquidity. The Company has accounted for the acquisitions under the purchase method of accounting.

                         WESLEY JESSEN VISIONCARE, INC.

4. Transition reserve and restructuring charge

In connection with the Barnes-Hind Acquisition, management approved a plan to integrate the acquired operations, for which an accrual of $20.4 million ("transition reserve") was established in purchase accounting. The transition reserve includes costs related to the closure of the Barnes-Hind corporate offices in Sunnyvale, California which was completed in the third quarter of 1997 and resulted in the termination of 123 employees. The Company announced the closing of its manufacturing operations in San Diego, California, expected to be substantially complete by March 2000, with a shift of conventional lens production to its plant in Cidra, Puerto Rico. The plant closing will result in the termination of 471 employees (of whom 199 had been terminated as of December 31, 1998). Payments related to the transition reserve are as follows (in thousands):

                                             Lease       Facility
                              Employee    Termination   Restoration
                            Related Costs    Costs    and Other Costs  Total
                            ------------- ----------- --------------- -------
Transition reserve at
 October 2, 1996...........    $16,772      $ 2,243       $1,385      $20,400
Charges against reserve....     (1,149)        (223)        (134)      (1,506)
                               -------      -------       ------      -------
Transition reserve at
 December 31, 1996.........     15,623        2,020        1,251       18,894
Charges against reserve....     (6,072)      (1,323)        (274)      (7,669)
                               -------      -------       ------      -------
Transition reserve at
 December 31, 1997.........      9,551          697          977       11,225
Charges against reserve....     (2,382)        (155)        (802)      (3,339)
                               -------      -------       ------      -------
Transition reserve at
 December 31, 1998.........    $ 7,169      $   542       $  175      $ 7,886
                               =======      =======       ======      =======

In addition to the transition plan, the Company committed to a plan to restructure the Wesley Jessen operations following the Barnes-Hind Acquisition, resulting in a $3.4 million charge in the fourth quarter of 1996 ("restructuring reserve"). Pursuant to the restructuring plan, the Chicago distribution facilities were consolidated with those at Des Plaines, Illinois in October 1997. The restructuring reserve, totaling $0.6 million at December 31, 1998, consists of costs related to employee termination, lease termination and other restructuring costs associated with the consolidation of certain Wesley Jessen facilities in Europe with facilities acquired in the Barnes-Hind Acquisition. Usage of the restructuring reserve is as follows (in thousands):

                                        Employee    Lease
                                        Related  Termination  Other
                                         Costs      Costs     Costs    Total
                                        -------- ----------- -------  -------
Restructuring reserve at December 31,
 1996..................................  $ 813      $ 897    $ 1,690  $ 3,400
Charges against reserve................   (437)      (235)    (1,480)  (2,152)
                                         -----      -----    -------  -------
Restructuring reserve at December 31,
 1997..................................    376        662        210    1,248
Charges against the reserve............   (189)      (374)       (96)    (659)
                                         -----      -----    -------  -------
Restructuring reserve at December 31,
 1998..................................  $ 187      $ 288    $   114  $   589
                                         =====      =====    =======  =======

                         WESLEY JESSEN VISIONCARE, INC.

5. Accounts receivable-trade, net

Accounts receivable-trade, net consist of the following (in thousands):

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
Trade receivables.....................................   $ 62,968     $ 59,293
Less allowances:
  Doubtful accounts...................................     (4,992)      (6,290)
  Sales returns and adjustments.......................    (10,613)     (10,361)
                                                         --------     --------
                                                         $ 47,363     $ 42,642
                                                         ========     ========

6. Inventories

Inventories consist of the following (in thousands):

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
Raw materials.........................................   $ 5,934      $ 3,558
Work-in-process.......................................     6,463        7,613
Finished goods........................................    49,658       38,091
                                                         -------      -------
                                                         $62,055      $49,262
                                                         =======      =======

7. Property, plant and equipment

Property, plant and equipment consist of the following (in thousands):

                                                       December 31, December 31,
                                                           1998         1997
                                                       ------------ ------------
Buildings and improvements............................   $ 9,449      $ 8,369
Machinery, equipment, furniture and fixtures..........    19,638       10,246
Construction-in-progress..............................    11,450        4,159
                                                         -------      -------
                                                          40,537       22,774
Less accumulated depreciation.........................    (4,199)      (1,294)
                                                         -------      -------
                                                         $36,338      $21,480
                                                         =======      =======

8. Advertising costs

The Company participates in several cooperative advertising programs with customers. The costs incurred under these programs are accrued and expensed at the inception of the contract. All of the Company's other production costs of advertising are expensed the first time the advertising takes place. Advertising expense for the years ended December 31, 1998, 1997, and 1996 was $23.2 million, $17.9 million and $14.0 million, respectively.

9. Long-term debt

At December 31, 1998 the Company maintained a $170 million credit facility, the availability of which will be reduced by $20 million in September 2000 and $20 million in September 2001. The facility matures on September 11, 2002. This agreement became effective on July 29, 1998 when the then-existing bank credit agreement was amended to increase the borrowing availability to permit the

                         WESLEY JESSEN VISIONCARE, INC.

repurchase of a maximum of $35 million of the Company's common stock. Relating to this agreement, the Company incurred $3.4 million of financing fees, which are being amortized through September 2002.

As part of the Barnes-Hind Acquisition (Note 3) refinancing, the Company recognized an extraordinary loss of $2.8 million ($1.7 million net of tax benefit) in 1996, relating to the write-off of capitalized financing fees incurred in connection with the Wesley Jessen Acquisition (Note 3).

In connection with a refinancing of the Company's credit arrangements as part of the IPO (Note 1), the Company recognized an extraordinary loss of $7.4 million ($4.9 million, net of income tax benefit) in 1997, relating to the write off of capitalized financing fees incurred in connection with the Barnes-Hind Acquisition.

At December 31, 1998, the weighted average borrowing rate was 6.008%. Additionally, the Company is required to pay a commitment fee on the unutilized revolving loan commitments, as defined in the credit agreement, ranging from 0.175% to 0.400% based on leverage ratios calculated as of certain dates. The unutilized portion of the credit facilities at December 31, 1998 was $101.0 million. The credit facilities are guaranteed by each of the Company's domestic subsidiaries and secured by essentially all assets of the domestic subsidiaries. Amounts borrowed under the amended bank credit agreement bear interest at either the Base Rate (higher of (i) 0.5% in excess of the Federal Reserve reported adjusted certificate of deposit rate and (ii) the lender's prime lending rate plus a margin up to 0.5% based on leverage ratios calculated as of certain dates) or the Eurodollar Rate as determined by the lenders plus a margin of 0.375% to 1.500% based on the type of loan and leverage ratios calculated as of certain dates as defined in the credit agreement.

The amended bank credit agreement contains a number of covenants restricting the Company and its subsidiaries with respect to the incurrence of indebtedness, the creation of liens, the consummation of certain transactions such as sales of substantial assets, mergers or consolidations, the making of certain investments, capital expenditures, and payment of dividends. In addition, the Company is required to maintain certain financial covenants and ratios.

Interest rate instrument

The Company has purchased an interest rate cap on $35.0 million of notional principal amount at 8.5%, which expires on December 31, 1999. The cap is intended to provide partial protection to the Company from potential exposure relating to its variable rate debt instruments.

10. Stockholders' equity

Pre-IPO capital structure

The Company's authorized capital stock consisted of 600,000 shares of Class L Common Stock, par value $.01 per share ("Class L Common"), and 5,400,000 shares of Common Stock, par value $.01 per share ("Common Stock"). Concurrent with the Wesley Jessen Acquisition, the Company issued 415,000 shares of Class L Common (issued at $17.41 per share) and 3,735,000 shares of Common Stock (issued at $0.081 per share).

Holders of Class L Common and Common Stock were entitled to one vote per share on all matters to be voted on by the Company's stockholders, and the holders of both classes of stock vote together as a single class. The outstanding shares of one class of stock could not be the subject of a stock split or a stock dividend unless the outstanding shares of the other class were similarly affected.

                         WESLEY JESSEN VISIONCARE, INC.

Holders of Class L Common were entitled to a preferential payment ("Yield") in the amount of 12.5% per year on the original cost paid for the shares ($17.41 per share) plus any accumulated and unpaid Yield thereon. The Yield accumulated until such time as distributions were made by the Company. No distributions were made by the Company during the periods ended December 31, 1995 and 1996 and the accumulated and unpaid Yield at December 31, 1995 and 1996, amounted to $0.5 million and $1.5 million, respectively. As part of the Conversion this unpaid Yield was converted to Common Stock.

Post-IPO capital structure

Since February 1997, the Company's authorized capital stock has consisted of 50,000,000 shares of Common Stock and 5,000,000 shares of Serial Preferred Stock.

Holders of the Common Stock shares, subject to the prior rights of the Serial Preferred Stock, are entitled to receive dividends, are entitled to one vote per share and are entitled to receive, pro rata, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Serial Preferred Stock then outstanding.

The Company's board of directors may, without further action by the Company's stockholders, direct the issuance of shares of Serial Preferred Stock and may at the time of issuance, determine the rights, preferences and limitations of each series.

Stock options

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its stock-based compensation plans, and recognized expense of $0.3 million for the year ended December 31, 1996. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates for the awards under the plan consistent with the alternative method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the pro forma effect on the Company's net income (loss) and income (loss) per share for the periods presented would have been as follows (in thousands, except per share data):

                                          Year ended   Year ended   Year ended
                                         December 31, December 31, December 31,
                                             1998         1997         1996
                                         ------------ ------------ ------------
Pro forma income (loss)
  Income (loss) before extraordinary
   loss.................................   $29,253      $ 7,785      $(1,447)
  Extraordinary loss, net of income tax
   benefit..............................       --        (4,902)      (1,671)
  Net income (loss).....................    29,253        2,883       (3,118)
Pro forma basic income (loss) per share
  Income (loss) before extraordinary
   loss.................................   $  1.68      $  0.46      $ (0.10)
  Extraordinary loss, net of income tax
   benefit..............................       --         (0.29)       (0.12)
  Net income (loss).....................      1.68         0.17        (0.22)
Pro forma diluted income (loss) per
 share
  Income (loss) before extraordinary
   loss.................................   $  1.55      $  0.42      $ (0.10)
  Extraordinary loss, net of income tax
   benefit..............................       --         (0.27)       (0.12)
  Net income (loss).....................      1.55         0.15        (0.22)

                         WESLEY JESSEN VISIONCARE, INC.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for options granted in 1998, 1997 and 1996, respectively: expected volatility of 26.37%, 31.29% and 22.69%; risk-free interest rate of 4.69%, 6.38% and 6.36%; and expected lives of 3 years, 3 years and 7 years.

1995 and 1996 stock option plans

The board of directors granted non-qualified stock options to certain members of management for an aggregate of 2,193,051 shares of Common Stock pursuant to the Company's 1995 Stock Purchase and Option Plan. The stock option grants are of two types: time options and target options. Of the 783,233 time option grants, 469,940 vest in four equal annual installments beginning on June 28, 1996 and 313,293 vest in five equal annual installments beginning on April 5, 1996. The time options were granted at the fair market value of the Common Stock on the date of grant. The 1,409,818 target option grants are exercisable immediately and were granted at prices that were in excess of fair market value of the Common Stock on the date of grant. All options expire in 10 years and include certain repurchase and participation rights which cease upon (1) a sale of the Company or (2) sale of its Common Stock by the Company pursuant to a Registration Statement under the Securities Act of 1933 in connection with which Bain Capital, Inc. and affiliated investors cease to own at least 20% of the Company.

In October 1996, pursuant to the 1996 Stock Option Plan, the board of directors authorized and granted options to purchase an aggregate of 424,519 shares of Common Stock at an exercise price which approximates fair market value at the date of grant. Options to purchase 267,872 shares were immediately exercisable, and options to purchase 156,647 shares vest in five equal annual installments beginning October 22, 1997.

1997 Stock Incentive Plan

The Wesley Jessen VisionCare, Inc. 1997 Stock Incentive Plan (the "1997 Stock Plan") was approved by the board of directors in February 1997. The 1997 Stock Plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards. An aggregate of 800,000 shares of Common Stock of the Company have been reserved for issuance under the 1997 Stock Plan, subject to certain adjustments reflecting changes in the Company's capitalization. The 1997 Stock Plan provides that individual participants will be limited to receiving awards of no more than 50,000 shares of Common Stock per year.

Options granted under the 1997 Stock Plan may be subject to time vesting and certain other restrictions. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. All outstanding awards under the 1997 Stock Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the board. In the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding awards will terminate and participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the board.

                         WESLEY JESSEN VISIONCARE, INC.

Non-Employee Director Stock Option Plan

The 1997 Non-Employee Director Stock Option Plan (the "Director Option Plan") was approved by the board of directors in February 1997. The Director Option Plan provides for the granting of options to non-employee Directors, as defined, covering an aggregate of 250,000 shares of Common Stock of the Company.

The board of directors is authorized under the Director Option Plan to make discretionary grants of options and determine the terms and conditions of such options. In addition, the Director Option Plan provides for an initial one-time grant of options to purchase 10,000 shares of Common Stock to each non-employee director serving as a member of the board or to any new non-employee director upon being elected to the board. The Director Option Plan also provides that each non-employee director shall automatically be granted options to purchase 2,000 shares of Common Stock upon each anniversary of the director's election to the board. The Director Option Plan requires that the exercise price for each option granted under the plan must equal 100% of the fair market value of the Company's Common Stock on the date the option is granted. The initial one-time grants will be immediately exercisable and the annual grants will vest in three equal installments commencing on the first anniversary of the grant date.

A summary of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the periods then ended is presented below:

                                    1998                      1997                      1996
                          ------------------------- ------------------------- ------------------------
                                       Weighted-                 Weighted-                Weighted-
                                        Average                   Average                  Average
                           Shares    Exercise Price  Shares    Exercise Price  Shares   Exercise Price
                          ---------  -------------- ---------  -------------- --------- --------------
Outstanding at beginning
 of period..............  2,816,658      $ 3.97     2,617,570      $ 2.13     2,038,658     $1.14
Granted.................    294,100       20.72       326,700       17.24       578,912      5.63
Exercised...............   (203,786)       2.13      (127,612)       0.27           --        --
Forfeited...............    (11,615)      11.60           --          --            --        --
                          ---------                 ---------                 ---------
Outstanding at end of
 year...................  2,895,357      $ 5.76     2,816,658      $ 3.97     2,617,570     $2.13
                          =========                 =========                 =========
Options exercisable at
 year-end...............  2,075,143      $ 3.22     2,001,695      $ 2.89     1,857,841     $2.38
                          =========                 =========                 =========
Weighted-average fair
 value of options
 granted during the
 year...................  $    5.02                 $    5.23                 $    2.36
                          =========                 =========                 =========

                         WESLEY JESSEN VISIONCARE, INC.

The following table summarizes information about stock options outstanding at December 31, 1998:

                                Options Outstanding         Options Exercisable
                          -------------------------------- ---------------------
                                       Weighted-
                                        Average   Weighted             Weighted-
                            Number     Remaining  Average    Number     Average
                          Outstanding Contractual Exercise Exercisable Exercise
Exercise Prices           at 12/31/98    Life      Price   at 12/31/98   Price
---------------           ----------- ----------- -------- ----------- ---------
$0.03....................    584,384     6.49      $ 0.03     345,157   $ 0.03
$1.18....................    614,797     6.46        1.18     614,797     1.18
$2.34....................    703,905     6.47        2.34     703,905     2.34
$7.24....................    382,471     7.83        7.24     288,484     7.24
$15.00...................     40,000     8.17       15.00      40,000    15.00
$16.75...................    255,700     8.33       16.75      62,800    16.75
$28.25...................     20,000     8.75       28.25      20,000    28.25
$28.44...................      8,000     9.42       28.44         --     28.44
$20.50...................    286,100     9.83       20.50         --     20.50
                           ---------     ----      ------   ---------   ------
                           2,895,357     7.20      $ 5.76   2,075,143   $ 3.22
                           =========     ====      ======   =========   ======

Stock Purchase Plan

The Wesley Jessen VisionCare, Inc. Employee Stock Discount Purchase Plan and International Employee Stock Discount Purchase Plan (the "Stock Purchase Plans") were approved by the board of directors in 1997 and provide that, subject to certain restrictions, each employee of the Company will be eligible to participate in the Stock Purchase Plans. The Company has reserved 500,000 shares of Common Stock for issuance in connection with the Stock Purchase Plans and each eligible employee is entitled to purchase a maximum of 125 shares per quarter. Each participating employee contributes to the Stock Purchase Plans by choosing a payroll deduction in any specified amount, with a minimum deduction of $10.00 per payroll period. Each participating employee's contributions will be used to purchase shares for the employee's share account, and the cost per share will be 85% of the price of the Company's Common Stock on the Nasdaq National Market on specified dates.

11. Income taxes

Income (loss) before income tax benefit (expense) and extraordinary loss is as follows (in thousands):

                                          Year ended   Year ended   Year ended
                                         December 31, December 31, December 31,
                                             1998         1997         1996
                                         ------------ ------------ ------------
Domestic (including Puerto Rico)........   $34,498      $20,088      $(7,721)
International...........................     9,349       (7,700)       3,613
                                           -------      -------      -------
                                           $43,847      $12,388      $(4,108)
                                           =======      =======      =======

                         WESLEY JESSEN VISIONCARE, INC.

Income tax benefit (expense) is as follows (in thousands):

                                          Year ended   Year ended   Year ended
                                         December 31, December 31, December 31,
                                             1998         1997         1996
                                         ------------ ------------ ------------
Current income tax benefit (expense):
  Domestic federal......................   $ (3,853)    $(2,694)     $(2,126)
  Domestic state and local (including
   Puerto Rico).........................     (1,293)     (1,359)        (922)
  International.........................     (1,332)     (1,757)        (116)
                                           --------     -------      -------
                                             (6,478)     (5,810)      (3,164)
                                           --------     -------      -------
Deferred income tax benefit (expense):
  Domestic federal......................     (2,017)        328        4,307
  Domestic state and local (including
   Puerto Rico).........................     (1,006)       (994)      (1,237)
  International.........................     (4,749)      2,288        3,131
                                           --------     -------      -------
                                             (7,772)      1,622        6,201
                                           --------     -------      -------
                                           $(14,250)    $(4,188)     $ 3,037
                                           ========     =======      =======

Differences between the U.S. federal income tax statutory rates and the income tax benefit (expense) recorded are attributable to the following:

                                          Year ended   Year ended   Year ended
                                         December 31, December 31, December 31,
                                             1998         1997         1996
                                         ------------ ------------ ------------
Income tax at statutory rate............    (35.0)%      (35.0)%       35.0 %
  State and local taxes (including
   Puerto Rico), net of federal tax
   benefit..............................      5.9         20.5         39.4
  Effect of international operations....    (11.2)       (17.5)        (4.5)
  Amortization of negative goodwill.....      0.9          2.4          6.8
  Recognition of net operating loss
   benefits.............................      8.7          --           --
  Other.................................     (1.8)        (4.2)        (2.8)
                                            -----        -----         ----
                                            (32.5)%      (33.8)%       73.9 %
                                            =====        =====         ====

                         WESLEY JESSEN VISIONCARE, INC.

Deferred tax assets and liabilities are comprised of the following (in thousands):

                                                      December 31, December 31,
                                                          1998         1997
                                                      ------------ ------------
Deferred tax assets:
  Accounts receivable valuation allowances...........   $ 5,653      $ 6,179
  Inventory reserves.................................     4,826        4,746
  Fixed assets.......................................     8,242       10,143
  Accrued expenses...................................     8,122        7,177
  Domestic net operating losses and AMT credit.......       689        4,716
  Other deductible temporary differences.............       659          934
  International net operating losses.................     5,963        6,297
                                                        -------      -------
                                                         34,154       40,192
                                                        =======      =======
Deferred tax liabilities:
  Prepaid pension cost...............................    (2,485)      (2,485)
  Puerto Rico tollgate tax...........................    (4,677)      (2,470)
                                                        -------      -------
  Total deferred tax liabilities.....................    (7,162)      (4,955)
                                                        -------      -------
  Valuation allowance for international net operating
   losses............................................    (4,862)      (6,297)
                                                        -------      -------
                                                        $22,130      $28,940
                                                        =======      =======

The Company has certain foreign net operating losses ("NOLs") which expire in one to seven years from December 31, 1998. All other foreign NOLs are available to the Company indefinitely. The Company has domestic net operating losses which expire through the year 2012. At December 31, 1998 and 1997, the Company has not provided a valuation allowance against its deferred tax assets except for certain assets relating to foreign NOLs because, based upon its current operating plans, the Company believes that it is more likely than not that the assets will be realized through future profitable operations. During 1998, income tax expense was reduced by $3,823 due to the reversal of valuation allowances.

Estimated taxes have been provided for the Company's international operations assuming repatriation of all available earnings. The Company's manufacturing operations in Puerto Rico qualify for income tax credit available under Section 936 of the Internal Revenue Code. Current legislation will phase out the income tax credit allowed under Section 936 over a period ending in 2005. The phase out period will allow a tax credit under present law through December 31, 2001. The credit will be subject to further limitation through December 31, 2005, and thereafter the credit is eliminated.

12. Retirement benefits

Defined benefit pension plans

The Wesley Jessen Plan is a defined benefit plan, effective as of January 1, 1996, covering substantially all domestic employees (including Puerto Rico). Under the Wesley Jessen Plan, the Company allocates a percentage of compensation for each participant (annual pay credits) based upon years of service, beginning after December 31, 1995. Additionally, the Wesley Jessen Plan provides for a specified

                         WESLEY JESSEN VISIONCARE, INC.

return (interest credits) on participants' account balances. Under the Wesley Jessen Plan, annual pay credits and interest credits will be accumulated in participants' accounts as the basis for their Wesley Jessen Plan benefits. The Company will contribute actuarially determined amounts to fund Wesley Jessen Plan benefits within regulatory minimum requirements and maximum tax deductible limits. Vesting occurs after five years of service and includes service during the period June 29, 1995 to December 31, 1995.

In connection with the Barnes-Hind Acquisition the Company acquired a fully funded portion of the Pilkington VisionCare Pension Plan, a non-contributory defined benefit pension plan, which covers substantially all Barnes-Hind domestic employees. Additionally, the Company acquired an international fully-funded contributory single-employer defined benefit pension plan covering certain Barnes-Hind employees in the United Kingdom.

Under the plans acquired in the Barnes-Hind Acquisition, benefit payments for domestic employees are based principally on earnings during the last five-year period prior to retirement and length of service. Employees are eligible to participate in domestic plans within one year of employment and are vested after five years of service. For the international employees, benefits are based on length of service and on compensation during the last ten years of service prior to retirement. Funding is on an actuarially determined basis, to provide for the plans' current service costs and the plans' prior service cost over their amortization periods.

                         WESLEY JESSEN VISIONCARE, INC.

Information regarding the domestic pension plan is as follows (in thousands):

                                          Year ended   Year ended   Year ended
                                         December 31, December 31, December 31,
                                             1998         1997         1996
                                         ------------ ------------ ------------
Change in benefit obligation
Benefit obligation at beginning of
 year..................................    $15,942      $15,016      $ 4,986
Service cost...........................      1,878        1,676          659
Interest cost..........................      1,093        1,227          585
Amendments.............................        236          --           --
Actuarial (gains) losses...............        289       (1,909)        (346)
Acquisitions...........................        --           --         9,148
  Benefits paid........................     (2,052)         (68)         (16)
                                           -------      -------      -------
Benefit obligation at end of year......    $17,386      $15,942      $15,016
                                           -------      -------      -------
Change in plan assets
Fair value of plan assets at beginning
 of year...............................    $20,611      $21,190      $ 4,500
Actual return on plan assets...........      2,597          (36)       1,173
Acquisitions...........................        --           --        15,533
Employer contributions.................     (1,657)        (475)         --
Benefits paid..........................     (2,052)         (68)         (16)
                                           -------      -------      -------
  Fair value of plan assets at end of
   year................................    $19,499      $20,611      $21,190
                                           =======      =======      =======
Funded status..........................      2,113        4,669        6,174
Unrecognized prior service cost........        777          621          681
Unrecognized net actuarial (gain)
 loss..................................     (1,573)      (1,127)      (1,110)
                                           -------      -------      -------
  Prepaid benefit cost.................    $ 1,317      $ 4,163      $ 5,745
                                           -------      -------      -------
Components of net periodic benefit cost
Service cost...........................      1,878        1,676          659
Interest cost..........................      1,093        1,227          585
Expected return on plan assets.........     (1,863)      (1,793)        (664)
Amortization of prior service cost.....         80           60           60
Amortization of actuarial (gains)
 losses................................        --           (63)         --
                                           -------      -------      -------
  Net periodic benefit cost............    $ 1,188      $ 1,107      $   640
                                           -------      -------      -------
Weighted average assumptions as of
 December 31,
Discount rate..........................       6.50%        6.75%        7.50%
Rate of compensation increase..........       5.00%        5.00%        5.00%
Expected return on plan assets.........       9.00%        9.00%        7.00%

                         WESLEY JESSEN VISIONCARE, INC.

Information regarding the United Kingdom pension plan is as follows (in thousands):

                                          Year ended   Year ended   Year ended
                                         December 31, December 31, December 31,
                                             1998         1997         1996
                                         ------------ ------------ ------------
Change in benefit obligation
Benefit obligation at beginning of
 year..................................    $12,213      $ 8,410       $7,324
Service cost...........................        844          704          136
Interest cost..........................      1,042          685          153
Actuarial (gains) losses...............      2,344        2,950           83
Benefits paid..........................       (186)        (256)         (67)
Transfer from other pension plan.......      1,218          --           --
Effect of exchange rates...............         82         (280)         781
                                           -------      -------       ------
  Benefit obligation at end of year....    $17,557      $12,213       $8,410
                                           -------      -------       ------
Change in plan assets
Fair value of plan assets at beginning
 of year...............................    $11,685      $ 8,646       $7,442
Actual return on plan assets...........      1,901        2,445          239
Employer contributions.................        921          762          153
Employee contributions.................        461          381           77
Benefits paid..........................       (186)        (256)         (67)
Transfer from other pension plan.......      1,218          --           --
Effect of exchange rates...............         78         (293)         802
                                           -------      -------       ------
  Fair value of plan assets at end of
   year................................    $16,078      $11,685       $8,646
                                           -------      -------       ------
Funded status..........................     (1,479)        (528)         236
Unrecognized net actuarial (gain)
 loss..................................      2,445        1,038          (94)
                                           -------      -------       ------
  Prepaid benefit cost.................    $   966      $   510       $  142
                                           -------      -------       ------
Components of net periodic benefit cost
Service cost...........................        844          704          136
Interest cost..........................      1,042          685          153
Expected return on plan assets.........     (1,114)        (787)        (239)
Amortization of actuarial (gains)
 losses................................        150          160           83
                                           -------      -------       ------
  Net periodic benefit cost............    $   922      $   762       $  133
                                           -------      -------       ------
Weighted average assumptions as of
 December 31,
Discount rate..........................       5.75%         8.5%         8.5%
Rate of compensation increase..........       4.25%         6.5%         6.5%
Expected return on plan assets.........       7.00%         8.5%         8.5%

Defined contribution plans

The Company sponsors defined contribution plans covering substantially all U.S. employees. The plans provide for specified Company matching of participants' contributions. Contributions charged to operations for the years ended December 31, 1998, 1997 and 1996 totaled $1.5 million, $1.5 million and $0.7 million, respectively.

                         WESLEY JESSEN VISIONCARE, INC.

13. Commitments and contingencies

Leases

The Company leases certain facilities and computer and other equipment under operating leases. Total rent expense under these leases was as follows (in thousands):

Year ended December 31, 1998............................................ $3,322
Year ended December 31, 1997............................................  3,269
Year ended December 31, 1996............................................  2,554

Future minimum lease payments under non-cancelable operating leases at December 31, 1998 were as follows (in thousands):

        Year Ending
        -----------
        December 31, 1999.................................... $2,968
        December 31, 2000....................................  2,505
        December 31, 2001....................................  2,250
        December 31, 2002....................................  1,996
        December 31, 2003....................................  1,784
        Thereafter...........................................  6,225

Litigation

The Company has certain patent infringement, product liability, personal injury and employment related litigation and claims pending in the normal course of its business. Management believes that any uninsured losses resulting from the resolution of such litigation and claims would not have a material adverse impact on the Company's financial position or results of operations as presented in the accompanying financial statements.

14. Related party transactions

Management and advisory fees

In connection with the Wesley Jessen Acquisition, the Company entered into an agreement with Bain Capital, Inc., an affiliate of the Company's major stockholder, for the provision of management and advisory services. Included in marketing and administrative expense for the years ended December 31, 1998, 1997 and 1996 are $2.0 million, $2.1 million and $1.3 million, respectively, of management fees paid for the services provided pursuant to this agreement. In addition, if the Company enters into any acquisition transactions, it must pay specified fees to Bain Capital, Inc. based upon the purchase price. The Company paid Bain Capital, Inc. fees of $3.0 million in connection with the structuring of the Bank Credit Agreement used to finance the Barnes-Hind Acquisition.

Promissory Note

On May 7, 1997, Wesley Jessen Corporation, a wholly owned subsidiary of the Company, loaned the Company's Chief Executive Officer ("CEO") $1.2 million in exchange for an unsecured promissory

                         WESLEY JESSEN VISIONCARE, INC.

note bearing interest at the rate of 8%, interest payable quarterly. The note is due at the earlier of (i) May 9, 2002, (ii) the date the CEO ceases to be employed by the Company, or (iii) the date the CEO disposes of any of his common stock holdings in the Company. The Company waived the requirement that the CEO repay such loan pursuant to clause (iii) above.

15. Business segments and geographical information

The Company operates in one product segment--the development, manufacture and marketing of contact lenses. The aggregation criteria for sales are based on point of production and shipment while the aggregation criteria for assets are based on their physical location.

Financial information by geographic area is as follows (in thousands):

                           December 31, December 31, December 31,
                               1998         1997         1996
                           ------------ ------------ ------------
Net sales:
  United States (including
   Puerto Rico)...........   $194,321     $190,329     $121,687
  United Kingdom..........     36,155       41,383       11,697
  Rest of the world.......     61,783       50,466       23,368
                             --------     --------     --------
                             $292,259     $282,178     $156,752
                             ========     ========     ========
Total assets:
  United States (including
   Puerto Rico)...........   $124,536     $112,210     $104,220
  United Kingdom..........     42,649       36,763       49,968
  Rest of the world.......     37,333       24,103       26,412
                             --------     --------     --------
                             $204,518     $173,076     $180,600
                             ========     ========     ========

16. Treasury stock purchase plan

The board of directors approved a share repurchase plan on June 10, 1998 and the Company completed the program on September 18, 1998. Under the plan, the Company repurchased one million shares of its outstanding common stock. Repurchases were made periodically in normal market trading at prevailing prices. The funding of the program came from operating cash flow and the existing bank facility.

                         WESLEY JESSEN VISIONCARE, INC.

                         WESLEY JESSEN VISIONCARE, INC.

                        QUARTERLY INFORMATION--Unaudited
                    (in thousands, except per share amounts)

                                   For the Year Ended December 31, 1998
                         ---------------------------------------------------------
                         First Quarter Second Quarter Third Quarter Fourth Quarter
                         ------------- -------------- ------------- --------------
Net Sales...............   $ 70,595       $73,417        $75,254       $72,992
Operating income........      8,981        12,840         13,535        13,300
Net income..............      5,270         7,727          8,051         8,547
Basic earnings per
 share..................       0.30          0.43           0.47          0.50
Diluted earnings per
 share..................       0.27          0.40           0.43          0.47
Market price per share:
High....................   $  40.25       $ 34.94        $ 25.75       $ 27.75
Low.....................   $  32.13       $ 18.38        $ 17.00       $ 16.88

                                   For the Year Ended December 31, 1997
                         ---------------------------------------------------------
                         First Quarter Second Quarter Third Quarter Fourth Quarter
                         ------------- -------------- ------------- --------------
Net Sales...............   $ 64,071       $72,083        $75,235       $70,789
Operating income
 (loss).................     (6,972)          710         11,989        12,220
Net income (loss).......    (10,731)         (371)         7,095         7,305
Basic earnings (loss)
 per share..............      (0.70)        (0.02)          0.41          0.42
Diluted earnings (loss)
 per share..............      (0.70)        (0.02)          0.37          0.38
Market price per share:
High....................   $  16.75       $ 25.88        $ 31.00       $ 39.00
Low.....................   $  14.63       $ 13.00        $ 22.50       $ 26.75

                         WESLEY JESSEN VISIONCARE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (in thousands except share amounts)

                                                        April 3,   December 31,
                                                          1999         1998
                                                       ----------  ------------
                                                       (Unaudited)
                        ASSETS
                        ------
Current assets:
 Cash and cash equivalents............................  $  7,557     $  8,859
 Accounts receivable--trade, net......................    43,178       47,363
 Other receivables....................................     6,828        6,840
 Inventories..........................................    59,949       62,055
 Deferred income taxes................................    18,583       18,602
 Prepaid expenses.....................................     6,148        6,977
 Assets held for sale.................................     1,222        1,222
                                                        --------     --------
    Total current assets..............................   143,465      151,918
                                                        --------     --------
Property, plant and equipment, net....................    42,340       36,338
Other assets..........................................     6,302        6,011
Deferred income taxes.................................     3,528        3,528
Notes receivable......................................     1,846        1,803
Goodwill, net.........................................     2,560        2,569
Capitalized financing fees, net.......................     2,194        2,351
                                                        --------     --------
    Total assets......................................  $202,235     $204,518
                                                        ========     ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
Current liabilities:
 Trade accounts payable...............................  $ 17,910     $ 17,689
 Accrued compensation and benefits....................    15,456       25,565
 Accrued advertising..................................     4,030        4,060
 Other accrued liabilities............................     8,435        9,744
 Transition reserve...................................     6,663        7,886
 Income taxes payable.................................     4,232        3,257
                                                        --------     --------
    Total current liabilities.........................    56,726       68,201
                                                        --------     --------
Negative goodwill, net................................    12,313       12,587
Long term debt........................................    72,000       69,000
Other liabilities.....................................     5,869        4,778
                                                        --------     --------
    Total liabilities.................................   146,908      154,566
                                                        --------     --------
Stockholders' equity
 Common stock, $.01 par value, 50,000,000 shares
  authorized, 17,093,699
  and 16,994,884 issued and outstanding at April 3,
  1999 and December 31, 1998, respectively............       181          180
 Additional paid in capital...........................    62,077       60,847
 Accumulated earnings ................................    16,642       10,438
 Treasury stock, 1,000,000 shares at April 3, 1999 and
  December 31,
  1998, at cost.......................................   (21,306)     (21,306)
 Accumulated other comprehensive loss.................    (2,267)        (207)
                                                        --------     --------
    Total stockholders' equity........................    55,327       49,952
                                                        --------     --------
    Total liabilities and stockholders' equity........  $202,235     $204,518
                                                        ========     ========

   The accompanying notes are an integral part of these financial statements.

                         WESLEY JESSEN VISIONCARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                           Three Months Ended
                                                         ----------------------
                                                          April 3,   March 28,
                                                            1999        1998
                                                         ----------- ----------
                                                         (Unaudited) (Unaudited)
Net sales...............................................   $76,311    $70,595
Operating costs and expenses:
 Cost of goods sold.....................................    25,118     21,939
 Marketing and administrative...........................    38,403     37,563
 Research and development...............................     2,873      2,386
 Amortization of goodwill...............................      (229)      (274)
                                                           -------    -------
Income from operations..................................    10,146      8,981
Other (income) expense:
 Interest income........................................      (188)      (124)
 Interest expense.......................................     1,211      1,120
                                                           -------    -------
Income before income taxes..............................     9,123      7,985
Income tax expense......................................    (2,919)    (2,715)
                                                           -------    -------
Net income..............................................   $ 6,204    $ 5,270
                                                           =======    =======
Net income per common share:
 Basic..................................................   $  0.36    $  0.30
 Diluted................................................   $  0.34    $  0.27
Weighted average common shares outstanding
 Basic..................................................    17,039     17,784
 Diluted................................................    18,455     19,396


   The accompanying notes are an integral part of these financial statements.

                         WESLEY JESSEN VISIONCARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                          Three Months Ended
                                                        ----------------------
                                                         April 3,   March 28,
                                                           1999        1998
                                                        ----------- ----------
                                                        (Unaudited) (Unaudited)
Operating activities:
 Net income............................................  $  6,204     $5,270
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation expense.................................     1,135        475
  Amortization of capitalized financing fees...........       156        141
  Amortization of goodwill.............................      (229)      (274)
  Gain (loss) on disposal of property, plant, and
   equipment...........................................         8        (20)
  Deferred income tax..................................       (11)     2,187
 Changes in balance sheet items:
  Accounts receivable--trade, net......................     3,086     (4,002)
  Other receivables....................................      (130)    (1,060)
  Inventories..........................................       919     (2,882)
  Prepaid expenses.....................................       794        824
  Other assets.........................................      (305)       166
  Notes receivable.....................................       (43)       --
  Trade accounts payable...............................       529      1,329
  Accrued liabilities..................................   (12,354)    (5,649)
  Other liabilities....................................     1,188       (678)
  Income taxes payable.................................     1,747     (1,884)
                                                         --------     ------
    Cash provided by (used in) operating activities....     2,694     (6,057)
                                                         --------     ------
Investing activities:
 Capital expenditures..................................    (7,783)    (1,972)
 Proceeds from the sale of property, plant and
  equipment............................................         9        --
                                                         --------     ------
    Cash used in investing activities..................    (7,774)    (1,972)
                                                         --------     ------
Financing activities:
 Issuance of stock.....................................       685      2,776
 Proceeds from long term debt..........................     8,000      5,000
 Payments of long term debt............................    (5,000)       --
                                                         --------     ------
    Cash provided by financing activities..............     3,685      7,776
                                                         --------     ------
 Effect of exchange rates on cash and cash
  equivalents..........................................        93        171
 Net decrease in cash and cash equivalents.............    (1,302)       (82)
Cash and cash equivalents:
 Beginning of period...................................     8,859      4,759
                                                         --------     ------
 End of period.........................................  $  7,557     $4,677
                                                         ========     ======
Supplemental disclosure of cash flow information
 Cash paid during the period for interest..............  $  1,079     $  977
                                                         ========     ======
 Cash paid during the period for taxes, net............  $    371     $1,582
                                                         ========     ======

   The accompanying notes are an integral part of these financial statements.

                         WESLEY JESSEN VISIONCARE, INC.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)
1. Basis of Presentation and Description of Business

Basis of presentation

The consolidated financial statements include the accounts of Wesley Jessen VisionCare, Inc., its wholly owned subsidiary, Wesley Jessen Corporation, and Wesley Jessen Corporation's wholly owned subsidiaries (collectively, the "Company").

The unaudited financial information presented reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated financial statements for an interim period. All such adjustments are of a normal, recurring nature. Results of operations for an interim period are not necessarily indicative of results for the full year. These interim financial statements should be read in conjunction with the financial statements and related notes contained in the Annual Report on Form 10-K for the year ended December 31, 1998.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Description of business

The Company's primary business activity is the research, development, manufacture, marketing and sale of conventional and disposable soft contact lenses in the United States and certain other countries. The Company is headquartered in Des Plaines, Illinois and operates in one business segment.

2. Net Income Per Common Share

The Company calculates net income per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." The difference between the weighted average shares used in the computation of basic and diluted earnings per share of 1,416 and 1,612 for the three months ended April 3, 1999 and March 28, 1998, respectively, is the dilutive effect of outstanding stock options, using the treasury stock method from the date of grant.

                         WESLEY JESSEN VISIONCARE, INC.

                                  (Unaudited)


3. Transition Reserve and Restructuring Charge

On October 2, 1996, the Company acquired the contact lens business of Pilkington plc, operating as the Pilkington Barnes-Hind Group ("the Barnes-Hind Acquisition"). In connection with the Barnes-Hind Acquisition, management approved a plan to integrate the acquired operations, for which an accrual of $20.4 million ("transition reserve") was established in purchase accounting. The transition reserve included costs related to the closure of the Barnes-Hind corporate offices in Sunnyvale, California which was completed in the third quarter of 1997 and resulted in the termination of 123 employees. The Company announced the closing of its manufacturing operations in San Diego, California expected to be substantially complete by March 2000, with a shift of conventional lens production to its plant in Cidra, Puerto Rico. The plant closing will result in the termination of 471 employees (of whom 261 had been terminated as of April 3, 1999). Payments related to the transition reserve are as follows (in thousands):

                                                           Facility
                                     Employee    Lease    Restoration
                                     Related  Termination  and Other
                                      Costs      Costs       Costs     Total
                                     -------- ----------- ----------- -------
Transition reserve at December 31,
 1998...............................  $7,169     $ 542       $ 175    $ 7,886
Charges against reserve.............    (885)     (235)       (103)    (1,223)
                                      ------     -----       -----    -------
Transition reserve at April 3,
 1999...............................  $6,284     $ 307       $  72    $ 6,663
                                      ======     =====       =====    =======

In addition to the transition plan, the Company committed to a plan to restructure the Wesley Jessen operations following the Barnes-Hind Acquisition.
Pursuant to the restructuring plan, the Chicago distribution facilities were consolidated with those at Des Plaines, Illinois in October 1997. The restructuring reserve of $0.3 million at April 3, 1999, consists of costs related to employee termination, lease termination and other restructuring costs associated with the consolidation of certain Wesley Jessen facilities in Europe with facilities acquired in the Barnes-Hind Acquisition. Usage of the restructuring reserve is as follows (in thousands):

                                     Employee    Lease
                                     Related  Termination
                                      Costs      Costs    Other Costs  Total
                                     -------- ----------- ----------- -------
Restructuring reserve at December
 31, 1998...........................  $  187     $ 288       $ 114    $   589
Charges against reserve.............     (65)      (55)         (4)      (124)
Reversed to income..................     --       (165)        --        (165)
                                      ------     -----       -----    -------
Restructuring reserve at April 3,
 1999...............................  $  122     $  68       $ 110    $   300
                                      ======     =====       =====    =======

                         WESLEY JESSEN VISIONCARE, INC.

                                  (Unaudited)

4. Accounts Receivable--Trade, Net

Accounts receivable--trade, net consist of the following (in thousands):

                                                            April   December 31,
                                                           3, 1999      1998
                                                           -------  ------------
   Trade receivables...................................... $58,175    $ 62,968
   Less allowances:
     Doubtful accounts....................................  (5,042)     (4,992)
     Sales returns and adjustments........................  (9,955)    (10,613)
                                                           -------    --------
                                                           $43,178    $ 47,363
                                                           =======    ========

5. Inventories

Inventories consist of the following (in thousands):

                                                             April  December 31,
                                                            3, 1999     1998
                                                            ------- ------------
      Raw materials........................................ $ 5,929   $ 5,934
      Work-in-process......................................   5,914     6,463
      Finished goods.......................................  48,106    49,658
                                                            -------   -------
                                                            $59,949   $62,055
                                                            =======   =======

6. Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following (in thousands):

                                                          April 3,  December 31,
                                                            1999        1998
                                                          --------  ------------
      Buildings and improvements......................... $  9,411    $ 9,449
      Machinery, equipment, furniture and fixtures.......   19,403     19,638
      Construction-in-progress...........................   18,178     11,450
                                                          --------    -------
                                                            46,992     40,537
      Less accumulated depreciation......................   (4,652)    (4,199)
                                                          --------    -------
                                                          $ 42,340    $36,338
                                                          ========    =======

7. Long-Term Debt

The Company's credit agreement consists of a $170.0 million revolving loan facility, the availability of which will be reduced by $20.0 million on September 11, 2000 and $20.0 million on September 11, 2001. The facility matures on September 11, 2002. The agreement became effective on July 29, 1998 when the then-existing bank credit agreement was amended to increase the borrowing availability to permit the repurchase of a maximum of $35.0 million of the Company's common stock. Amounts

                         WESLEY JESSEN VISIONCARE, INC.

                                  (Unaudited)

borrowed under the amended bank credit agreement bear interest at either the Base Rate (higher of (i) 0.5% in excess of the Federal Reserve reported adjusted certificate of deposit rate and (ii) the lender's prime lending rate plus a margin up to 0.5% based on leverage ratios calculated as of certain dates) or the Eurodollar Rate as determined by the lenders plus a margin of 0.375% to 1.500% based on the type of loan and leverage ratios calculated as of certain dates as defined in the credit agreement. Additionally, the Company is required to pay a commitment fee on the unutilized revolving loan commitment, as defined in the credit agreement, ranging from 0.175% to 0.400% based on leverage ratios calculated as of certain dates. The unutilized portion of the credit facility at April 3, 1999 was $98.0 million. The credit facility is guaranteed by each of the Company's domestic subsidiaries and secured by essentially all assets of the domestic subsidiaries.

The amended bank credit agreement contains a number of covenants restricting the Company and its subsidiaries with respect to the incurrence of indebtedness, the creation of liens, the consummation of certain transactions such as sales of substantial assets, mergers or consolidations, the making of certain investments, capital expenditures and payment of dividends. In addition, the Company is required to maintain certain financial covenants and ratios.

8. Comprehensive Income

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires the disclosure of all non-owner changes in equity.

The components of comprehensive income for the three months ended April 3, 1999 and March 28, 1998 are as follows (in thousands):

                                                             Three Months Ended
                                                             -------------------
                                                             April 3,  March 28,
                                                               1999      1998
                                                             --------  ---------
      Net income............................................ $ 6,204    $5,270
      Foreign currency translation adjustments..............  (2,060)     (603)
                                                             -------    ------
      Comprehensive income.................................. $ 4,144    $4,667
                                                             =======    ======

9. Treasury Stock Purchase Plan

The board of directors approved a share repurchase plan on June 10, 1998 and the Company completed the program on September 18, 1998. Under the plan, the Company repurchased one million shares of its outstanding common stock. Repurchases were made periodically in normal market trading at prevailing prices. The funding of the program came from operating cash flow and the existing bank facility.

                         WESLEY JESSEN VISIONCARE, INC.

                                  (Unaudited)


10. Acquisitions

In May 1999, the Company, through its Hong Kong subsidiary, executed a purchase agreement to acquire certain assets of Eycon Lens (Hong Kong) Co., Ltd. from its sole shareholder. In June 1998 and July 1998, the Company completed two other international acquisitions. The total adjusted purchase price for the three acquisitions, including related fees and expenses of approximately $3.2 million was funded with existing liquidity. The Company accounted for the acquisitions under the purchase method of accounting. None of these acquisitions were material to the Company's financial statements.

11. Business segments and geographical information

The Company operates in one product segment--the development, manufacture and marketing of contact lenses. The aggregation criteria for sales are based on point of production and shipment.

Financial information by geographic area is as follows (in thousands):

                                                                 For the Three
                                                                 months Ended
                                                               -----------------
                                                                April  March 28,
                                                               3, 1999   1998
                                                               ------- ---------
      Net sales:
      United States (including Puerto Rico)................... $50,198  $50,228
      United Kingdom..........................................   8,661    7,049
      Rest of the world.......................................  17,452   13,318
                                                               -------  -------
                                                               $76,311  $70,595
                                                               =======  =======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                                  ----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Use of Proceeds..........................................................  12
Market Price for Common Stock............................................  12
Dividend Policy..........................................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  25
Management...............................................................  42
Principal Stockholders...................................................  52
Selling Stockholders.....................................................  54
Certain Transactions.....................................................  55
Description of Capital Stock.............................................  56
Underwriting.............................................................  59
Experts..................................................................  60
Legal Matters............................................................  60
Where You Can Find More Information......................................  61
Index to Financial Statements............................................ F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,600,000 Shares


                                  Common Stock

                                 -------------

                                   PROSPECTUS

                                 -------------

                         Deutsche Banc Alex. Brown

                            Bear, Stearns & Co. Inc.

                             Robert W. Baird & Co.
              Incorporated

                           A.G. Edwards & Sons, Inc.

                              Merrill Lynch & Co.

                                       , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The following is a statement of estimated expenses of the issuance and distribution of the securities being registered:

   Securities and Exchange Commission registration fee............... $ 49,701
   NASD filing fee..................................................    18,378
   Blue Sky fees and expenses (including attorneys' fees and
    expenses)........................................................   10,000
   Printing expenses.................................................  100,000
   Accounting fees and expenses......................................   50,000
   Transfer agent's fees and expenses................................    2,000
   Legal fees and expenses...........................................  100,000
   Miscellaneous expenses............................................   19,921
                                                                      --------
     Total........................................................... $350,000
                                                                      ========

Item 15. Indemnification of Directors and Officers.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Certificate of Incorporation and By-laws provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

  In that regard, the By-laws provide that the Company shall indemnify any person whom it has the power to indemnify by Section 145 from or against any and all of the expenses, liabilities or other matters referred to or covered in
Section 145, and such indemnification is not exclusive of other rights to which such person shall be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity for or in behalf of the Company and/or any subsidiary of the Company and as to action in another capacity while holding such office and shall continue as to such person who has ceased to be a director, officer, employee, or agent of the Company and/or subsidiary of the Company and shall inure to the benefit of the heirs, executors, and administrators of such person.

  The Company has entered into indemnification agreements with each of its executive officers and directors.

Item 16. Exhibits.

  (a) Exhibits.

 Number                              Description
 ------                              -----------
  *1.1  Form of Underwriting Agreement.
        Certificate representing shares of Common Stock, $0.01 par value per
   4.1  share (1).
   4.2  Amended and Restated Certificate of Incorporation (2).
   4.3  Amended and Restated By-laws (2).
  *5.1  Opinion and consent of Kirkland & Ellis.
 *23.1  Consent of PricewaterhouseCoopers LLP.
 *23.2  Consent of Kirkland & Ellis (included in Exhibit 5.1).
  24.1  Powers of Attorney (included in signature page).

--------

*  Filed herewith.
(1) Incorporated by reference to applicable exhibit to Registrant's Registration Statement on Form S-1, File No. 333-17353, dated February 10, 1997.

(2) Incorporated by reference to the applicable exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997.

Item 17. Undertakings.

  (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are to set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (d) The undersigned Registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on June 11, 1999.

                                          Wesley Jessen Visioncare, Inc.

                                                   /s/ Kevin J. Ryan
                                          By: _________________________________
                                             Kevin J. Ryan President and Chief
                                                     Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement have been signed by the following persons in the capacities and on the dates indicated:

              Signature                         Capacity                 Date
              ---------                         --------                 ----

        /s/ Kevin J. Ryan              Chairman of the Board,        June 11, 1999
______________________________________  President and Chief
            Kevin J. Ryan               Executive Officer
                                        (principal executive
                                        officer)

                  *                    Chief Financial Officer,      June 11, 1999
______________________________________  Treasurer and Director
           Edward J. Kelley             (principal financial
                                        officer)

                  *                    Vice President and            June 11, 1999
______________________________________  Controller (principal
           Ronald J. Artale             accounting officer)

                  *                    Director                      June 11, 1999
______________________________________
          Michael A. D'Amato

                  *                    Director                      June 11, 1999
______________________________________
            Adam W. Kirsch

                  *                    Director                      June 11, 1999
______________________________________
              Sol Levine

                  *                    Director                      June 11, 1999
______________________________________
             John W. Maki

                  *                    Director                      June 11, 1999
______________________________________
           John J. O'Malley

                  *                    Director                      June 11, 1999
______________________________________
         Stephen G. Pagliuca

  *The undersigned, by signing his name hereto, does hereby sign and execute this Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 on behalf of the above named officers and directors of Wesley Jessen VisionCare, Inc. pursuant to the Power of Attorney executed by such officer and/or director and previously filed with the Commission.

        /s/ Kevin J. Ryan

By:_____________________________

    Kevin J. Ryan, Attorney-in-Fact